Schwab Equity Index Funds

Semiannual Report
April 30, 2004

Schwab S&P 500 Fund

Schwab 1000 Fund®

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Five ways to put the power of the stock market in your portfolio—with some of the lowest expenses in the industry.

In This Report

Management's Discussion **2**

The president of SchwabFunds® and the funds' managers take a look at the factors that shaped fund performance during the report period.

Performance at a Glance **5**

Schwab S&P 500 Fund

Investor Shares: **SWPIX**   Select Shares®: **SWPPX**
e.Shares®: **SWPEX**

The fund's goal is to track the total return of the S&P 500® Index.[1]

Performance and Fund Facts **7**
Financial Statements **23**

Schwab 1000 Fund

Investor Shares: **SNXFX**   Select Shares: **SNXSX**

The fund's goal is to match the total return of the Schwab 1000 Index®.

Performance and Fund Facts **11**
Financial Statements **38**

Schwab Small-Cap Index Fund

Investor Shares: **SWSMX**   Select Shares: **SWSSX**

The fund's goal is to track the total return of small capitalization U.S. stocks, as measured by the Schwab Small-Cap Index®.

Performance and Fund Facts **14**
Financial Statements **59**

Schwab Total Stock Market Index Fund

Investor Shares: **SWTIX**   Select Shares: **SWTSX**

The fund's goal is to track the total return of the entire U.S. stock market, as measured by the Wilshire 5000 Total Market Index.[2]

Performance and Fund Facts **17**
Financial Statements **79**

Schwab International Index Fund

Investor Shares: **SWINX**   Select Shares: **SWISX**

The fund's goal is to track the total return of large, publicly traded non-U.S. companies from countries with developed equity markets outside the United States, as measured by the Schwab International Index®.

Performance and Fund Facts **20**
Financial Statements **126**

Financial Notes **137**

Fund Trustees **141**

Glossary **144**

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] Wilshire and Wilshire 5000 are registered service marks of Wilshire Associates, Inc. The fund is not sponsored, endorsed, sold or promoted by Wilshire Associates, and Wilshire Associates is not in any way affiliated with the fund. Wilshire Associates makes no representation regarding the advisability of investing in the fund or in any stock included in the Wilshire 5000.

From the Chairman



Charles R. Schwab
Chairman

When I look at the current economic trends, I see a lot of positive indicators. Corporate profits, revenues, capital spending and the employment numbers have been strong. With the GDP and capital spending also strong, we seem to be in the early stages of what could be a long-term economic recovery. However, even though stock market and economic cycles have historically been in synch, this now seems to be less certain.

The stock market, reflecting the uncertainty around the globe, has become increasingly volatile. Whether it's the war in Iraq or global terrorism, investors are exposed to frightening images over and over again throughout the day. This may play on investors' emotions, potentially contributing to the market's recent volatility.

Given this, and because it can be so difficult to fight your emotions, I believe it's more important than ever to stay diversified. By being diversified across and within all asset classes, you have an "all-weather" portfolio that can offer you some balance in any market climate. There are very obvious reasons why diversification is useful, but what I believe is its understated beauty is that it gives many of you the discipline you need to stick with a well thought out strategy.

I have been a fan of mutual funds throughout my long investing career. I say this because I firmly believe that mutual funds are a cost-effective and convenient way for investors to achieve a diversified portfolio. And as we face increasing uncertainty in the world and in the stock markets, this is perhaps more important than ever.

Overall, despite the likelihood of short-term market volatility, I maintain complete faith in the strength of the U. S. economy. I always have believed and continue to believe that the stock market is the best place for long-term investing, and that with a wise investing plan – and a well diversified portfolio – you will be well-positioned to meet your financial goals.

Sincerely,

Charles Schwab

Management's Discussion for the six months ended April 30, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

The stock market's continued recovery during the report period was welcome news to long-term investors, especially those of you who had suffered through declining share prices before then.

For years, investors sold stocks and stock mutual funds when the economy was weak or when geopolitical tensions heightened, despite the fact that stock and fund prices often were relatively cheap during those dark hours. Over the past year, however, I've spoken with many individual investors who benefited from sticking with their long-term asset-allocation plans. As a result, they were able to participate in the past year's stock market gains. They learned how difficult it is to successfully "time the market" and determine when to "be in cash." Many have given up this chase altogether and have benefited both financially and emotionally.

Given the ongoing geopolitical situation, however, it's quite understandable that many investors are nervous, and some are again acting more on their emotions than on sound investment principles. When you invest in SchwabFunds®, you can be assured that our portfolio managers understand your concerns and are diligent in their approach to the investment process. Key to this is their knowledge of and adherence to each fund's objective and their vigilant focus on remaining true to it. In short, each of our portfolio manager's responsibility is to remain consistent in implementing their investment strategies, despite the market's fluctuations.

There's one more thing I want to address in this letter and that is, as of July 19, 2004, following a distinguished ten-year career at Schwab, Geri Hom, senior portfolio manager, has decided to retire. Jeff Mortimer, senior vice-president and chief investment officer, equities of Charles Schwab Investment Management, Inc., assumes Geri's responsibilities for overall management of the funds.

I expect these changes to be seamless to our shareholders, as SchwabFunds® has been and will continue to be managed by teams of seasoned professionals, who remain committed to their investing styles. We thank you for your trust in us as we help you reach your long- or short-term financial goals.

Sincerely,

Randall W. Merk



Geri Hom, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the funds. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the Total Stock Market and International Index funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Economy and the Market

The economy, which had improved during the second half of 2003, picked up steam at the end of the year and continued to show signs of recovery through the current report period of November 1, 2003 through April 30, 2004. The securities market reflected the positive news through first-quarter 2004. During that time, the market started to bounce around a little, as evidenced by the volatility in the S&P 500® Index in February and March. Toward the end of the report period, in late April, the market fell precipitously and many of the funds' 2004 gains were lost. Nonetheless, its earlier performance was strong enough to push the broader market up 6.27% for the report period, as measured by the S&P 500® Index.

While the economy officially emerged from recession in 2001, the recovery didn't fully materialize until 2003. And it wasn't until late in 2003 when investors started buying companies with good solid fundamentals. During this time, both the manufacturing and services sectors exhibited strong growth. Capital spending showed signs of life amid rising corporate profits.

The economy continued to expand in 2004. Businesses added to their inventories, factory orders rose amid the pick-up in capital spending and production gained some strength. Retail sales continued to rise, despite a mid-quarter pause in the upward trend in consumer confidence, and higher commodity prices were holding. Mortgage refinancing activity, while still significant, started to show signs of waning as mortgage rates inched slightly upward. And finally, the last piece of the economic puzzle—job growth—began to exhibit solid growth.

On the currency front, the dollar rebounded from its lows, due to two reasons. First, the U. S. economy grew more than most other countries' economies did. The second reason is the expectation that interest rates will rise, which has served to stimulate inflows of foreign capital.

The Federal Reserve (Fed) left interest rates unchanged during the period. Inflation began to accelerate, alleviating Fed fears of possible deflation. Consequent expectations that the Fed would soon begin to raise interest rates weighed on markets toward the end of the period. Nevertheless, economic fundamentals remained sound. With delayed job growth underway, the economy was improving on all fronts. Strong

With delayed job growth underway, the economy was improving on all fronts. Strong personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq.

personal income growth fueled consumer spending, despite higher oil prices and concerns about terrorism and the war in Iraq. Business profits exhibited another strong quarterly gain and investment in equipment and inventories remained healthy. In sum, it appeared that the economy, indeed, was back on track.

The Funds

The equities market started off strong at the beginning of the period that ran from November 1, 2003 through April 30, 2004. Toward the middle of first-quarter 2004, however, the market, as evidenced by the S&P 500® Index, became fairly volatile and bounced around until the end of April, when it dropped precipitously, giving up some of its earlier gains. Nonetheless, performance of all of the Equity Index Funds was positive over the report period, closely tracking their benchmarks.

The S&P 500® Index closed at 1107.30, up 6.27% for the period. First-quarter earnings came in very strong. As of the end of April, 410 of the 500 companies in the index had reported earnings, which were an average 8.4% higher than analysts' estimates.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 6.27% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 6.54% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 12.39% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- □ 1.25% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.

Performance at a Glance

Total return for the six months ended 4/30/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Schwab S&P 500 Fund

Investor Shares	**6.06%**
Select Shares	**6.16%**
e.Shares	**6.13%**
Benchmark	**6.27%**

Performance Details . . . . pages 7-9

Schwab 1000 Fund

Investor Shares	**5.84%**
Select Shares	**5.89%**
Benchmark	**6.04%**

Performance Details . . . . . pages 11-12

Schwab Small-Cap Index Fund

Investor Shares	**4.07%**
Select Shares	**4.14%**
Benchmark	**4.16%**

Performance Details . . . . . pages 14-15

Schwab Total Stock Market Index Fund

Investor Shares	**6.35%**
Select Shares	**6.41%**
Benchmark	**6.40%**

Performance Details . . . . . pages 17-18

Schwab International Index Fund

Investor Shares	**11.61%**
Select Shares	**11.68%**
Benchmark	**12.06%**

Performance Details . . . . . pages 20-21

In terms of performance, the top industry, as measured by the S&P 500® Index, was energy, up 22.44% for the period, due in part to the soaring price of a barrel of oil. Coming in second was telecommunications services, which was up 12.38%, followed by the consumer staples industry, which grew 10.42%. The worst performing industry over the period was information technology, which was down 3.96%.

The Schwab S&P 500 Fund was up 6.06% for the period, closely tracking the S&P 500® Index. While small cap led the way up until April, "bigger became better," as small-cap stocks' edge was replaced by large-cap stocks. The best performing sector was energy, which was up 22.44% for the period. The worst performing sector was information technology, down 3.96%

The Schwab 1000 Fund was up 5.84%, closely tracking its benchmark, the Schwab 1000 Index®. The best performing sector was energy, which was up 22.44% for the report period. The weakest sector was information technology, which was down 3.96%.

The Schwab Small-Cap Index Fund was up 4.07% for the period, closely tracking its benchmark, the Schwab Small-Cap Index®. Small-cap stocks were in favor for most of the period, but lost much of their first-quarter sheen in April, when the market started to favor larger-cap stocks. The top performing sector was energy, which was up 34.57% for the period. Within the sector, crude-oil producers returned the most. Conversely, the weakest sector was telecommunications services, which was down 22.65%. Because the fund was underweight, however, it negatively impacted returns by only 0.22%.

Schwab Total Stock Market Index Fund was up 6.35%, closely tracking its benchmark, the Wilshire 5000 Total Market Index. The fund benefited from its exposure to small-cap stocks, which led the market for most of the report period. The best performing sector was energy, followed by health care and telecommunications.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

The Schwab International Index Fund closely tracked its benchmark, the Schwab International Index®. All countries in the index contributed positively to results, with Sweden, Spain and Italy being the strongest performers. The sectors of strength included energy, which was up 20.05%, and the utilities sector, which was up 18.05%. The weakest sectors, information technology, up 6.84%, and materials, up 6.64%, were still in positive territory for the period.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab S&P 500 Fund

Investor Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- Fund: **Investor Shares**
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Blend**



	6 Months		1 Year		5 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	5.86%	3.29%	22.13%	19.51%	-2.92%	-2.94%	7.68%	n/a
Post-Liquidation (shares were sold)	4.19%	2.29%	14.83%	12.89%	-2.35%	-2.05%	6.85%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- $18,601 **Investor Shares**
- $19,187 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

Select Shares Performance as of 4/30/4

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	5.94%	3.29%	22.34%	19.51%	-2.81%	-2.94%	5.09%	n/a
Post-Liquidation (shares were sold)	4.28%	2.29%	15.01%	12.89%	-2.25%	-2.05%	4.54%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- ■ $72,695 **Select Shares**
- ■ $73,627 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

e.Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **e.Shares**
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	■	1 Year ■	■	5 Years ■	■	Since Inception ■	■
Pre-Liquidation (still own shares)	5.91%	3.29%	22.27%	19.51%	-2.87%	-2.94%	7.74%	n/a
Post-Liquidation (shares were sold)	4.25%	2.29%	14.95%	12.89%	-2.30%	-2.05%	6.92%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

- ■ $18,738 **e.Shares**
- ■ $19,187 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	501
Weighted Average Market Cap ($ x 1,000,000)	$89,407
Price/Earnings Ratio (P/E)	20.4
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	2%

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	3.0%
❷ Microsoft Corp.	2.7%
❸ Exxon Mobil Corp.	2.7%
❹ Pfizer, Inc.	2.6%
❺ Citigroup, Inc.	2.4%
❻ Wal-Mart Stores, Inc.	2.4%
❼ American International Group, Inc.	1.8%
❽ Intel Corp.	1.6%
❾ Bank of America Corp.	1.6%
❿ Johnson & Johnson	1.6%
Total	**22.4%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 31.7% Consumer Non-Durables
- 21.0% Finance
- 18.9% Technology
- 7.1% Materials & Services
- 6.3% Energy
- 6.1% Utilities
- 4.6% Capital Goods
- 1.7% Consumer Durables
- 1.6% Transportation
- 1.0% Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab 1000 Fund

Investor Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**
- ■ Benchmark: **Schwab 1000 Index**®
- ■ Fund Category: **Morningstar Large-Cap Blend**



6 Months	1 Year	5 Years	10 Years
5.84% 6.04% 5.47%	22.99% 23.59% 21.73%	-1.84% -1.58% -1.84%	10.98% 11.40% 9.59%

Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	5.66%	3.29%	22.79%	19.51%	-2.14%	-2.94%	10.53%	7.76%
Post-Liquidation (shares were sold)	4.02%	2.29%	15.21%	12.89%	-1.72%	-2.05%	9.53%	7.51%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $28,363 **Investor Shares**
- ■ $29,450 **Schwab 1000 Index**®
- □ $29,325 **S&P 500**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Schwab 1000 Index®**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	□	■	□	■	□	■	□
Pre-Liquidation (still own shares)	5.70%	3.29%	22.96%	19.51%	-2.07%	-2.94%	5.65%	n/a
Post-Liquidation (shares were sold)	4.08%	2.29%	15.36%	12.89%	-1.65%	-2.05%	5.02%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $75,175 **Select Shares**
- ■ $76,223 **Schwab 1000 Index®**
- □ $73,627 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	996
Weighted Average Market Cap ($ x 1,000,000)	$79,389
Price/Earnings Ratio (P/E)	21.0
Price/Book Ratio (P/B)	2.9
Portfolio Turnover Rate[2]	3%

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	2.6%
❷ Microsoft Corp.	2.4%
❸ Exxon Mobil Corp.	2.4%
❹ Pfizer, Inc.	2.3%
❺ Citigroup, Inc.	2.1%
❻ Wal-Mart Stores, Inc.	2.1%
❼ American International Group, Inc.	1.6%
❽ Intel Corp.	1.4%
❾ Bank of America Corp.	1.4%
❿ Johnson & Johnson	1.4%
Total	**19.7%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 31.5% **Consumer Non-Durables**
- 22.5% **Finance**
- 18.2% **Technology**
- 7.8% **Materials & Services**
- 6.2% **Utilities**
- 5.9% **Energy**
- 4.4% **Capital Goods**
- 1.9% **Consumer Durables**
- 1.6% **Transportation**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Index Fund

Investor Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab Small-Cap Index®**
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
	■	▫	■	▫	■	▫	■	▫
Pre-Liquidation (still own shares)	3.98%	6.10%	37.09%	38.77%	5.75%	9.99%	8.91%	9.27%
Post-Liquidation (shares were sold)	2.77%	4.41%	24.35%	25.79%	5.34%	9.14%	8.20%	8.91%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $25,200 **Investor Shares**
■ $27,376 **Schwab Small-Cap Index®**
□ $25,458 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

Schwab Small-Cap Index Fund

Select Shares Performance as of 4/30/04

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Schwab Small-Cap Index®**
- ■ Fund Category: **Morningstar Small-Cap Blend**



	6 Months		1 Year		5 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	4.03%	6.10%	37.18%	38.77%	5.84%	9.99%	6.73%	n/a
Post-Liquidation (shares were sold)	2.84%	4.41%	24.46%	25.79%	5.42%	9.14%	6.24%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $84,120 **Select Shares**
- ■ $87,745 **Schwab Small-Cap Index®**
- □ $83,427 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	996
Weighted Average Market Cap ($ x 1,000,000)	$823
Price/Earnings Ratio (P/E)	48.9
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate[2]	36%

Top Holdings[3]

Security	% of Net Assets
❶ UnitedGlobalCom, Inc., Class A	0.4%
❷ MGI Pharma, Inc.	0.3%
❸ United Defense Industries, Inc.	0.3%
❹ Onyx Pharmaceuticals, Inc.	0.2%
❺ Pediatrix Medical Group, Inc.	0.2%
❻ Ask Jeeves, Inc.	0.2%
❼ Hughes Supply, Inc.	0.2%
❽ Resmed, Inc.	0.2%
❾ Tularik, Inc.	0.2%
❿ Cathay Bancorp., Inc.	0.2%
Total	**2.4%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.1% Materials & Services
- 20.6% Finance
- 20.2% Consumer Non-Durables
- 16.6% Technology
- 5.9% Capital Goods
- 5.5% Energy
- 4.0% Consumer Durables
- 3.1% Transportation
- 2.9% Utilities
- 0.1% Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Total Stock Market Index Fund

Investor Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Wilshire 5000 Total Market Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		3 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	6.20%	3.29%	25.26%	19.51%	-1.04%	-3.89%	-1.10%	n/a
Post-Liquidation (shares were sold)	4.31%	2.29%	16.75%	12.89%	-0.79%	-3.18%	-0.86%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $9,603 **Investor Shares**
■ $9,644 **Wilshire 5000 Total Market Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Wilshire 5000 Total Market Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		3 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	6.24%	3.29%	25.43%	19.51%	-0.92%	-3.89%	-1.00%	n/a
Post-Liquidation (shares were sold)	4.37%	2.29%	16.90%	12.89%	-0.68%	-3.18%	-0.76%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

- ■ $48,345 **Select Shares**
- ■ $48,221 **Wilshire 5000 Total Market Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	3,088
Weighted Average Market Cap ($ x 1,000,000)	$70,892
Price/Earnings Ratio (P/E)	21.4
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	0%

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	2.3%
❷ Microsoft Corp.	2.1%
❸ Exxon Mobil Corp.	2.1%
❹ Pfizer, Inc.	2.0%
❺ Citigroup, Inc.	1.9%
❻ Wal-Mart Stores, Inc.	1.8%
❼ American International Group, Inc.	1.4%
❽ Intel Corp.	1.2%
❾ Bank of America Corp.	1.2%
❿ Johnson & Johnson	1.2%
Total	**17.2%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



29.4%	**Consumer Non-Durables**
22.0%	**Finance**
17.6%	**Technology**
10.2%	**Materials & Services**
6.1%	**Energy**
5.9%	**Utilities**
4.3%	**Capital Goods**
2.0%	**Consumer Durables**
1.7%	**Transportation**
0.8%	**Other**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Rounded to the nearest whole number. Not annualized.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab International Index Fund

Investor Shares Performance as of 4/30/04

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab International Index®**
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
Pre-Liquidation (still own shares)	11.51%	8.15%	36.34%	32.58%	-1.82%	-1.72%	3.99%	2.96%
Post-Liquidation (shares were sold)	8.10%	5.51%	24.37%	21.46%	-1.39%	-1.02%	3.61%	3.11%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $15,286 **Investor Shares**
■ $16,118 **Schwab International Index®**
□ $14,635 **MSCI-EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Select Shares Performance as of 4/30/04

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Schwab International Index®**
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



	6 Months		1 Year		5 Years		Since Inception	
Total Returns After Tax	■	▫	■	▫	■	▫	■	▫
Pre-Liquidation (still own shares)	11.56%	8.15%	36.63%	32.58%	-1.75%	-1.72%	1.50%	n/a
Post-Liquidation (shares were sold)	8.17%	5.51%	24.62%	21.46%	-1.32%	-1.02%	1.43%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $56,935 **Select Shares**
■ $58,470 **Schwab International Index®**
□ $58,034 **MSCI-EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/04 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Fund Facts as of 4/30/04

Style Assessment[1]

Investment Style



Top Holdings[2]

Security	% of Net Assets
❶ BP PLC	3.1%
❷ Vodafone Group PLC	2.7%
❸ HSBC Holdings PLC	2.5%
❹ GlaxoSmithKline PLC	2.0%
❺ Total Fina Elf SA	1.9%
❻ Novartis AG, Registered	1.7%
❼ Nestle SA, Registered	1.6%
❽ Royal Dutch Petroleum Co.	1.6%
❾ Toyota Motor Corp.	1.6%
❿ Royal Bank of Scotland Group PLC	1.3%
Total	**20.0%**

Statistics

Number of Holdings	359
Weighted Average Market Cap ($ x 1,000,000)	$52,737
Price/Earnings Ratio (P/E)	22.8
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate[3]	1%

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



27.1%	Finance
23.4%	Materials & Services
18.7%	Consumer Non-Durables
10.7%	Utilities
7.6%	Transportation
4.6%	Energy
2.8%	Technology
2.6%	Consumer Durables
2.5%	Capital Goods

Country Weightings % of Portfolio

This chart shows the fund's country composition as of the report date.



27.4%	United Kingdom
19.3%	Japan
10.9%	France
8.3%	Switzerland
7.1%	Germany
5.4%	Netherlands
5.2%	Canada
3.9%	Australia
3.8%	Spain
8.7%	Other

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/04, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Not annualized.

Schwab S&P 500 Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	16.36	13.79	16.45	22.15	21.17	17.05
Income or loss from investment operations:						
Net investment income	0.11	0.20	0.20	0.17	0.17	0.17
Net realized and unrealized gains or losses	0.87	2.57	(2.68)	(5.70)	1.06	4.10
Total income or loss from investment operations	0.98	2.77	(2.48)	(5.53)	1.23	4.27
Less distributions:						
Dividends from net investment income	(0.21)	(0.20)	(0.18)	(0.17)	(0.18)	(0.15)
Distributions from net realized gains	–	–	–	–	(0.07)	–
Total distributions	(0.21)	(0.20)	(0.18)	(0.17)	(0.25)	(0.15)
Net asset value at end of period	17.13	16.36	13.79	16.45	22.15	21.17
Total return (%)	6.06[1]	20.39	(15.32)	(25.11)	5.81	25.20
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.37[2]	0.36	0.35	0.35	0.36[3]	0.35
Gross operating expenses	0.45[2]	0.46	0.46	0.46	0.52	0.62
Net investment income	1.31[2]	1.45	1.21	0.95	0.81	1.01
Portfolio turnover rate	2[1]	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	3,800	3,510	2,760	3,070	3,617	3,183

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	16.41	13.83	16.50	22.21	21.23	17.09
Income or loss from investment operations:						
Net investment income	0.12	0.24	0.22	0.20	0.20	0.20
Net realized and unrealized gains or losses	0.88	2.57	(2.69)	(5.71)	1.06	4.12
Total income or loss from investment operations	1.00	2.81	(2.47)	(5.51)	1.26	4.32
Less distributions:						
Dividends from net investment income	(0.23)	(0.23)	(0.20)	(0.20)	(0.21)	(0.18)
Distributions from net realized gains	–	–	–	–	(0.07)	–
Total distributions	(0.23)	(0.23)	(0.20)	(0.20)	(0.28)	(0.18)
Net asset value at end of period	17.18	16.41	13.83	16.50	22.21	21.23
Total return (%)	6.16[1]	20.62	(15.20)	(24.97)	5.94	25.42
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.19[2]	0.19	0.19	0.19	0.20[3]	0.19
Gross operating expenses	0.30[2]	0.31	0.31	0.31	0.36	0.47
Net investment income	1.49[2]	1.63	1.37	1.11	0.98	1.17
Portfolio turnover rate	2[1]	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	4,018	3,692	3,029	3,563	4,357	3,750

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.19% if certain non-routine expenses (proxy fees) had not been included.

e.Shares	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	16.37	13.79	16.46	22.17	21.21	17.08
Income or loss from investment operations:						
Net investment income	0.12	0.23	0.23	0.20	0.20	0.20
Net realized and unrealized gains or losses	0.87	2.56	(2.71)	(5.71)	1.04	4.09
Total income or loss from investment operations	0.99	2.79	(2.48)	(5.51)	1.24	4.29
Less distributions:						
Dividends from net investment income	(0.22)	(0.21)	(0.19)	(0.20)	(0.21)	(0.16)
Distributions from net realized gains	–	–	–	–	(0.07)	–
Total distributions	(0.22)	(0.21)	(0.19)	(0.20)	(0.28)	(0.16)
Net asset value at end of period	17.14	16.37	13.79	16.46	22.17	21.21
Total return (%)	6.13[1]	20.55	(15.32)	(25.02)	5.84	25.28
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.28[2]	0.28	0.28	0.28	0.29[3]	0.28
Gross operating expenses	0.30[2]	0.31	0.31	0.31	0.36	0.48
Net investment income	1.40[2]	1.54	1.28	1.02	0.88	1.08
Portfolio turnover rate	2[1]	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	254	246	220	304	441	435

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.8%	Common Stock	7,378,765	8,052,162
0.1%	Short-Term Investment	7,073	7,073
0.0%	U.S. Treasury Obligations	844	844
99.9%	Total Investments	7,386,682	8,060,079
8.2%	Collateral Invested for Securities on Loan	663,201	663,201
(8.1)%	Other Assets and Liabilities, Net		(652,365)
100.0%	Total Net Assets		8,070,915

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.8% of net assets

Aerospace / Defense 1.7%

Security and Number of Shares	Value ($ x 1,000)
The Boeing Co. 661,222	28,227
Crane Co. 44,919	1,384
General Dynamics Corp. 156,982	14,697
Goodrich Corp. 92,739	2,670
Lockheed Martin Corp. 352,596	16,819
Northrop Grumman Corp. 145,372	14,427
Raytheon Co. 323,772	10,445
Rockwell Automation, Inc. 147,698	4,828
Rockwell Collins, Inc. 139,398	4,496
Textron, Inc. 108,629	5,994
United Technologies Corp. 401,913	34,669
	138,656

Security and Number of Shares	Value ($ x 1,000)

Air Transportation 1.1%

Security and Number of Shares	Value ($ x 1,000)
Delta Air Lines, Inc. 94,113	585
FedEx Corp. 232,042	16,686
Sabre Holdings Corp. 110,153	2,599
Southwest Airlines Co. 614,218	8,771
United Parcel Service, Inc., Class B 880,769	61,786
	90,427

Alcoholic Beverages 0.5%

Security and Number of Shares	Value ($ x 1,000)
Adolph Coors Co., Class B 28,531	1,875
Anheuser-Busch Cos., Inc. 636,634	32,621
Brown-Forman Corp., Class B 95,468	4,474
	38,970

Apparel 0.3%

Security and Number of Shares	Value ($ x 1,000)
Jones Apparel Group, Inc. 100,343	3,673
Liz Claiborne, Inc. 83,728	2,939
Nike, Inc., Class B 207,117	14,902
Reebok International Ltd. 47,859	1,741
VF Corp. 84,078	3,881
	27,136

Automotive Products / Motor Vehicles 1.2%

Security and Number of Shares	Value ($ x 1,000)
Cooper Tire & Rubber Co. 56,866	1,216
Cummins, Inc. 33,451	2,001
Dana Corp. 115,009	2,318
Danaher Corp. 121,589	11,249
Delphi Corp. 433,000	4,417
Eaton' Corp. 118,896	7,060
Ford Motor Co. 1,430,712	21,976
General Motors Corp. 437,828	20,762
Genuine Parts Co. 136,090	4,872
Goodyear Tire & Rubber Co. 135,681	1,182
Harley-Davidson, Inc. 236,933	13,344
• Navistar International Corp. 54,800	2,474
Visteon Corp. 99,156	1,077
	93,948

Banks 7.4%

Security and Number of Shares	Value ($ x 1,000)
AmSouth Bancorp. 275,065	6,057
❾ Bank of America Corp. 1,598,036	128,626
The Bank of New York Co., Inc. 606,514	17,674

Security and Number of Shares	Value ($ x 1,000)
Bank One Corp. 874,615	43,180
BB&T Corp. 429,459	14,812
Comerica, Inc. 137,259	7,087
Fifth Third Bancorp 440,705	23,648
First Horizon National Corp. 96,900	4,260
Huntington Bancshares, Inc. 179,750	3,847
J.P. Morgan Chase & Co. 1,608,324	60,473
KeyCorp, Inc. 329,765	9,794
M&T Bank Corp. 93,704	7,965
Marshall & Ilsley Corp. 177,996	6,545
Mellon Financial Corp. 335,413	9,941
National City Corp. 475,473	16,485
North Fork Bancorp., Inc. 119,300	4,428
Northern Trust Corp. 171,112	7,234
PNC Financial Services Group, Inc. 215,427	11,439
Regions Financial Corp. 174,436	6,055
SouthTrust Corp. 259,207	8,056
State Street Corp. 264,511	12,908
SunTrust Banks, Inc. 222,349	15,131
Synovus Financial Corp. 235,632	5,624
U.S. Bancorp 1,504,491	38,575
Union Planters Corp. 149,052	4,143
Wachovia Corp. 1,027,321	47,000
Wells Fargo & Co. 1,321,957	74,638
Zions Bancorp. 70,147	3,965
	599,590

Business Machines & Software 8.8%

Security and Number of Shares	Value ($ x 1,000)
Adobe Systems, Inc. 187,789	7,763
• Apple Computer, Inc. 288,676	7,428
Autodesk, Inc. 87,954	2,946
• BMC Software, Inc. 176,808	3,059
• Cisco Systems, Inc. 5,375,783	112,193
• Compuware Corp. 296,522	2,268
• Comverse Technology, Inc. 148,815	2,435
• Dell, Inc. 2,000,832	69,449
• EMC Corp. 1,895,155	21,150
• Gateway, Inc. 290,537	1,400
Hewlett-Packard Co. 2,383,978	46,964

Security and Number of Shares	Value ($ x 1,000)
International Business Machines Corp. 1,328,593	117,142
• Lexmark International, Inc., Class A 100,530	9,094
▲❷ Microsoft Corp. 8,439,190	219,166
• NCR Corp. 73,899	3,303
• Network Appliance, Inc. 270,447	5,036
• Novell, Inc. 291,365	2,809
• Oracle Corp. 4,090,649	45,897
Pitney Bowes, Inc. 183,015	8,007
• Siebel Systems, Inc. 384,366	3,951
• Sun Microsystems, Inc. 2,575,758	10,045
• Unisys Corp. 260,027	3,388
• Xerox Corp. 625,160	8,396
	713,289

Business Services 4.3%

Security and Number of Shares	Value ($ x 1,000)
• Affiliated Computer Services, Inc., Class A 106,375	5,159
• Allied Waste Industries, Inc. 247,115	3,111
• Apollo Group, Inc., Class A 136,300	12,387
Automatic Data Processing, Inc. 463,682	20,314
• Cendant Corp. 787,454	18,647
• Cintas Corp. 134,305	6,038
• Citrix Systems, Inc. 130,566	2,487
Computer Associates International, Inc. 456,066	12,227
• Computer Sciences Corp. 146,718	6,002
• Convergys Corp. 110,751	1,608
Deluxe Corp. 38,466	1,589
• eBay, Inc. 505,070	40,315
Electronic Data Systems Corp. 376,521	6,886
Equifax, Inc. 107,607	2,637
First Data Corp. 693,388	31,473
• Fiserv, Inc. 152,764	5,585
H&R Block, Inc. 138,187	6,234
IMS Health, Inc. 187,907	4,745
• Interpublic Group of Cos., Inc. 325,157	5,102
• Intuit, Inc. 157,279	6,680
• Mercury Interactive Corp. 70,943	3,019
• Monster Worldwide, Inc. 87,965	2,253
Omnicom Group, Inc. 147,364	11,717

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Parametric Technology Corp. 206,030	944
Paychex, Inc. 297,062	11,074
• PeopleSoft, Inc. 284,601	4,804
• Robert Half International, Inc. 132,524	3,614
• Sungard Data Systems, Inc. 222,305	5,795
• Symantec Corp. 245,302	11,051
Tyco International Ltd. 1,562,900	42,902
• Veritas Software Corp. 332,242	8,861
Waste Management, Inc. 450,805	12,803
• Yahoo!, Inc. 519,229	26,200
	344,263

Chemicals 1.4%

Security and Number of Shares	Value ($ x 1,000)
Air Products & Chemicals, Inc. 179,301	8,931
Dow Chemical Co. 727,450	28,872
E.I. du Pont de Nemours & Co. 781,438	33,563
Eastman Chemical Co. 59,183	2,519
Ecolab, Inc. 198,798	5,924
Great Lakes Chemical Corp. 38,937	978
• Hercules, Inc. 82,003	911
• Monsanto Co. 209,498	7,246
PPG Industries, Inc. 132,163	7,839
Praxair, Inc. 253,588	9,269
Rohm & Haas Co. 174,959	6,785
Sigma-Aldrich Corp. 54,726	3,100
	115,937

Construction 0.4%

Security and Number of Shares	Value ($ x 1,000)
Centex Corp. 97,736	4,686
Fluor Corp. 64,302	2,454
KB Home 36,866	2,541
Masco Corp. 352,973	9,887
Pulte Homes, Inc. 97,150	4,777
The Sherwin-Williams Co. 114,364	4,352
The Stanley Works 65,640	2,790
Vulcan Materials Co. 78,918	3,649
	35,136

Consumer Durables 0.2%

Security and Number of Shares	Value ($ x 1,000)
Black & Decker Corp. 62,086	3,592
Leggett & Platt, Inc. 150,312	3,397

Security and Number of Shares	Value ($ x 1,000)
Maytag Corp. 61,971	1,729
Newell Rubbermaid, Inc. 213,537	5,048
Whirlpool Corp. 53,431	3,500
	17,266

Containers 0.1%

Security and Number of Shares	Value ($ x 1,000)
Ball Corp. 44,056	2,908
Bemis Co. 81,458	2,200
• Pactiv Corp. 122,064	2,801
• Sealed Air Corp. 65,771	3,228
	11,137

Electronics 5.4%

Security and Number of Shares	Value ($ x 1,000)
• ADC Telecommunications, Inc. 632,138	1,580
• Advanced Micro Devices, Inc. 272,013	3,868
• Agilent Technologies, Inc. 370,875	10,017
• Altera Corp. 294,881	5,901
American Power Conversion Corp. 153,555	2,865
Analog Devices, Inc. 291,783	12,430
• Andrew Corp. 120,024	2,034
• Applied Materials, Inc. 1,317,642	24,021
• Applied Micro Circuits Corp. 238,073	1,050
• Broadcom Corp., Class A 237,433	8,966
• CIENA Corp. 365,772	1,514
❽ Intel Corp. 5,071,605	130,492
ITT Industries, Inc. 72,010	5,710
• Jabil Circuit, Inc. 157,319	4,152
• JDS Uniphase Corp. 1,107,285	3,366
• KLA-Tencor Corp. 155,010	6,459
Linear Technology Corp. 243,108	8,662
• LSI Logic Corp. 293,990	2,187
• Lucent Technologies, Inc. 3,338,204	11,250
Maxim Integrated Products, Inc. 256,749	11,808
• Micron Technology, Inc. 477,135	6,499
Molex, Inc. 146,907	4,375
Motorola, Inc. 1,834,252	33,475
• National Semiconductor Corp. 139,054	5,672
• Novellus Systems, Inc. 119,539	3,462
• Nvidia Corp. 125,865	2,585
PerkinElmer, Inc. 97,208	1,871

Security and Number of Shares	Value ($ x 1,000)
• PMC – Sierra, Inc. 133,386	1,621
• Power-One, Inc. 62,573	538
• QLogic Corp. 74,738	2,017
Qualcomm, Inc. 629,918	39,345
• Sanmina – SCI Corp. 406,629	4,074
Scientific – Atlanta, Inc. 117,199	3,796
• Solectron Corp. 648,709	3,179
Symbol Technologies, Inc. 178,827	2,146
Tektronix, Inc. 65,499	1,939
• Tellabs, Inc. 322,453	2,815
• Teradyne, Inc. 148,524	3,027
Texas Instruments, Inc. 1,355,447	34,022
• Thermo Electron Corp. 127,063	3,710
• Thomas & Betts Corp. 44,556	1,071
• Waters Corp. 96,300	4,155
• Xilinx, Inc. 270,166	9,086
	432,812

Energy: Raw Materials 1.6%

Anadarko Petroleum Corp. 195,717	10,486
Apache Corp. 252,380	10,567
Baker Hughes, Inc. 264,086	9,687
• BJ Services Co. 123,400	5,491
Burlington Resources, Inc. 154,522	10,395
Devon Energy Corp. 182,337	11,159
EOG Resources, Inc. 90,133	4,439
Halliburton Co. 344,508	10,266
• Noble Corp. 103,457	3,844
Occidental Petroleum Corp. 302,110	14,260
• Rowan Cos., Inc. 80,970	1,806
Schlumberger Ltd. 459,787	26,911
Valero Energy Corp. 99,400	6,338
	125,649

Food & Agriculture 3.9%

Archer-Daniels-Midland Co. 505,107	8,870
Campbell Soup Co. 322,209	8,903
The Coca-Cola Co. 1,912,219	96,701
Coca-Cola Enterprises, Inc. 359,639	9,710
ConAgra Foods, Inc. 418,504	12,090

Security and Number of Shares	Value ($ x 1,000)
General Mills, Inc. 295,030	14,383
H.J. Heinz Co. 274,171	10,471
Hershey Foods Corp. 101,553	9,027
Kellogg Co. 322,527	13,836
McCormick & Co., Inc. 106,601	3,641
The Pepsi Bottling Group, Inc. 205,842	6,025
PepsiCo, Inc. 1,336,294	72,815
Sara Lee Corp. 617,438	14,250
Supervalu, Inc. 102,901	3,168
Sysco Corp. 505,610	19,340
Wm. Wrigley Jr. Co. 174,311	10,755
	313,985

Gold 0.2%

Newmont Mining Corp. 338,551	**12,662**

Healthcare / Drugs & Medicine 13.5%

Abbott Laboratories 1,221,333	53,763
Allergan, Inc. 102,596	9,034
AmerisourceBergen Corp. 89,453	5,178
• Amgen, Inc. 1,006,839	56,655
• Anthem, Inc. 108,740	9,632
Applied Biosystems Group – Applera Corp. 161,833	3,005
Bausch & Lomb, Inc. 39,537	2,484
Baxter International, Inc. 475,802	15,059
Becton Dickinson & Co. 198,976	10,058
• Biogen Idec, Inc. 255,518	15,076
Biomet, Inc. 201,056	7,942
• Boston Scientific Corp. 641,532	26,425
Bristol-Myers Squibb Co. 1,521,108	38,180
C.R. Bard, Inc. 41,129	4,371
Cardinal Health, Inc. 340,774	24,962
• Caremark Rx, Inc. 349,244	11,822
• Chiron Corp. 146,078	6,778
Eli Lilly & Co. 877,927	64,800
• Express Scripts, Inc. 60,000	4,640
• Forest Laboratories, Inc. 287,240	18,521
• Genzyme Corp. 177,186	7,718
Guidant Corp. 243,874	15,367

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
HCA, Inc. 387,922	15,761
Health Management Associates, Inc., Class A 190,429	4,405
• Humana, Inc. 124,343	2,026
⑩ Johnson & Johnson 2,321,356	125,423
• King Pharmaceuticals, Inc. 187,724	3,238
Manor Care, Inc. 71,759	2,328
McKesson Corp. 227,183	7,465
• Medco Health Solutions, Inc. 212,639	7,527
• Medimmune, Inc. 193,581	4,692
Medtronic, Inc. 947,824	47,827
Merck & Co., Inc. 1,738,242	81,697
Mylan Laboratories, Inc. 209,700	4,804
❹ Pfizer, Inc. 5,961,311	213,177
• Quest Diagnostics 81,055	6,837
Schering-Plough Corp. 1,148,084	19,207
• St. Jude Medical, Inc. 134,142	10,230
Stryker Corp. 157,897	15,621
• Tenet Healthcare Corp. 360,505	4,240
UnitedHealth Group, Inc. 488,166	30,012
• Watson Pharmaceuticals, Inc. 83,237	2,964
• WellPoint Health Networks, Inc. 123,422	13,785
Wyeth 1,043,082	39,710
• Zimmer Holdings, Inc. 190,692	15,227
	1,089,673

Household Products 2.4%

Security and Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B 70,426	3,321
Avon Products, Inc. 185,527	15,584
Clorox Co. 165,110	8,549
Colgate-Palmolive Co. 415,539	24,051
The Gillette Co. 789,877	32,322
International Flavors & Fragrances, Inc. 72,428	2,626
▲ Procter & Gamble Co. 1,009,813	106,788
	193,241

Insurance 5.1%

Security and Number of Shares	Value ($ x 1,000)
ACE Ltd. 220,000	9,645
Aetna, Inc. 121,847	10,083
AFLAC, Inc. 401,064	16,937
The Allstate Corp. 549,300	25,213

Security and Number of Shares	Value ($ x 1,000)
AMBAC Financial Group, Inc. 83,554	5,765
❼ American International Group, Inc. 2,040,650	146,213
AON Corp. 246,426	6,422
Chubb Corp. 146,077	10,079
CIGNA Corp. 108,571	7,004
Cincinnati Financial Corp. 133,568	5,475
Hartford Financial Services Group, Inc. 227,367	13,888
Jefferson-Pilot Corp. 110,614	5,485
Lincoln National Corp. 141,597	6,355
Loews Corp. 146,787	8,515
Marsh & McLennan Cos., Inc. 415,520	18,740
MBIA, Inc. 113,393	6,678
Metlife, Inc. 594,118	20,497
MGIC Investment Corp. 77,579	5,711
• Principal Financial Group, Inc. 250,724	8,851
The Progressive Corp. 170,968	14,963
Prudential Financial, Inc. 423,600	18,613
Safeco Corp. 108,621	4,756
St. Paul Cos., Inc. 517,355	21,041
Torchmark Corp. 90,710	4,720
UnumProvident Corp. 230,026	3,577
XL Capital Ltd., Class A 108,565	8,289
	413,515

Media 3.6%

Security and Number of Shares	Value ($ x 1,000)
Clear Channel Communications, Inc. 483,722	20,070
• Comcast Corp., Class A 1,759,010	52,946
Dow Jones & Co., Inc. 64,009	2,950
Gannett Co., Inc. 213,769	18,529
Knight-Ridder, Inc. 61,087	4,730
The McGraw-Hill Cos., Inc. 148,062	11,676
Meredith Corp. 39,218	1,998
New York Times Co., Class A 117,850	5,399
R.R. Donnelley & Sons Co. 167,196	4,919
• Time Warner, Inc. 3,557,976	59,845
Tribune Co. 258,439	12,374
• Univision Communications, Inc., Class A 251,484	8,513
Viacom, Inc., Class B 1,368,169	52,880
The Walt Disney Co. 1,604,605	36,954
	293,783

Security and Number of Shares	Value ($ x 1,000)
Miscellaneous 0.7%	
3M Co. 612,276	**52,950**
Miscellaneous Finance 7.8%	
American Express Co. 1,003,981	49,145
The Bear Stearns Cos., Inc. 81,229	6,510
Capital One Financial Corp. 181,711	11,908
▪ The Charles Schwab Corp. 1,063,150	10,940
Charter One Financial, Inc. 173,453	5,788
❺ Citigroup, Inc. 4,025,639	193,593
Countrywide Financial Corp. 217,331	12,888
• E∙TRADE Group, Inc. 285,500	3,243
Fannie Mae 758,727	52,140
Federated Investors, Inc., Class B 85,300	2,508
Franklin Resources, Inc. 193,688	10,620
Freddie Mac 537,902	31,413
Golden West Financial Corp. 120,305	12,645
Goldman Sachs Group, Inc. 377,500	36,523
Janus Capital Group, Inc. 186,007	2,827
Lehman Brothers Holdings, Inc. 217,704	15,979
MBNA Corp. 1,001,693	24,421
Merrill Lynch & Co., Inc. 759,334	41,179
Moody's Corp. 116,409	7,510
Morgan Stanley 858,439	44,115
• Providian Financial Corp. 223,272	2,708
SLM Corp. 351,683	13,473
T. Rowe Price Group, Inc. 99,307	5,092
Washington Mutual, Inc. 701,921	27,649
	624,817
Non-durables & Entertainment 1.2%	
Darden Restaurants, Inc. 126,412	2,865
• Electronic Arts, Inc. 234,756	11,883
Fortune Brands, Inc. 112,791	8,600
Hasbro, Inc. 133,312	2,518
International Game Technology 272,552	10,286
Mattel, Inc. 335,693	5,694
McDonald's Corp. 988,796	26,925
• Starbucks Corp. 309,259	12,018
Wendy's International, Inc. 89,337	3,484
• Yum! Brands, Inc. 229,498	8,902
	93,175

Security and Number of Shares	Value ($ x 1,000)
Non-Ferrous Metals 0.4%	
Alcoa, Inc. 683,687	21,024
Engelhard Corp. 95,939	2,786
Freeport-McMoran Copper & Gold, Inc., Class B 134,615	4,106
• Phelps Dodge Corp. 72,480	4,771
	32,687
Oil: Domestic 1.0%	
Amerada Hess Corp. 70,261	4,998
Ashland, Inc. 53,145	2,546
ConocoPhillips 533,248	38,021
Kerr-McGee Corp. 77,570	3,796
Marathon Oil Corp. 265,479	8,909
• Nabors Industries Ltd. 115,107	5,106
Sunoco, Inc. 59,302	3,730
• Transocean, Inc. 249,199	6,920
Unocal Corp. 201,422	7,259
	81,285
Oil: International 3.7%	
ChevronTexaco Corp. 838,357	76,710
❸ Exxon Mobil Corp. 5,126,147	218,117
	294,827
Optical & Photo 0.2%	
• Corning, Inc. 1,052,175	11,606
Eastman Kodak Co. 224,974	5,802
	17,408
Paper & Forest Products 0.9%	
Boise Cascade Corp. 66,153	2,231
Georgia-Pacific Corp. 197,318	6,926
International Paper Co. 376,813	15,193
Kimberly-Clark Corp. 391,300	25,611
• Louisiana-Pacific Corp. 83,408	1,968
MeadWestvaco Corp. 155,777	4,073
Temple-Inland, Inc. 41,926	2,590
Weyerhaeuser Co. 172,097	10,188
	68,780

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Producer Goods & Manufacturing 4.8%	
• American Standard Cos., Inc. 55,900	5,880
Avery Dennison Corp. 87,772	5,638
Caterpillar, Inc. 271,101	21,073
Cooper Industries Ltd., Class A 72,442	3,978
Deere & Co. 190,292	12,947
Dover Corp. 157,706	6,313
Emerson Electric Co. 328,181	19,763
▲❶ General Electric Co. 7,972,970	238,790
Honeywell International, Inc. 671,080	23,206
Illinois Tool Works, Inc. 242,165	20,877
Ingersoll-Rand Co., Class A 136,964	8,841
Johnson Controls, Inc. 147,168	8,074
• Millipore Corp. 37,784	1,981
Pall Corp. 96,974	2,306
Parker Hannifin Corp. 91,418	5,054
Snap-On, Inc. 44,189	1,493
W.W. Grainger, Inc. 72,199	3,783
	389,997
Railroad & Shipping 0.4%	
Burlington Northern Santa Fe Corp. 292,277	9,557
CSX Corp. 167,740	5,160
Norfolk Southern Corp. 302,882	7,215
Union Pacific Corp. 201,337	11,865
	33,797
Real Property 0.4%	
Apartment Investment & Management Co., Class A 72,500	2,042
Equity Office Properties Trust 314,006	7,904
Equity Residential 217,429	5,971
Plum Creek Timber Co., Inc. 144,500	4,271
ProLogis 142,400	4,189
Simon Property Group, Inc. 159,700	7,699
	32,076
Retail 6.7%	
Albertson's, Inc. 286,510	6,693
• Autonation, Inc. 214,100	3,644

Security and Number of Shares	Value ($ x 1,000)
• AutoZone, Inc. 68,977	6,040
• Bed, Bath & Beyond, Inc. 234,687	8,712
Best Buy Co., Inc. 255,472	13,859
• Big Lots, Inc. 87,567	1,240
Circuit City Stores, Inc. 158,574	1,852
• Costco Wholesale Corp. 357,933	13,405
CVS Corp. 311,627	12,038
Dillards, Inc., Class A 62,888	1,058
Dollar General Corp. 260,124	4,880
Family Dollar Stores, Inc. 132,990	4,274
Federated Department Stores, Inc. 142,646	6,990
The Gap, Inc. 699,936	15,406
Home Depot, Inc. 1,778,011	62,568
J.C. Penney Co., Inc. Holding Co. 212,006	7,179
• Kohl's Corp. 267,771	11,190
• Kroger Co. 581,385	10,174
Limited Brands, Inc. 363,498	7,503
Lowe's Cos., Inc. 613,519	31,940
The May Department Stores Co. 225,801	6,955
Nordstrom, Inc. 108,076	3,851
• Office Depot, Inc. 243,533	4,264
RadioShack Corp. 130,108	4,002
• Safeway, Inc. 345,477	7,929
Sears, Roebuck & Co. 174,110	6,973
• Staples, Inc. 389,842	10,042
Target Corp. 711,815	30,871
Tiffany & Co. 113,553	4,429
TJX Cos., Inc. 392,966	9,655
• Toys 'R' Us, Inc. 166,616	2,574
▲❻ Wal-Mart Stores, Inc. 3,381,741	192,759
Walgreen Co. 802,744	27,679
Winn-Dixie Stores, Inc. 105,395	803
	543,431
Steel 0.1%	
Allegheny Technologies, Inc. 60,584	619
Nucor Corp. 62,905	3,737

Security and Number of Shares	Value ($ x 1,000)
United States Steel Corp. 87,046	2,492
Worthington Industries, Inc. 69,657	1,257
	8,105
Telephone 3.6%	
Alltel Corp. 243,668	12,266
AT&T Corp. 621,840	10,665
• AT&T Wireless Services, Inc. 2,134,931	29,483
• Avaya, Inc. 331,475	4,535
BellSouth Corp. 1,435,308	37,045
CenturyTel, Inc. 113,133	3,267
• Citizens Communications Co. 218,457	2,849
• Nextel Communications, Inc., Class A 860,271	20,526
• Qwest Communications International, Inc. 1,381,642	5,554
SBC Communications, Inc. 2,584,833	64,362
Sprint Corp. (FON Group) 1,110,436	19,866
Verizon Communications, Inc. 2,158,022	81,444
	291,862
Tobacco 1.2%	
Altria Group, Inc. 1,599,865	88,600
R.J. Reynolds Tobacco Holdings, Inc. 67,900	4,398
UST, Inc. 127,974	4,762
	97,760
Travel & Recreation 0.6%	
Brunswick Corp. 73,572	3,025
Carnival Corp. 491,712	20,981
Harrah's Entertainment, Inc. 86,097	4,579
Hilton Hotels Corp. 296,097	5,179
Marriott International, Inc., Class A 182,134	8,589
Starwood Hotels & Resorts Worldwide, Inc. 161,921	6,443
	48,796
Trucking & Freight 0.1%	
Paccar, Inc. 134,955	7,620
Ryder Systems, Inc. 50,813	1,869
	9,489

Security and Number of Shares	Value ($ x 1,000)
Utilities: Electric & Gas 2.9%	
• The AES Corp. 481,690	4,176
• Allegheny Energy, Inc. 99,242	1,367
Ameren Corp. 141,580	6,190
American Electric Power Co., Inc. 307,485	9,360
• Calpine Corp. 317,541	1,378
Centerpoint Energy, Inc. 235,015	2,536
Cinergy Corp. 140,058	5,314
• CMS Energy Corp. 123,846	1,029
Consolidated Edison, Inc. 175,470	7,231
Constellation Energy Group, Inc. 132,786	5,110
Dominion Resources, Inc. 254,282	16,226
DTE Energy Co. 134,383	5,244
Duke Energy Corp. 708,612	14,923
• Dynegy, Inc., Class A 291,051	1,153
Edison International 255,377	5,976
El Paso Corp. 502,325	3,521
Entergy Corp. 178,608	9,752
Exelon Corp. 258,396	17,297
FirstEnergy Corp. 258,545	10,109
FPL Group, Inc. 143,198	9,110
KeySpan Corp. 126,365	4,568
Kinder Morgan, Inc. 96,339	5,801
Nicor, Inc. 35,789	1,216
NiSource, Inc. 204,355	4,120
Peoples Energy Corp. 27,820	1,163
• PG&E Corp. 328,320	9,035
Pinnacle West Capital Corp. 70,250	2,744
PPL Corp. 138,648	5,941
Progress Energy, Inc. 193,355	8,270
Public Service Enterprise Group, Inc. 185,439	7,955
Sempra Energy 178,781	5,676
The Southern Co. 575,055	16,539
TECO Energy, Inc. 142,669	1,816
TXU Corp. 253,950	8,670
Williams Cos., Inc. 399,773	4,118
Xcel Energy, Inc. 311,475	5,211
	229,845

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)

Short-Term Investment
0.1% of net assets

Provident Institutional TempFund 7,072,638	**7,073**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

U.S. Treasury Obligations
0.0% of net assets

▲ U.S. Treasury Bills, 0.90%-0.92%, 06/17/04	844	**844**

End of investments.

Collateral Invested for Securities on Loan
8.2% of net assets

Commercial Paper & Other Corporate Obligations 4.3%

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
American Express Credit Corp. 1.07%, 05/13/04	16,235	16,235
Bank of America 1.05%, 09/20/04	9,486	9,486
Canadian Imperial Bank Corp.		
1.72%, 05/25/05	18,682	18,678
1.06%, 05/28/04	41,306	41,300
1.04%, 01/31/05	35,113	35,108
Concord Minutemen Capital Corp. 1.04%, 05/20/04	20,215	20,198
Credit Lyonnais 1.08%, 09/30/04	5,490	5,490
Crown Point Funding Corp. 1.04%, 05/10/04	23,119	23,101
Fairway Finance Corp. 1.04%, 05/13/04	989	988

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Foreningssparbanken AB 1.06%, 05/17/04	64,980	64,971
General Electric Capital Corp. 1.06%, 05/10/04	17,713	17,730
Societe Generale 1.14%, 05/03/04	11,658	11,655
Svenska Handelsbanken 1.39%, 10/27/04	19,082	19,080
Westdeutsche Landesbank AG		
1.50%, 01/10/05	12,314	12,311
1.05%, 09/23/04	18,694	18,690
1.05%, 09/29/04	22,626	22,620
1.05%, 10/12/04	11,613	11,612
		349,253

Short-Term Investment 0.5%

Deutche Bank, Time Deposit 1.04%, 05/03/04	43,647	**43,647**

Security and Number of Shares

Other Investment Companies 3.4%

Institutional Money Market Trust 270,300,842	**270,301**

End of collateral invested from securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $633,780 of securities on loan)	$8,060,079
Collateral invested for securities on loan	663,201
Receivables:	
Fund shares sold	6,568
Interest	7
Dividends	8,995
Investments sold	11,114
Income from securities on loan	80
Prepaid expenses	+ 106
Total assets	**8,750,150**

Liabilities

Collateral invested for securities on loan	663,201
Payables:	
Fund shares redeemed	4,432
Interest expense	2
Investments bought	11,013
Due to brokers for futures	72
Investment adviser and administrator fees	68
Transfer agent and shareholder service fees	44
Accrued expenses	+ 403
Total liabilities	**679,235**

Net Assets

Total assets	8,750,150
Total liabilities	− 679,235
Net assets	**$8,070,915**

Net Assets by Source

Capital received from investors	8,106,930
Net investment income not yet distributed	34,390
Net realized capital losses	(743,692)
Net unrealized capital gains	673,287

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,799,523		221,767		$17.13
Select Shares	$4,017,675		233,799		$17.18
e.Shares	$253,717		14,806		$17.14

Unless stated, all numbers x 1,000.

The fund paid $7,386,682 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$366,220
Sales/maturities	$144,385

The fund's total security transactions with other SchwabFunds® during the period were $1,168.

These derive from investments and futures. As of the report date, the fund had thirty-six open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate contract value of $9,955 and net unrealized losses of $110.

Federal Tax Data

Portfolio Cost	$7,575,524
Net unrealized gains and losses:	
Gains	$1,787,522
Losses	+(1,302,967)
	$484,555

As of October 31, 2003:

Undistributed earnings:	
Ordinary income	$80,917
Long-term capital gains	$—
Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$26,504
2009	50,224
2010	400,268
2011	+ 72,382
	$549,378

See financial notes.   35

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$66,060
Interest	44
Securities on loan	+ 627
Total investment income	**66,731**

Net Realized Gains and Losses

Net realized losses on investments sold	(112,970)
Net realized gains on futures contracts	+ 890
Net realized losses	**(112,080)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	512,732
Net unrealized losses on futures contracts	+ (494)
Net unrealized gains	**512,238**

Expenses

Investment adviser and administrator fees	6,845
Transfer agent and shareholder service fees:	
Investor Shares	4,696
Select Shares	1,976
e.Shares	128
Trustees' fees	26
Custodian fees	101
Portfolio accounting fees	553
Professional fees	34
Registration fees	81
Shareholder reports	342
Interest expense	7
Other expenses	+ 65
Total expenses	14,854
Expense reduction	− 3,784
Net expenses	**11,070**

Increase in Net Assets from Operations

Total investment income	66,731
Net expenses	− 11,070
Net investment income	**55,661**
Net realized losses	(112,080)
Net unrealized gains	+ 512,238
Increase in net assets from operations	**$455,819**

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, 0.05%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $878 from the investment adviser (CSIM) and $2,906 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.37
Select Shares	0.19
e.Shares	0.28

This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $400,158.

Statements of
Changes in net assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$55,661	$99,392
Net realized losses	(112,080)	(59,341)
Net unrealized gains	+ 512,238	1,201,943
Increase in net assets from operations	**455,819**	**1,241,994**

Distributions Paid

Dividends from net investment income		
Investor Shares	46,375	40,628
Select Shares	52,459	49,532
e.Shares	+ 3,356	3,378
Total dividends from net investment income	**$102,190**	**$93,538**

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	28,062	$482,466	50,095	$730,445
Select Shares	30,726	529,624	51,800	753,457
e.Shares	+ 2,097	36,208	4,668	67,061
Total shares sold	**60,885**	**$1,048,298**	**106,563**	**$1,550,963**
Shares Reinvested				
Investor Shares	2,680	$44,333	2,857	$39,062
Select Shares	2,844	47,146	3,300	45,211
e.Shares	+ 182	3,018	224	3,062
Total shares reinvested	**5,706**	**$94,497**	**6,381**	**$87,335**
Shares Redeemed				
Investor Shares	(23,530)	($404,419)	(38,573)	($558,964)
Select Shares	(24,715)	(425,815)	(49,150)	(705,422)
e.Shares	+ (2,480)	(42,659)	(5,869)	(84,347)
Total shares redeemed	**(50,725)**	**($872,893)**	**(93,592)**	**($1,348,733)**
Net transactions in fund shares	**15,866**	**$269,902**	**19,352**	**$289,565**

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	454,506	$7,447,384	435,154	$6,009,363
Total increase	+ 15,866	623,531	19,352	1,438,021
End of period	**470,372**	**$8,070,915**	**454,506**	**$7,447,384**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$93,538
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$140	$236
Select Shares	126	302
e.Shares	+ 7	+ 22
Total	**$273**	**$560**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $34,390 and $80,919 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios

All Equity Portfolio	2.5%
Growth Portfolio	1.8%
Balanced Portfolio	1.1%
Conservative Portfolio	0.5%

Schwab 1000 Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	30.25	25.25	29.57	39.95	37.12	29.90
Income or loss from investment operations:						
Net investment income	0.17	0.33	0.31	0.26	0.26	0.26
Net realized and unrealized gains or losses	1.58	4.99	(4.36)	(10.40)	2.83	7.21
Total income or loss from investment operations	1.75	5.32	(4.05)	(10.14)	3.09	7.47
Less distributions:						
Dividends from net investment income	(0.34)	(0.32)	(0.27)	(0.24)	(0.26)	(0.25)
Net asset value at end of period	31.66	30.25	25.25	29.57	39.95	37.12
Total return (%)	5.84[1]	21.34	(13.87)	(25.50)	8.34	25.12
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.51[2]	0.49	0.46	0.46	0.47[3]	0.46
Gross operating expenses	0.51[2]	0.51	0.52	0.51	0.51	0.51
Net investment income	1.11[2]	1.27	1.04	0.78	0.63	0.78
Portfolio turnover rate	3[1]	5	9	8	9	3
Net assets, end of period ($ x 1,000,000)	4,226	3,974	3,223	3,852	5,083	4,925

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.46% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	**11/1/03–4/30/04***	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	30.27	25.26	29.58	39.98	37.16	29.93
Income or loss from investment operations:						
Net investment income	0.20	0.37	0.35	0.31	0.29	0.30
Net realized and unrealized gains or losses	1.57	4.99	(4.36)	(10.41)	2.84	7.22
Total income or loss from investment operations	1.77	5.36	(4.01)	(10.10)	3.13	7.52
Less distributions:						
Dividends from net investment income	(0.38)	(0.35)	(0.31)	(0.30)	(0.31)	(0.29)
Net asset value at end of period	31.66	30.27	25.26	29.58	39.98	37.16
Total return (%)	5.89[1]	21.52	(13.77)	(25.40)	8.46	25.29
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.36[2]	0.35	0.35	0.35	0.36[3]	0.35
Gross operating expenses	0.36[2]	0.36	0.37	0.36	0.36	0.37
Net investment income	1.26[2]	1.41	1.15	0.89	0.74	0.89
Portfolio turnover rate	3[1]	5	9	8	9	3
Net assets, end of period ($ x 1,000,000)	2,117	1,996	1,588	1,911	2,159	2,214

* Unaudited.

1 Not annualized.

2 Annualized.

3 The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▲ Collateral for open futures contracts
- ▮ Issuer is affiliated with the fund's adviser
- ◗ Security is valued at fair value (see Accounting Policies)

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.8%	**Common Stock**	4,008,427	6,331,128
0.1%	**Short-Term Investment**	2,440	2,440
0.0%	**U.S. Treasury Obligations**	364	365
99.9%	**Total Investments**	**4,011,231**	**6,333,933**
17.2%	**Collateral Invested for Securities on Loan**	1,093,954	1,093,954
(17.1)%	**Other Assets and Liabilities, Net**		(1,084,771)
100.0%	**Total Net Assets**		**6,343,116**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.8% of net assets	
Aerospace / Defense 1.5%	
The Boeing Co. 453,182	19,346
Crane Co. 31,950	984
General Dynamics Corp. 106,000	9,923
Goodrich Corp. 62,992	1,814
• L-3 Communications Holdings, Inc. 56,700	3,501
Lockheed Martin Corp. 243,784	11,628
Northrop Grumman Corp. 100,297	9,954
Raytheon Co. 225,200	7,265
Rockwell Automation, Inc. 100,100	3,272
Rockwell Collins, Inc. 94,900	3,061
Textron, Inc. 72,900	4,023
United Technologies Corp. 277,327	23,922
	98,693
Air Transportation 1.0%	
• AMR Corp. 85,500	970
FedEx Corp. 161,960	11,647
• JetBlue Airways Corp. 54,500	1,509
Sabre Holdings Corp. 77,000	1,816
Southwest Airlines Co. 422,225	6,029
United Parcel Service, Inc., Class B 607,000	42,581
	64,552
Alcoholic Beverages 0.4%	
Adolph Coors Co., Class B 19,500	1,281
Anheuser-Busch Cos., Inc. 439,000	22,494
Brown-Forman Corp., Class B 64,956	3,044
• Constellation Brands, Inc., Class A 56,500	1,872
	28,691
Apparel 0.4%	
• Coach, Inc. 99,628	4,244
Jones Apparel Group, Inc. 67,700	2,478
Liz Claiborne, Inc. 58,600	2,057
Nike, Inc., Class B 142,700	10,267
Reebok International Ltd. 31,600	1,149
• Timberland Co., Class A 18,700	1,173
VF Corp. 57,900	2,673
	24,041
Automotive Products / Motor Vehicles 1.2%	
• American Axle & Manufacturing Holdings, Inc. 28,100	1,081
ArvinMeritor, Inc. 36,800	761
BorgWarner, Inc. 14,700	1,205
Carlisle Cos., Inc. 16,600	984
Cooper Tire & Rubber Co. 39,700	849

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
Cummins, Inc. 22,600	1,352
Dana Corp. 79,789	1,609
Danaher Corp. 82,300	7,614
Delphi Corp. 300,600	3,066
Donaldson Co., Inc. 46,600	1,278
Eaton Corp. 81,400	4,834
Ford Motor Co. 986,570	15,154
General Motors Corp. 302,734	14,356
Gentex Corp. 41,200	1,620
Genuine Parts Co. 93,275	3,339
Harley-Davidson, Inc. 164,500	9,265
Lear Corp. 36,300	2,200
• Navistar International Corp. 36,800	1,662
Oshkosh Truck Corp. 18,700	957
Polaris Industries, Inc. 23,200	995
Thor Industries, Inc. 30,800	858
	75,039

Banks 7.4%

Security and Number of Shares	Value ($ x 1,000)
AmSouth Bancorp. 188,275	4,146
Associated Banc-Corp. 39,325	1,610
Bancorpsouth, Inc. 41,900	848
9 Bank of America Corp. 1,098,618	88,428
Bank of Hawaii Corp. 29,950	1,309
The Bank of New York Co., Inc. 416,900	12,148
Bank One Corp. 603,593	29,799
Banknorth Group, Inc. 86,800	2,659
BB&T Corp. 295,181	10,181
City National Corp. 26,300	1,621
The Colonial BancGroup, Inc. 66,800	1,151
Comerica, Inc. 93,974	4,852
Commerce Bancorp, Inc. N.J. 40,600	2,315
Commerce Bancshares, Inc. 36,690	1,647
Compass Bancshares, Inc. 65,212	2,501
Cullen/Frost Bankers, Inc. 27,900	1,208
Doral Financial Corp. 57,900	1,899
Fifth Third Bancorp 304,930	16,363
First Horizon National Corp. 67,400	2,963
First Midwest Bancorp, Inc. Illinois 24,900	840
FirstMerit Corp. 45,300	1,067
FNB Corp. 24,740	485
Fulton Financial Corp. 58,087	1,197
Greater Bay Bancorp 28,100	797
Hibernia Corp., Class A 83,200	1,813
Hudson City Bancorp, Inc. 102,400	3,461
Hudson United Bancorp 24,100	861
Huntington Bancshares, Inc. 122,735	2,626
J.P. Morgan Chase & Co. 1,105,490	41,566
KeyCorp, Inc. 226,746	6,734
M&T Bank Corp. 64,301	5,466
Marshall & Ilsley Corp. 121,370	4,463
Mellon Financial Corp. 232,688	6,897
Mercantile Bankshares Corp. 42,775	1,836
National City Corp. 328,000	11,372
National Commerce Financial Corp. 110,050	2,926
North Fork Bancorp., Inc. 81,300	3,018
Northern Trust Corp. 118,150	4,995
Park National Corp. 7,400	854
Peoples Bank-Bridgeport 33,000	1,393
PNC Financial Services Group, Inc. 148,830	7,903
Popular, Inc. 71,200	2,990
Provident Financial Group, Inc. 26,300	1,036
Regions Financial Corp. 119,265	4,140
Sky Financial Group, Inc. 49,530	1,184
The South Financial Group, Inc. 31,700	878
SouthTrust Corp. 177,974	5,531
State Street Corp. 181,200	8,843
SunTrust Banks, Inc. 152,956	10,409
Synovus Financial Corp. 161,962	3,866
TCF Financial Corp. 38,000	1,883
Trustmark Corp. 31,300	833
U.S. Bancorp 1,031,253	26,441
UCBH Holdings, Inc. 24,200	896
Union Planters Corp. 101,100	2,811
UnionBanCal Corp. 78,100	4,173
Valley National Bancorp 52,919	1,368
Wachovia Corp. 708,320	32,406

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Wells Fargo & Co. 911,632	51,471
Westamerica Bancorp. 17,600	855
WestCorp., Inc. 27,300	1,204
Whitney Holding Corp. 21,700	890
Wilmington Trust Corp. 35,300	1,227
Zions Bancorp. 48,300	2,730
	468,283

Business Machines & Software 8.2%

Security and Number of Shares	Value ($ x 1,000)
•3Com Corp. 200,150	1,233
Adobe Systems, Inc. 125,500	5,188
•Apple Computer, Inc. 198,800	5,115
•Ascential Software Corp. 31,900	542
Autodesk, Inc. 59,900	2,007
•Avocent Corp. 25,200	809
•BEA Systems, Inc. 217,600	2,483
•BMC Software, Inc. 121,300	2,098
•Cisco Systems, Inc. 3,696,200	77,140
•Compuware Corp. 206,100	1,577
•Comverse Technology, Inc. 103,500	1,693
•Dell, Inc. 1,379,400	47,879
Diebold, Inc. 39,018	1,798
•EMC Corp. 1,294,000	14,441
Fair Isaac Corp. 38,925	1,313
•Foundry Networks, Inc. 70,000	791
•Gateway, Inc. 201,400	971
Hewlett-Packard Co. 1,642,040	32,348
IKON Office Solutions, Inc. 78,600	875
•Integrated Device Technology, Inc. 56,300	757
International Business Machines Corp. 914,300	80,614
•Juniper Networks, Inc. 208,700	4,566
•Lexmark International, Inc., Class A 69,000	6,242
•Maxtor Corp. 131,700	857
Microchip Technology, Inc. 111,200	3,116
▲❷ Microsoft Corp. 5,802,900	150,701
•NCR Corp. 50,751	2,268
•Network Appliance, Inc. 185,000	3,445
•Novell, Inc. 200,400	1,932

Security and Number of Shares	Value ($ x 1,000)
•Oracle Corp. 2,816,014	31,596
•Peregrine Systems, Inc. 2,104	42
Pitney Bowes, Inc. 125,400	5,486
•Sandisk Corp. 85,000	1,964
▶• Seagate Escrow Security 126,560	36
•Siebel Systems, Inc. 266,100	2,736
•Storage Technology Corp. 59,400	1,560
•Sun Microsystems, Inc. 1,757,600	6,855
•Sybase, Inc. 51,900	887
•Tech Data Corp. 30,400	1,034
•The Titan Corp. 43,700	839
Total System Services, Inc. 105,500	2,342
•Unisys Corp. 177,250	2,310
•Xerox Corp. 424,750	5,704
	518,190

Business Services 4.4%

Security and Number of Shares	Value ($ x 1,000)
•Affiliated Computer Services, Inc., Class A 73,200	3,550
•Allied Waste Industries, Inc. 171,865	2,164
•Apollo Group, Inc., Class A 94,550	8,593
Aramark Corp., Class B 53,800	1,539
Automatic Data Processing, Inc. 316,800	13,879
•BearingPoint, Inc. 104,400	1,046
•The BISYS Group, Inc. 63,500	921
•Brocade Communications Systems, Inc. 138,200	739
•Career Education Corp. 53,700	3,437
CDW Corp. 44,600	2,787
•Cendant Corp. 545,448	12,916
•Ceridian Corp. 80,200	1,715
Certegy, Inc. 34,800	1,245
•Checkfree Corp. 42,800	1,286
•ChoicePoint, Inc. 46,966	2,063
•Cintas Corp. 91,700	4,123
•Citrix Systems, Inc. 88,000	1,676
•Cognizant Technology Solutions Corp. 35,100	1,519
Computer Associates International, Inc. 312,579	8,380

Security and Number of Shares	Value ($ x 1,000)
• Computer Sciences Corp. 100,496	4,111
• Convergys Corp. 76,800	1,115
• Copart, Inc. 47,700	904
• Corinthian Colleges, Inc. 47,400	1,451
• Corporate Executive Board Co. 20,000	1,033
Deluxe Corp. 27,100	1,120
• DeVry, Inc. 37,600	1,083
• DST Systems, Inc. 44,800	1,978
• Dun & Bradstreet Corp. 39,100	2,043
• Earthlink, Inc. 85,700	789
• eBay, Inc. 348,500	27,817
• Education Management Corp. 38,900	1,379
Electronic Data Systems Corp. 257,600	4,712
Equifax, Inc. 74,700	1,831
First Data Corp. 476,943	21,649
• Fiserv, Inc. 103,889	3,798
Friedman Billings Ramsey Group, Inc., Class A 75,500	1,397
• Gartner, Inc., Class A 69,400	829
Global Payments, Inc. 20,000	960
GTECH Holdings Corp. 31,700	1,931
H&R Block, Inc. 95,600	4,313
• ICOS Corp. 33,800	1,081
IMS Health, Inc. 128,500	3,245
• Interpublic Group of Cos., Inc. 222,350	3,489
• Intuit, Inc. 106,400	4,519
• Invitrogen Corp. 27,500	1,986
• Iron Mountain, Inc. 45,700	2,080
• ITT Educational Services, Inc. 24,300	980
Jack Henry & Associates, Inc. 47,900	871
• Jacobs Engineering Group, Inc. 29,800	1,243
• Lamar Advertising Co. 46,600	1,913
Manpower, Inc. 46,600	2,186
• Mercury Interactive Corp. 48,200	2,051
• Monster Worldwide, Inc. 60,500	1,549
National Instruments Corp. 41,700	1,274
• Network Associates, Inc. 86,600	1,358
Omnicom Group, Inc. 103,900	8,261
Paychex, Inc. 202,342	7,543

Security and Number of Shares	Value ($ x 1,000)
• PeopleSoft, Inc. 201,106	3,395
• Perot Systems Corp., Class A 59,700	795
• Pixar, Inc. 29,600	2,022
• Polycom, Inc. 53,300	1,017
• Red Hat, Inc. 94,600	2,148
Republic Services, Inc. 84,900	2,447
The Reynolds & Reynolds Co., Class A 36,000	1,028
• Robert Half International, Inc. 91,800	2,503
The ServiceMaster Co. 158,400	1,921
• Sirius Satellite Radio, Inc. 661,600	2,183
• Stericycle, Inc. 22,600	1,081
• Sungard Data Systems, Inc. 154,200	4,020
• Symantec Corp. 167,200	7,532
• Synopsys, Inc. 83,400	2,229
• VeriSign, Inc. 129,635	2,091
• Veritas Software Corp. 231,279	6,168
Viad Corp. 47,300	1,181
Waste Management, Inc. 314,375	8,928
• WebMD Corp. 164,700	1,448
• Yahoo!, Inc. 357,606	18,045
	277,632

Chemicals 1.4%

Security and Number of Shares	Value ($ x 1,000)
Air Products & Chemicals, Inc. 121,900	6,072
Airgas, Inc. 39,700	879
• Bio-Rad Laboratories, Inc., Class A 13,600	797
Cabot Corp. 33,200	1,122
• Celgene Corp. 43,500	2,249
• Cytec Industries, Inc. 21,000	826
Dow Chemical Co. 500,752	19,875
E.I. du Pont de Nemours & Co. 536,689	23,051
Eastman Chemical Co. 41,425	1,763
Ecolab, Inc. 138,300	4,121
Lubrizol Corp. 27,700	881
Lyondell Chemical Co. 94,900	1,552
• Monsanto Co. 140,548	4,862
PPG Industries, Inc. 91,100	5,403
Praxair, Inc. 174,400	6,374
Rohm & Haas Co. 119,414	4,631

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
RPM International, Inc. 62,100	936
Sigma-Aldrich Corp. 37,100	2,101
Valspar Corp. 27,100	1,346
	88,841
Construction 0.7%	
Centex Corp. 66,600	3,194
D.R. Horton, Inc. 126,433	3,641
Florida Rock Industries, Inc. 23,100	919
Fluor Corp. 44,100	1,683
• Hovnanian Enterprises, Inc., Class A 32,400	1,165
KB Home 24,900	1,716
Lafarge North America, Inc. 37,000	1,637
Lennar Corp., Class A 84,400	3,954
Martin Marietta Materials, Inc. 26,200	1,133
Masco Corp. 248,400	6,958
MDC Holdings, Inc. 17,369	1,073
• NVR, Inc. 3,900	1,759
Pulte Homes, Inc. 66,500	3,270
The Ryland Group, Inc. 13,300	1,050
The Sherwin-Williams Co. 78,100	2,972
Standard-Pacific Corp. 17,700	893
The Stanley Works 43,400	1,845
• Toll Brothers, Inc. 39,200	1,551
Vulcan Materials Co. 54,600	2,525
• West Corp. 36,100	882
	43,820
Consumer Durables 0.3%	
Black & Decker Corp. 41,650	2,410
Ethan Allen Interiors, Inc. 20,000	832
Furniture Brands International, Inc. 30,000	844
Hillenbrand Industries, Inc. 33,100	2,234
Leggett & Platt, Inc. 103,000	2,328
Maytag Corp. 42,050	1,173
• Mohawk Industries, Inc. 35,639	2,749
Newell Rubbermaid, Inc. 147,209	3,480
• United Rentals, Inc. 41,400	712
Whirlpool Corp. 37,400	2,450
	19,212

Security and Number of Shares	Value ($ x 1,000)
Containers 0.2%	
Ball Corp. 30,200	1,993
Bemis Co. 56,800	1,534
• Crown Holdings, Inc. 88,600	748
• Owens-Illinois, Inc. 79,300	1,107
• Pactiv Corp. 84,350	1,936
• Sealed Air Corp. 45,499	2,233
Sonoco Products Co. 52,141	1,296
	10,847
Electronics 5.3%	
• Acxiom Corp. 45,600	1,055
• ADC Telecommunications, Inc. 431,800	1,080
• Adelphia Communications, Class A 75,707	62
• Advanced Fibre Communications, Inc. 46,700	780
• Advanced Micro Devices, Inc. 186,900	2,658
• Agere Systems, Inc., Class A 895,900	2,025
• Agilent Technologies, Inc. 257,000	6,942
• Alliant Techsystems, Inc. 20,700	1,227
• Altera Corp. 203,100	4,064
American Power Conversion Corp. 106,600	1,989
• Amkor Technology, Inc. 93,300	754
• Amphenol Corp., Class A 46,800	1,479
Analog Devices, Inc. 199,000	8,477
• Andrew Corp. 82,400	1,397
• Applied Materials, Inc. 904,000	16,480
• Applied Micro Circuits Corp. 164,700	726
• Arrow Electronics, Inc. 60,500	1,529
• Atmel Corp. 252,900	1,477
• Avid Technology, Inc. 16,500	792
• Avnet, Inc. 64,300	1,391
AVX Corp. 93,200	1,323
• Broadcom Corp., Class A 164,400	6,208
• Cadence Design Systems, Inc. 141,050	1,808
• CIENA Corp. 254,200	1,052
• Cymer, Inc. 19,300	617
• Cypress Semiconductor Corp. 64,600	902
• Emulex Corp. 44,500	742
• Energizer Holdings, Inc. 45,300	1,962

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
• Fairchild Semiconductor International, Inc., Class A 63,200	1,231
• Getty Images, Inc. 30,300	1,654
Harman International Industries, Inc. 35,200	2,670
Harris Corp. 35,800	1,613
• Integrated Circuit Systems, Inc. 38,600	914
❽ Intel Corp. 3,488,300	89,754
• Interactive Data Corp. 49,800	833
• International Rectifier Corp. 34,400	1,364
Intersil Corp., Class A 74,600	1,473
ITT Industries, Inc. 49,400	3,917
• Jabil Circuit, Inc. 107,100	2,826
• JDS Uniphase Corp. 769,755	2,340
• KLA-Tencor Corp. 104,400	4,350
• Lam Research Corp. 69,900	1,548
Linear Technology Corp. 169,500	6,039
• LSI Logic Corp. 203,400	1,513
• Lucent Technologies, Inc. 2,265,519	7,635
Maxim Integrated Products, Inc. 178,229	8,197
• Micron Technology, Inc. 327,600	4,462
• MKS Instruments, Inc. 27,800	534
Molex, Inc. 102,121	3,041
Motorola, Inc. 1,252,586	22,860
• National Semiconductor Corp. 96,700	3,944
• Novellus Systems, Inc. 81,800	2,369
• Nvidia Corp. 86,900	1,785
• Omnivision Technologies, Inc. 29,200	651
PerkinElmer, Inc. 68,100	1,311
• QLogic Corp. 50,700	1,368
Qualcomm, Inc. 431,100	26,927
• Rambus, Inc. 52,600	980
• RF Micro Devices, Inc. 99,500	732
• Sanmina-SCI Corp. 277,452	2,780
Scientific-Atlanta, Inc. 81,400	2,637
• Semtech Corp. 39,600	832
• Silicon Laboratories, Inc. 26,700	1,259
• Solectron Corp. 448,400	2,197
Symbol Technologies, Inc. 123,770	1,485
Tektronix, Inc. 45,400	1,344
• Tellabs, Inc. 223,900	1,955
• Teradyne, Inc. 102,600	2,091

Security and Number of Shares	Value ($ x 1,000)
Texas Instruments, Inc. 932,255	23,400
• Thermo Electron Corp. 87,384	2,552
• Varian Semiconductor Equipment Associates, Inc. 19,200	625
• Vishay Intertechnology, Inc. 86,150	1,499
• Waters Corp. 65,100	2,809
• Western Digital Corp. 110,500	893
• Western Wireless Corp., Class A 45,400	945
• Xilinx, Inc. 185,600	6,242
• Zebra Technologies Corp., Class A 25,350	1,858
	339,236

Energy: Raw Materials 1.4%

Security and Number of Shares	Value ($ x 1,000)
Anadarko Petroleum Corp. 134,680	7,216
Apache Corp. 173,820	7,278
Arch Coal, Inc. 28,300	866
Baker Hughes, Inc. 181,520	6,658
• BJ Services Co. 85,000	3,783
Burlington Resources, Inc. 106,467	7,162
• Cooper Cameron Corp. 28,900	1,397
Devon Energy Corp. 126,716	7,755
ENSCO International, Inc. 80,300	2,198
EOG Resources, Inc. 61,800	3,044
• FMC Technologies, Inc. 35,600	970
• Forest Oil Corp. 28,700	753
• Grant Prideco, Inc. 65,200	994
Halliburton Co. 236,960	7,061
Massey Energy Co. 40,500	949
• Noble Corp. 71,800	2,668
Noble Energy, Inc. 30,500	1,406
Occidental Petroleum Corp. 208,500	9,841
Peabody Energy Corp. 33,100	1,552
• Reliant Energy, Inc. 158,100	1,314
• Rowan Cos., Inc. 56,000	1,249
• Smith International, Inc. 53,800	2,946
Tidewater, Inc. 32,500	917
• Tom Brown, Inc. 24,500	1,173
Valero Energy Corp. 68,488	4,367
• Weatherford International Ltd. 69,900	3,039
Western Gas Resources, Inc. 17,900	975
	89,531

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Food & Agriculture 3.8%	
•7-Eleven, Inc. 59,900	964
Archer-Daniels-Midland Co. 346,836	6,090
Campbell Soup Co. 220,200	6,084
The Coca-Cola Co. 1,314,000	66,449
Coca-Cola Enterprises, Inc. 244,100	6,591
ConAgra Foods, Inc. 289,959	8,377
•Dean Foods Co. 83,750	2,812
•Del Monte Foods Co. 111,695	1,235
General Mills, Inc. 202,250	9,860
H.J. Heinz Co. 190,700	7,283
Hershey Foods Corp. 69,700	6,196
Hormel Foods Corp. 74,400	2,268
The J.M. Smuckers Co. 26,800	1,402
Kellogg Co. 220,900	9,477
Kraft Foods, Inc., Class A 150,100	4,940
McCormick & Co., Inc. 74,500	2,545
The Pepsi Bottling Group, Inc. 140,900	4,124
PepsiAmericas, Inc. 77,500	1,552
PepsiCo, Inc. 919,060	50,080
•Performance Food Group Co. 24,600	864
Sara Lee Corp. 425,900	9,830
•The Scotts Co., Class A 17,200	1,134
•Smithfield Foods, Inc. 59,400	1,580
Supervalu, Inc. 72,000	2,217
Sysco Corp. 349,100	13,353
Tootsie Roll Industries, Inc. 28,561	995
Tyson Foods, Inc., Class A 188,082	3,525
Wm. Wrigley Jr. Co. 122,500	7,558
	239,385
Gold 0.1%	
Newmont Mining Corp. 233,738	**8,742**
Healthcare / Drugs & Medicine 13.1%	
Abbott Laboratories 842,600	37,091
•Accredo Health, Inc. 25,700	993
Allergan, Inc. 69,900	6,155
AmerisourceBergen Corp. 59,995	3,473
•Amgen, Inc. 692,840	38,986

Security and Number of Shares	Value ($ x 1,000)
•Amylin Pharmaceuticals, Inc. 50,200	1,124
•Andrx Corp. 38,700	885
•Anthem, Inc. 74,100	6,564
•Apogent Technologies, Inc. 48,500	1,572
Applied Biosystems Group – Applera Corp. 111,600	2,072
•Barr Laboratories, Inc. 54,225	2,246
Bausch & Lomb, Inc. 28,200	1,772
Baxter International, Inc. 329,300	10,422
Beckman Coulter, Inc. 33,000	1,843
Becton Dickinson & Co. 136,300	6,890
•Biogen Idec, Inc. 177,660	10,482
Biomet, Inc. 137,100	5,415
•Boston Scientific Corp. 441,384	18,181
Bristol-Myers Squibb Co. 1,044,200	26,209
C.R. Bard, Inc. 27,800	2,954
Cardinal Health, Inc. 234,156	17,152
•Caremark Rx, Inc. 239,356	8,102
•Cephalon, Inc. 29,900	1,702
•Charles River Laboratories International, Inc. 24,600	1,132
•Chiron Corp. 100,612	4,668
•Community Health Systems, Inc. 52,900	1,364
Cooper Cos., Inc. 16,900	913
•Covance, Inc. 33,300	1,124
•Coventry Health Care, Inc. 48,300	2,021
•Cytyc Corp. 58,900	1,260
•Dade Behring Holdings, Inc. 21,900	1,007
•DaVita, Inc. 34,100	1,743
Dentsply International, Inc. 42,550	2,062
•Edwards Lifesciences Corp. 31,700	1,092
Eli Lilly & Co. 603,568	44,549
•Endo Pharmaceutical Holdings, Inc. 70,700	1,688
•Express Scripts, Inc. 42,100	3,256
•First Health Group Corp. 50,700	847
•Forest Laboratories, Inc. 198,100	12,774
•Gen-Probe, Inc. 25,800	860
•Genzyme Corp. 120,200	5,236
•Gilead Sciences, Inc. 115,100	7,002

Security and Number of Shares	Value ($ x 1,000)
Guidant Corp. 168,772	10,634
HCA, Inc. 267,772	10,880
Health Management Associates, Inc., Class A 128,728	2,977
• Health Net, Inc. 60,900	1,549
• Henry Schein, Inc. 23,400	1,649
• Human Genome Sciences, Inc. 69,400	847
• Humana, Inc. 86,500	1,409
• IDEXX Laboratories, Inc. 18,700	1,146
• ImClone Systems, Inc. 40,300	2,695
• Inamed Corp. 18,800	1,106
• IVAX Corp. 105,325	2,243
⑩ Johnson & Johnson 1,593,520	86,098
• King Pharmaceuticals, Inc. 129,266	2,230
• Laboratory Corp. of America Holdings 80,300	3,191
• Lincare Holdings, Inc. 52,700	1,830
Manor Care, Inc. 47,800	1,551
• Martek Biosciences Corp. 14,800	940
McKesson Corp. 156,228	5,134
• Medco Health Solutions, Inc. 144,922	5,130
Medicis Pharmaceutical Corp., Class A 29,400	1,262
• Medimmune, Inc. 132,750	3,218
Medtronic, Inc. 654,100	33,006
Merck & Co., Inc. 1,194,308	56,132
• Millennium Pharmaceuticals, Inc. 161,620	2,423
Mylan Laboratories, Inc. 144,312	3,306
• NBTY, Inc. 35,700	1,327
• Neurocrine Biosciences, Inc. 19,000	1,247
Omnicare, Inc. 55,000	2,281
Oxford Health Plans, Inc. 43,400	2,363
• Pacificare Health Systems, Inc. 45,000	1,609
• Patterson Dental Co. 36,700	2,705
❹ Pfizer, Inc. 4,099,512	146,599
• Pharmaceutical Product Development, Inc. 30,100	890
• Pharmaceutical Resources, Inc. 18,300	738
• Protein Design Labs, Inc. 50,300	1,231
• Quest Diagnostics 55,700	4,698
• Renal Care Group, Inc. 26,100	1,291

Security and Number of Shares	Value ($ x 1,000)
• Respironics, Inc. 18,800	985
Schering-Plough Corp. 790,600	13,227
Select Medical Corp. 52,000	985
• Sepracor, Inc. 45,600	2,180
• St. Jude Medical, Inc. 94,500	7,207
• Steris Corp. 37,300	827
Stryker Corp. 107,000	10,586
• Techne Corp. 22,100	861
• Tenet Healthcare Corp. 249,409	2,933
• Triad Hospitals, Inc. 40,500	1,377
UnitedHealth Group, Inc. 337,592	20,755
Universal Health Services, Class B 31,200	1,370
Valeant Pharmaceuticals International 44,600	1,030
• Varian Medical Systems, Inc. 36,400	3,125
• Watson Pharmaceuticals, Inc. 58,000	2,065
• WellPoint Health Networks, Inc. 83,450	9,321
Wyeth 718,400	27,350
• Zimmer Holdings, Inc. 131,700	10,516
	833,148

Household Products 2.2%

Security and Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B 47,250	2,228
Avon Products, Inc. 126,400	10,618
Church & Dwight Co., Inc. 21,700	975
Clorox Co. 113,300	5,867
Colgate-Palmolive Co. 285,900	16,548
The Estee Lauder Cos., Inc., Class A 65,200	2,980
The Gillette Co. 544,810	22,294
International Flavors & Fragrances, Inc. 50,200	1,820
▲ Procter & Gamble Co. 694,500	73,443
	136,773

Insurance 4.9%

Security and Number of Shares	Value ($ x 1,000)
Aetna, Inc. 83,765	6,932
AFLAC, Inc. 277,000	11,698
• Alleghany Corp. 4,020	1,055
• Allmerica Financial Corp. 28,500	991
The Allstate Corp. 379,348	17,412

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
AMBAC Financial Group, Inc. 57,400	3,961
American Financial Group, Inc. 39,200	1,203
❼ American International Group, Inc. 1,402,771	100,509
American National Insurance Co. 14,300	1,348
AON Corp. 168,312	4,386
Arthur J. Gallagher & Co. 48,400	1,560
Brown & Brown, Inc. 36,900	1,439
Chubb Corp. 102,700	7,086
CIGNA Corp. 75,300	4,858
Cincinnati Financial Corp. 90,420	3,706
• CNA Financial Corp. 119,900	3,286
Erie Indemnity Co., Class A 34,300	1,585
Fidelity National Financial, Inc. 87,584	3,206
First American Corp. 42,000	1,139
Hartford Financial Services Group, Inc. 156,700	9,571
HCC Insurance Holdings, Inc. 34,300	1,098
Jefferson-Pilot Corp. 75,587	3,748
Lincoln National Corp. 95,400	4,282
Loews Corp. 99,400	5,766
• Markel Corp. 5,300	1,553
Marsh & McLennan Cos., Inc. 286,400	12,917
MBIA, Inc. 77,300	4,552
Mercury General Corp. 29,100	1,484
Metlife, Inc. 409,800	14,138
MGIC Investment Corp. 52,900	3,895
• Mony Group, Inc. 25,400	786
Nationwide Financial Services, Inc., Class A 30,200	1,039
Odyssey Re Holdings Corp. 34,900	828
Old Republic International Corp. 97,162	2,256
The PMI Group, Inc. 51,000	2,195
• Principal Financial Group, Inc. 173,200	6,114
The Progressive Corp. 117,800	10,310
Protective Life Corp. 36,900	1,327
Prudential Financial, Inc. 291,900	12,826
Radian Group, Inc. 50,300	2,339
Reinsurance Group of America, Inc. 32,500	1,262
Safeco Corp. 74,300	3,254
St. Paul Cos., Inc. 356,822	14,512
Stancorp Financial Group, Inc. 15,700	971
Torchmark Corp. 60,700	3,159
Transatlantic Holdings, Inc. 28,100	2,515
Unitrin, Inc. 36,200	1,435
UnumProvident Corp. 158,871	2,470
W.R. Berkley Corp. 44,750	1,812
	311,774

Media 4.4%

Security and Number of Shares	Value ($ x 1,000)
• American Tower Corp., Class A 113,800	1,417
Belo Corp., Class A 61,400	1,748
• Cablevision Systems Corp., NY Group, Class A 117,700	2,569
Clear Channel Communications, Inc. 332,129	13,780
• Comcast Corp., Class A 1,213,380	36,523
• Cox Communications, Inc., Class A 319,986	10,460
• The DIRECTV Group, Inc. 491,783	8,803
Dow Jones & Co., Inc. 43,850	2,021
The E.W. Scripps Co., Class A 43,375	4,578
• EchoStar Communications Corp., Class A 132,000	4,381
• Emmis Communications Corp., Class A 29,400	688
• Entercom Communications Corp. 27,500	1,254
• Fox Entertainment Group, Inc., Class A 230,000	6,406
Gannett Co., Inc. 147,500	12,785
Harte-Hanks, Inc. 46,900	1,124
• InterActiveCorp 339,727	10,827
John Wiley & Sons, Class A 33,100	1,013
Knight-Ridder, Inc. 42,800	3,314
Lee Enterprises, Inc. 24,000	1,147
McClatchy Co., Class A 24,700	1,754
The McGraw-Hill Cos., Inc. 104,750	8,261
Media General, Inc., Class A 12,700	913
Meredith Corp. 27,000	1,375
• Metro-Goldwyn-Mayer, Inc. 132,655	2,788
New York Times Co., Class A 79,826	3,657
• PanAmSat Corp. 80,600	1,860
R.R. Donnelley & Sons Co. 115,400	3,395

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
• Radio One, Inc., Class A 56,200	1,072
• Time Warner, Inc. 2,446,330	41,147
Tribune Co. 177,600	8,504
• Univision Communications, Inc., Class A 172,910	5,853
• Valassis Communications, Inc. 28,000	865
Viacom, Inc., Class B 942,279	36,419
The Walt Disney Co. 1,101,121	25,359
Washington Post, Class B 5,200	4,784
• Westwood One, Inc. 53,600	1,583
• XM Satellite Radio Holdings, Inc., Class A 97,200	2,329
	276,756

Miscellaneous 0.6%

3M Co. 420,900	**36,399**

Miscellaneous Finance 8.5%

A.G. Edwards, Inc. 42,143	1,542
• Affiliated Managers Group, Inc. 17,250	840
Allied Capital Corp. 68,500	1,625
American Capital Strategies Ltd. 34,700	911
American Express Co. 693,900	33,966
• AmeriCredit Corp. 84,000	1,362
• Ameritrade Holding Corp. 226,600	2,774
Astoria Financial Corp. 42,500	1,463
The Bear Stearns Cos., Inc. 55,771	4,469
• Berkshire Hathaway, Inc., Class A 620	57,902
• BOK Financial Corp. 30,686	1,199
Capital One Financial Corp. 125,850	8,247
▮ The Charles Schwab Corp. 730,497	7,517
Charter One Financial, Inc. 119,404	3,984
Chicago Mercantile Exchange 17,700	2,076
CIT Group, Inc. 114,500	3,935
❺ Citigroup, Inc. 2,769,201	133,171
Countrywide Financial Corp. 148,119	8,783
• E·TRADE Group, Inc. 196,400	2,231
Eaton Vance Corp. 36,900	1,347
Fannie Mae 523,200	35,954
Federated Investors, Inc., Class B 58,250	1,712
Franklin Resources, Inc. 136,600	7,490
Freddie Mac 369,900	21,602

Security and Number of Shares	Value ($ x 1,000)
Golden West Financial Corp. 81,400	8,556
Goldman Sachs Group, Inc. 260,300	25,184
GreenPoint Financial Corp. 71,500	2,788
Independence Community Bank Corp. 44,000	1,603
IndyMac Bancorp, Inc. 29,900	962
International Bancshares Corp. 20,800	1,109
Investors Financial Services Corp. 35,100	1,364
Janus Capital Group, Inc. 129,200	1,964
Jefferies Group, Inc. 29,200	996
• Knight Trading Group, Inc. 61,500	715
Legg Mason, Inc. 35,600	3,277
Lehman Brothers Holdings, Inc. 147,570	10,832
Leucadia National Corp. 37,300	1,838
MBNA Corp. 689,280	16,805
Merrill Lynch & Co., Inc. 522,600	28,341
Moody's Corp. 79,900	5,154
Morgan Stanley 589,910	30,315
New York Community Bancorp, Inc. 145,182	3,640
Nuveen Investments, Inc., Class A 49,800	1,276
• Providian Financial Corp. 155,700	1,889
Raymond James Financial, Inc. 39,150	983
SEI Investments Co. 56,500	1,668
SLM Corp. 243,750	9,338
Sovereign Bancorp., Inc. 164,100	3,279
Student Loan Corp. 10,800	1,529
T. Rowe Price Group, Inc. 66,700	3,420
Waddell & Reed Financial, Inc., Class A 44,200	983
Washington Federal, Inc. 41,229	963
Washington Mutual, Inc. 484,410	19,081
Webster Financial Corp. 24,500	1,066
Wesco Financial Corp. 3,900	1,546
	538,566

Non-Durables & Entertainment 1.3%

• Activision, Inc. 71,400	1,075
Applebee's International, Inc. 29,450	1,142
• Brinker International, Inc. 51,800	1,992
CBRL Group, Inc. 26,600	999
• The Cheesecake Factory 27,650	1,171

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Darden Restaurants, Inc. 88,450	2,004
• Electronic Arts, Inc. 161,700	8,185
Fortune Brands, Inc. 78,200	5,963
Hasbro, Inc. 93,687	1,770
International Game Technology 187,700	7,084
International Speedway Corp., Class A 28,500	1,201
• Krispy Kreme Doughnuts, Inc. 32,300	1,050
Lancaster Colony Corp. 19,200	793
• Marvel Enterprises, Inc. 58,050	1,102
Mattel, Inc. 230,520	3,910
McDonald's Corp. 682,800	18,593
Outback Steakhouse, Inc. 40,175	1,765
Regis Corp. 23,500	1,020
Ruby Tuesday, Inc. 34,800	1,041
• Service Corp. International 161,700	1,195
• Starbucks Corp. 211,700	8,227
Wendy's International, Inc. 61,200	2,387
• Yum! Brands, Inc. 157,720	6,118
	79,787

Non-Ferrous Metals 0.3%

Security and Number of Shares	Value ($ x 1,000)
Alcoa, Inc. 466,295	14,339
Engelhard Corp. 67,387	1,957
Freeport-McMoran Copper & Gold, Inc., Class B 92,394	2,818
• Phelps Dodge Corp. 50,000	3,291
	22,405

Oil: Domestic 1.2%

Security and Number of Shares	Value ($ x 1,000)
Amerada Hess Corp. 48,200	3,428
Ashland, Inc. 36,900	1,768
Chesapeake Energy Corp. 127,400	1,752
ConocoPhillips 367,178	26,180
Consol Energy, Inc. 48,200	1,380
Diamond Offshore Drilling, Inc. 70,000	1,579
Kerr-McGee Corp. 54,002	2,642
Marathon Oil Corp. 183,000	6,141

Security and Number of Shares	Value ($ x 1,000)
Murphy Oil Corp. 49,340	3,380
• Nabors Industries Ltd. 78,700	3,491
• National-Oilwell, Inc. 45,700	1,276
• Newfield Exploration Co. 30,100	1,586
Patina Oil & Gas Corp. 36,800	1,023
• Patterson-UTI Energy, Inc. 43,500	1,574
• Pioneer Natural Resources Co. 63,400	2,074
Pogo Producing Co. 34,200	1,687
• Pride International, Inc. 72,800	1,228
Sunoco, Inc. 41,500	2,610
• Ultra Petroleum Corp. 39,900	1,310
Unocal Corp. 138,834	5,004
• Varco International, Inc. 52,400	1,084
• Westport Resources Corp. 36,200	1,239
XTO Energy, Inc. 123,666	3,302
	76,738

Oil: International 3.2%

Security and Number of Shares	Value ($ x 1,000)
ChevronTexaco Corp. 575,346	52,644
❸ Exxon Mobil Corp. 3,525,230	149,999
	202,643

Optical & Photo 0.2%

Security and Number of Shares	Value ($ x 1,000)
• Corning, Inc. 716,041	7,898
Eastman Kodak Co. 153,700	3,964
• Ingram Micro, Inc., Class A 81,200	970
	12,832

Paper & Forest Products 0.8%

Security and Number of Shares	Value ($ x 1,000)
Boise Cascade Corp. 46,400	1,565
Bowater, Inc. 29,800	1,250
Georgia-Pacific Corp. 136,388	4,787
International Paper Co. 259,645	10,469
Kimberly-Clark Corp. 269,360	17,630
• Louisiana-Pacific Corp. 56,900	1,342

Security and Number of Shares	Value ($ x 1,000)
MeadWestvaco Corp. 107,653	2,815
Packaging Corp. of America 56,600	1,244
Rayonier, Inc. 26,196	1,022
• Smurfit-Stone Container Corp. 132,600	2,279
Temple-Inland, Inc. 29,200	1,804
Weyerhaeuser Co. 119,900	7,098
	53,305

Producer Goods & Manufacturing 4.6%

Security and Number of Shares	Value ($ x 1,000)
• AGCO Corp. 47,500	914
• American Standard Cos., Inc. 39,100	4,113
Ametek, Inc. 36,000	954
Avery Dennison Corp. 59,300	3,809
Blyth, Inc. 24,500	797
Briggs & Stratton Corp. 11,900	833
Caterpillar, Inc. 188,200	14,629
Cooper Industries Ltd., Class A 50,100	2,751
Deere & Co. 130,700	8,893
Dover Corp. 108,700	4,351
Emerson Electric Co. 227,700	13,712
Fastenal Co. 40,800	2,239
• Fisher Scientific International, Inc. 33,700	1,973
▲❶ General Electric Co. 5,480,300	164,135
Graco, Inc. 37,050	1,045
Harsco Corp. 22,000	958
Herman Miller, Inc. 39,200	1,030
HON Industries, Inc. 31,300	1,158
Honeywell International, Inc. 464,363	16,058
Hubbell, Inc., Class B 32,138	1,444
Illinois Tool Works, Inc. 167,242	14,418
Ingersoll-Rand Co., Class A 93,100	6,010
Johnson Controls, Inc. 101,400	5,563
• Millipore Corp. 26,100	1,368
Pall Corp. 67,133	1,596
Parker Hannifin Corp. 63,575	3,515
Pentair, Inc. 26,400	1,573
Precision Castparts Corp. 33,300	1,499
Roper Industries, Inc. 19,200	932
Snap-On, Inc. 31,350	1,059

Security and Number of Shares	Value ($ x 1,000)
• SPX Corp. 40,800	1,810
Teleflex, Inc. 21,300	972
The Timken Co. 47,800	1,054
W.W. Grainger, Inc. 48,900	2,562
York International Corp. 21,500	843
	290,570

Railroad & Shipping 0.4%

Security and Number of Shares	Value ($ x 1,000)
Burlington Northern Santa Fe Corp. 199,053	6,509
CSX Corp. 114,900	3,535
Norfolk Southern Corp. 209,500	4,990
Union Pacific Corp. 138,861	8,183
	23,217

Real Property 1.4%

Security and Number of Shares	Value ($ x 1,000)
AMB Property Corp. 43,900	1,330
Annaly Mortgage Management, Inc. 61,400	1,062
Apartment Investment & Management Co., Class A 50,600	1,425
Archstone-Smith Trust 102,500	2,812
Arden Realty, Inc. 34,500	974
AvalonBay Communities, Inc. 38,200	1,896
Boston Properties, Inc. 56,700	2,665
BRE Properties, Class A 26,900	853
Camden Property Trust 21,200	897
CarrAmerica Realty Corp. 28,200	804
• Catellus Development Corp. 55,398	1,194
CBL & Associates Properties, Inc. 16,300	819
Centerpoint Properties Trust 12,400	894
Chelsea Property Group, Inc. 23,400	1,193
Cousins Properties, Inc. 26,100	734
Crescent Real Estate Equity Co. 53,300	825
Developers Diversified Realty Corp. 46,400	1,520
Duke Realty Corp. 73,000	2,129
Equity Office Properties Trust 214,400	5,396
Equity Residential 147,800	4,059
Essex Property Trust, Inc. 12,300	750

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Federal Realty Investment Trust 26,400	979
Forest City Enterprises, Inc., Class A 26,750	1,403
General Growth Properties, Inc. 115,300	3,126
Health Care Property Investors, Inc. 69,600	1,663
Health Care Real Estate Investment Trust, Inc. 26,500	846
Healthcare Realty Trust, Inc. 23,000	825
Hospitality Properties Trust 35,900	1,403
• Host Marriott Corp. 171,300	2,038
iStar Financial, Inc. 57,800	2,054
Kimco Realty Corp. 59,300	2,534
Liberty Property Trust 42,900	1,568
The Macerich Co. 31,000	1,298
Mack-Cali Realty Corp. 31,200	1,165
The Mills Corp. 25,900	1,052
New Plan Excel Realty Trust 52,500	1,178
Pan Pacific Retail Properties, Inc. 21,700	953
Plum Creek Timber Co., Inc. 98,200	2,903
ProLogis 96,608	2,842
Public Storage, Inc. 68,100	2,846
Realty Income Corp. 20,400	780
Regency Centers Corp. 32,100	1,217
The Rouse Co. 55,100	2,386
Shurgard Storage Centers, Inc., Class A 24,500	816
Simon Property Group, Inc. 109,800	5,293
SL Green Realty Corp. 21,300	869
The St. Joe Co. 40,800	1,599
Thornburg Mortgage, Inc. 38,700	1,002
Trizec Properties, Inc. 81,000	1,160
United Dominion Realty Trust, Inc. 68,100	1,222
Ventas, Inc. 43,000	950
Vornado Realty Trust 64,200	3,239
Weingarten Realty Investment 43,950	1,271
	88,711

Retail 6.6%

• 99 Cents Only Stores 38,766	766
• Abercrombie & Fitch Co., Class A 51,800	1,629
• Advance Auto Parts, Inc. 39,300	1,696

Security and Number of Shares	Value ($ x 1,000)
Albertson's, Inc. 196,742	4,596
• Amazon.com, Inc. 217,100	9,435
• AnnTaylor Stores Corp. 24,300	985
• Autonation, Inc. 147,500	2,510
• AutoZone, Inc. 47,600	4,168
• Barnes & Noble, Inc. 35,800	1,069
• Bed, Bath & Beyond, Inc. 158,800	5,895
Best Buy Co., Inc. 175,550	9,524
• Big Lots, Inc. 62,800	889
• BJ's Wholesale Club, Inc. 37,500	909
Borders Group, Inc. 41,600	997
• Carmax, Inc. 55,600	1,441
• Chico's FAS, Inc. 46,800	1,906
Circuit City Stores, Inc. 112,400	1,313
Claire's Stores, Inc. 52,500	1,070
• Costco Wholesale Corp. 247,508	9,269
CVS Corp. 213,814	8,260
Dollar General Corp. 180,869	3,393
• Dollar Tree Stores, Inc. 61,800	1,666
Family Dollar Stores, Inc. 92,400	2,970
Federated Department Stores, Inc. 96,900	4,748
Foot Locker, Inc. 76,900	1,846
The Gap, Inc. 482,500	10,620
Home Depot, Inc. 1,226,397	43,157
J.C. Penney Co., Inc. Holding Co. 146,500	4,960
• Kohl's Corp. 184,300	7,702
• Kroger Co. 401,630	7,029
Limited Brands, Inc. 250,568	5,172
Lowe's Cos., Inc. 423,800	22,063
The May Department Stores Co. 154,750	4,766
Michaels Stores, Inc. 35,900	1,796
• The Neiman Marcus Group, Inc., Class A 26,200	1,274
Nordstrom, Inc. 73,700	2,626
• O'Reilly Automotive, Inc. 29,200	1,311
• Office Depot, Inc. 168,048	2,943
• Pacific Sunwear of California 42,000	902
PETsMART, Inc. 76,800	2,127
Pier 1 Imports, Inc. 47,800	988

Security and Number of Shares	Value ($ x 1,000)
RadioShack Corp. 88,132	2,711
• Rent-A-Center, Inc. 45,750	1,339
• Rite Aid Corp. 276,900	1,357
Ross Stores, Inc. 81,600	2,489
• Safeway, Inc. 237,180	5,443
• Saks, Inc. 73,640	1,060
Sears, Roebuck & Co. 119,900	4,802
• Staples, Inc. 265,560	6,841
Talbots, Inc. 30,400	1,062
Target Corp. 490,900	21,290
Tiffany & Co. 78,600	3,065
TJX Cos., Inc. 269,900	6,631
• Toys 'R' Us, Inc. 114,580	1,770
• Urban Outfitters, Inc. 21,300	983
▲6 Wal-Mart Stores, Inc. 2,325,700	132,565
Walgreen Co. 551,900	19,030
Whole Foods Market, Inc. 32,200	2,576
• Williams-Sonoma, Inc. 62,700	2,036
	419,436

Steel 0.1%

Nucor Corp. 41,900	2,489
United States Steel Corp. 60,860	1,742
Worthington Industries, Inc. 46,100	832
	5,063

Telephone 3.6%

Adtran, Inc. 42,500	1,042
Alltel Corp. 169,367	8,526
AT&T Corp. 425,617	7,299
• AT&T Wireless Services, Inc. 1,461,621	20,185
• Avaya, Inc. 223,600	3,059
BellSouth Corp. 983,400	25,382
CenturyTel, Inc. 77,287	2,232
• Citizens Communications Co. 152,518	1,989
• Crown Castle International Corp. 118,000	1,646
• Level 3 Communications, Inc. 363,200	1,028
• Liberty Media Corp., Class A 1,449,300	15,855
• Nextel Communications, Inc., Class A 591,800	14,120
• Nextel Partners, Inc., Class A 98,000	1,308
• NTL, Inc. 46,700	2,651
• Qwest Communications International, Inc. 948,647	3,814
SBC Communications, Inc. 1,776,628	44,238
• Sonus Networks, Inc. 131,200	499
Sprint Corp. (FON Group) 764,529	13,677
Telephone & Data Systems, Inc. 30,900	2,038
• U.S. Cellular Corp. 46,100	1,580
Verizon Communications, Inc. 1,487,393	56,134
	228,302

Tobacco 1.1%

Altria Group, Inc. 1,100,300	60,935
R.J. Reynolds Tobacco Holdings, Inc. 45,300	2,934
UST, Inc. 88,900	3,308
	67,177

Travel & Recreation 0.4%

Brunswick Corp. 49,100	2,019
• Caesars Entertainment, Inc. 162,600	2,154
Harrah's Entertainment, Inc. 59,200	3,148
Hilton Hotels Corp. 203,467	3,559
Mandalay Resort Group 34,900	2,005
Marriott International, Inc., Class A 124,000	5,848
• MGM MIRAGE 77,700	3,559
Starwood Hotels & Resorts Worldwide, Inc. 108,400	4,313
Station Casinos, Inc. 32,200	1,452
	28,057

Trucking & Freight 0.2%

C.H. Robinson Worldwide, Inc. 45,200	1,855
CNF, Inc. 26,700	976
Expeditors International Washington, Inc. 56,400	2,267
• J.B. Hunt Transport Services, Inc. 43,000	1,361
Paccar, Inc. 93,870	5,300
Ryder Systems, Inc. 34,500	1,269
• Swift Transportation Co., Inc. 44,900	760
Werner Enterprises, Inc. 42,800	856
• Yellow Roadway Corp. 25,300	861
	15,505

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Utilities: Electric & Gas 3.0%	
• The AES Corp. 334,106	2,897
AGL Resources, Inc. 34,500	987
• Allegheny Energy, Inc. 68,200	940
Allete, Inc. 46,700	1,613
Alliant Energy Corp. 59,300	1,474
Ameren Corp. 97,730	4,273
American Electric Power Co., Inc. 213,820	6,509
Aqua America, Inc. 49,675	1,016
• Calpine Corp. 221,700	962
Centerpoint Energy, Inc. 164,217	1,772
Cinergy Corp. 95,465	3,622
Consolidated Edison, Inc. 120,900	4,982
Constellation Energy Group, Inc. 89,750	3,454
Dominion Resources, Inc. 176,016	11,232
DPL, Inc. 67,892	1,196
DTE Energy Co. 90,183	3,519
Duke Energy Corp. 488,762	10,293
• Dynegy, Inc., Class A 202,300	801
Edison International 174,700	4,088
El Paso Corp. 344,646	2,416
Energen Corp. 19,400	802
Energy East Corp. 78,384	1,846
Entergy Corp. 122,821	6,706
Equitable Resources, Inc. 33,400	1,569
Exelon Corp. 177,387	11,874
FirstEnergy Corp. 176,898	6,917
FPL Group, Inc. 100,600	6,400
Great Plains Energy, Inc. 37,200	1,161
Hawaiian Electric Industries, Inc. 20,200	1,005
KeySpan Corp. 85,334	3,085
Kinder Morgan, Inc. 66,200	3,986
MDU Resources Group, Inc. 60,800	1,362
National Fuel Gas Co. 43,700	1,070
Nicor, Inc. 23,700	806
NiSource, Inc. 140,880	2,840
Northeast Utilities, Inc. 71,800	1,318
NSTAR 28,400	1,375
OGE Energy Corp. 46,700	1,123
Oneok, Inc. 54,800	1,148
Peoples Energy Corp. 19,700	823

Security and Number of Shares	Value ($ x 1,000)
Pepco Holdings, Inc. 92,025	1,743
• PG&E Corp. 222,458	6,122
Piedmont Natural Gas Co. 20,300	822
Pinnacle West Capital Corp. 49,000	1,914
PPL Corp. 95,220	4,080
Progress Energy, Inc. 131,400	5,620
Public Service Enterprise Group, Inc. 126,100	5,410
Puget Energy, Inc. 50,600	1,111
Questar Corp. 44,600	1,582
SCANA Corp. 59,500	2,047
Sempra Energy 121,438	3,856
The Southern Co. 394,700	11,352
TECO Energy, Inc. 100,800	1,283
TXU Corp. 173,712	5,931
Vectren Corp. 40,600	980
Westar Energy, Inc. 38,900	794
Williams Cos., Inc. 277,909	2,862
Wisconsin Energy Corp. 63,200	1,984
WPS Resources Corp. 19,500	893
Xcel Energy, Inc. 214,035	3,581
	189,229

Short-Term Investment
0.1% of net assets

	Value ($ x 1,000)
Provident Institutional TempFund 2,440,442	**2,440**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	

U.S. Treasury Obligations
0.0% of net assets

		Value ($ x 1,000)
▲ U.S. Treasury Bills, 0.80%-0.92%, 06/17/04	365	**365**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Collateral Invested for Securities on Loan
17.2% of net assets

Commercial Paper & Other Corporate Obligations 9.3%

American Express Credit Corp.		
1.07%, 05/13/04	15,081	15,081
Bank of America		
1.05%, 09/20/04	34,844	34,844
Canadian Imperial Bank Corp.		
1.72%, 05/25/05	59,330	59,317
1.06%, 05/28/04	22,647	22,644
1.04%, 01/31/05	23,854	23,851
Concord Minutemen Capital Corp.		
1.04%, 05/20/04	29,100	29,076
Credit Lyonnais		
1.08%, 09/30/04	26,570	26,570
Crown Point Funding Corp.		
1.04%, 05/10/04	30,543	30,518
Fairway Finance Corp.		
1.04%, 05/13/04	15,834	15,821
Foreningssparbanken AB		
1.06%, 05/17/04	69,930	69,919
General Electric Capital Corp.		
1.06%, 05/10/04	45,492	45,535
Societe Generale		
1.14%, 05/03/04	56,681	56,670
Svenska Handelsbanken		
1.39%, 10/27/04	47,558	47,554
Westdeutsche Landesbank AG		
1.50%, 01/10/05	44,907	44,894
1.05%, 09/23/04	22,032	22,028
1.05%, 09/29/04	24,167	24,161
1.05%, 10/12/04	22,273	22,271
		590,754

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Short-Term Investment 1.1%

Deutche Bank, Time Deposit		
1.04%, 05/03/04	71,116	**71,116**

Security and Number of Shares

Other Investment Companies 6.8%

Institutional Money Market Trust 432,083,687	**432,084**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $1,043,194 of securities on loan)	$6,333,933
Collateral invested for securities on loan	1,093,954
Receivables:	
Fund shares sold	4,533
Interest	2
Dividends	6,726
Investments sold	6,920
Income from securities on loan	110
Prepaid expenses	+ 87
Total assets	**7,446,265**

Liabilities

Collateral invested for securities on loan	1,093,954
Payables:	
Fund shares redeemed	3,798
Interest expense	6
Investments bought	4,875
Due to brokers for futures	44
Investment adviser and administrator fees	79
Transfer agent and shareholder service fees	70
Accrued expenses	+ 323
Total liabilities	**1,103,149**

Net Assets

Total assets	7,446,265
Total liabilities	− 1,103,149
Net assets	**$6,343,116**

Net Assets by Source

Capital received from investors	4,555,863
Net investment income not yet distributed	21,736
Net realized capital losses	(557,080)
Net unrealized capital gains	2,322,597

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$4,226,208		133,484		$31.66
Select Shares	$2,116,908		66,865		$31.66

Unless stated, all numbers x 1,000.

The fund paid $4,011,231 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$260,245
Sales/maturities	$201,813

The fund's total security transactions with other SchwabFunds® during the period were $52,421.

These derive from investments and futures. As of the report date, the fund had twenty-two open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate contract value of $6,084 and net unrealized losses of $105.

Federal Tax Data

Portfolio cost	$4,032,324
Net unrealized gains and losses:	
Gains	$2,723,801
Losses	+ (422,192)
	$2,301,609
As of October 31, 2003:	
Net undistributed earnings:	
Ordinary income	$55,588
Long-term capital gains	$—
Unused capital losses:	
Expires 10/31 of:	Loss amount
2004	$844
2005	2,606
2006	650
2007	11,853
2009	97,811
2010	250,410
2011	+ 164,078
	$528,252

 See financial notes.

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$50,145
Interest	26
Securities on loan	+ 728
Total investment income	**50,899**

Net Realized Gains and Losses

Net realized losses on investments sold	(8,357)
Net realized gains on futures contracts	+ 315
Net realized losses	**(8,042)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	320,766
Net unrealized losses on futures contracts	+ (211)
Net unrealized gains	**320,555**

Expenses

Investment adviser and administrator fees	7,147
Transfer agent and shareholder service fees:	
Investor Shares	5,262
Select Shares	1,054
Trustees' fees	18
Custodian fees	78
Portfolio accounting fees	434
Professional fees	33
Registration fees	61
Shareholder reports	317
Interest expense	1
Other expenses	+ 25
Total expenses	14,430
Expense reduction	− 6
Net expenses	**14,424**

Increase in Net Assets from Operations

Total investment income	50,899
Net expenses	− 14,424
Net investment income	**36,475**
Net realized losses	(8,042)
Net unrealized gains	+ 320,555
Increase in net assets from operations	**$348,988**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.51
Select Shares	0.36

This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $312,513.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$36,475	$68,476
Net realized losses	(8,042)	(168,829)
Net unrealized gains	+ 320,555	1,141,148
Increase in net assets from operations	**348,988**	**1,040,795**

Distributions Paid

Dividends from net investment income		
Investor Shares	45,314	40,944
Select Shares	+ 25,058	22,368
Total dividends from net investment income	**$70,372**	**$63,312**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$63,312
Long-term capital gains	$−

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	12,379	$393,686	23,357	$623,574
Select Shares	+ 6,203	197,356	14,563	384,508
Total shares sold	**18,582**	**$591,042**	**37,920**	**$1,008,082**
Shares Reinvested				
Investor Shares	1,365	$41,809	1,516	$38,050
Select Shares	+ 698	21,363	766	19,200
Total shares reinvested	**2,063**	**$63,172**	**2,282**	**$57,250**
Shares Redeemed				
Investor Shares	(11,617)	($369,823)	(21,127)	($560,404)
Select Shares	+ (5,969)	(189,524)	(12,277)	(323,765)
Total shares redeemed	**(17,586)**	**($559,347)**	**(33,404)**	**($884,169)**
Net transactions in fund shares	**3,059**	**$94,867**	**6,798**	**$181,163**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:

Investor Shares	$129
Select Shares	+ 44
Total	**$173**

Prior period:

Investor Shares	$222
Select Shares	+ 163
Total	**$385**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	197,290	$5,969,633	190,492	$4,810,987
Total increase	+ 3,059	373,483	6,798	1,158,646
End of period	**200,349**	**$6,343,116**	**197,290**	**$5,969,633**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $21,736 and $55,633 at the end of the current period and prior period, respectively.

Schwab Small-Cap Index Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	18.22	13.27	15.98	21.06	17.41	15.39
Income or loss from investment operations:						
Net investment income	0.06	0.11	0.13	0.07	0.07	0.06
Net realized and unrealized gains or losses	0.68	4.98	(2.17)	(2.76)	3.62	2.89
Total income or loss from investment operations	0.74	5.09	(2.04)	(2.69)	3.69	2.95
Less distributions:						
Dividends from net investment income	(0.11)	(0.14)	(0.09)	(0.08)	(0.04)	(0.06)
Distributions from net realized gains	–	–	(0.58)	(2.31)	–	(0.87)
Total distributions	(0.11)	(0.14)	(0.67)	(2.39)	(0.04)	(0.93)
Net asset value at end of period	18.85	18.22	13.27	15.98	21.06	17.41
Total return (%)	4.07[1]	38.72	(13.66)	(13.66)	21.22	19.96
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.59[2]	0.56	0.49	0.49	0.50[3]	0.49
Gross operating expenses	0.59[2]	0.60	0.60	0.61	0.66	0.79
Net investment income	0.62[2]	0.74	0.77	0.49	0.44	0.33
Portfolio turnover rate	36[1]	34	44	49	54	41
Net assets, end of period ($ x 1,000,000)	889	886	722	804	803	452

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

See financial notes. 59

Financial Highlights

Select Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	18.25	13.28	16.00	21.09	17.44	15.41
Income or loss from investment operations:						
Net investment income	0.08	0.14	0.14	0.11	0.11	0.07
Net realized and unrealized gains or losses	0.68	4.99	(2.18)	(2.78)	3.61	2.90
Total income or loss from investment operations	0.76	5.13	(2.04)	(2.67)	3.72	2.97
Less distributions:						
Dividends from net investment income	(0.14)	(0.16)	(0.10)	(0.11)	(0.07)	(0.07)
Distributions from net realized gains	–	–	(0.58)	(2.31)	–	(0.87)
Total distributions	(0.14)	(0.16)	(0.68)	(2.42)	(0.07)	(0.94)
Net asset value at end of period	18.87	18.25	13.28	16.00	21.09	17.44
Total return (%)	4.14[1]	39.02	(13.62)	(13.56)	21.37	20.14
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.42[2]	0.41	0.38	0.38	0.39[3]	0.38
Gross operating expenses	0.44[2]	0.45	0.45	0.46	0.51	0.65
Net investment income	0.78[2]	0.89	0.88	0.60	0.55	0.44
Portfolio turnover rate	36[1]	34	44	49	54	41
Net assets, end of period ($ x 1,000,000)	780	759	638	727	757	447

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.38% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ◆ American Depositary Receipt
- ▲ Collateral for open futures contracts
- ◗ Security is valued at fair value (see Accounting Policies)

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.8%	**Common Stock**	1,514,938	1,664,651
0.1%	**Short-Term Investment**	1,234	1,234
0.0%	**U.S. Treasury Obligation**	100	100
99.9%	**Total Investments**	**1,516,272**	**1,665,985**
6.1%	**Collateral Invested for Securities on Loan**	102,582	102,582
(6.0)%	**Other Assets and Liabilities, Net**		(100,210)
100.0%	**Total Net Assets**		**1,668,357**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.8% of net assets	
Aerospace / Defense 0.9%	
• Armor Holdings, Inc. 67,800	2,240
• DRS Technologies, Inc. 64,900	1,833
EDO Corp. 48,900	1,110
▲ Engineered Support Systems, Inc. 62,150	3,022
• ESCO Technologies, Inc. 29,800	1,439
• Esterline Technologies Corp. 52,100	1,290
GenCorp, Inc. 109,000	1,157
• Teledyne Technologies, Inc. 79,800	1,515
• Veeco Instruments, Inc. 70,570	1,605
	15,211
Air Transportation 1.1%	
• AAR Corp. 79,000	802
• AirTran Holdings, Inc. 202,800	2,476
• Alaska Air Group, Inc. 64,300	1,423
• America West Holdings Corp., Class B 86,800	859
• Atlantic Coast Airlines Holdings, Inc. 112,300	736
• Aviall, Inc. 78,200	1,294
• Continental Airlines, Inc., Class B 160,300	1,709
• EGL, Inc. 115,300	2,138
• ExpressJet Holdings, Inc. 130,600	1,661
• Frontier Airlines, Inc. 87,200	792
• Mesa Air Group, Inc. 78,100	552
• Northwest Airlines Corp., Class A 209,400	1,968
SkyWest, Inc. 139,300	2,535
	18,945
Alcoholic Beverages 0.1%	
• The Robert Mondavi Corp., Class A 24,400	**878**
Apparel 1.6%	
• Aeropostale, Inc. 136,350	2,998
Brown Shoe Co., Inc. 42,700	1,562
The Buckle, Inc. 50,850	1,389
K-Swiss, Inc., Class A 85,300	1,664
Kellwood Co. 64,200	2,533
Kenneth Cole Productions, Inc., Class A 48,550	1,679
Oxford Industries, Inc. 38,100	1,485
Phillips-Van Heusen Corp. 75,200	1,359
• Quiksilver, Inc. 135,200	2,925
Russell Corp. 78,300	1,302
• Stage Stores, Inc. 45,700	1,794
Stride Rite Corp. 97,300	1,044
• The Warnaco Group, Inc. 110,000	2,104
Wolverine World Wide, Inc. 95,400	2,565
	26,403
Automotive Products / Motor Vehicles 1.8%	
A.O. Smith Corp., Class B 70,300	2,102
Arctic Cat, Inc. 50,000	1,188

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Bandag, Inc. 45,700	1,990
• CSK Auto Corp. 113,100	2,088
• Fleetwood Enterprises, Inc. 93,200	1,351
• Group 1 Automotive, Inc. 54,200	1,873
• Keystone Automotive Industries, Inc. 37,200	964
Lithia Motors, Inc., Class A 36,400	940
Modine Manufacturing Co. 82,700	2,274
• Monaco Coach Corp. 70,000	1,825
Sonic Automotive, Inc. 69,800	1,738
Superior Industries International, Inc. 64,300	2,191
• TBC Corp. 52,500	1,467
• Tower Automotive, Inc. 139,600	715
▲•❸ United Defense Industries, Inc. 125,200	4,338
Winnebago Industries, Inc. 79,800	2,301
	29,345

Banks 6.6%

Security and Number of Shares	Value ($ x 1,000)
Alabama National Bancorp 35,900	1,832
Anchor Bancorp Wisconsin, Inc. 55,300	1,343
BancFirst Corp. 19,300	1,062
BankAtlantic Bancorp, Inc., Class A 132,100	2,067
Boston Private Financial Holdings, Inc. 64,100	1,494
Brookline Bancorp, Inc. 143,800	2,036
Capital City Bank Group, Inc. 32,750	1,269
Capitol Bancorp Ltd. 33,800	845
Chemical Financial Corp. 56,687	1,942
City Holding Co. 41,200	1,261
Community Bank System, Inc. 64,400	1,310
Community Banks, Inc. 30,135	925
Community First Bankshares, Inc. 91,100	2,932
Community Trust Bancorp, Inc. 33,300	972
Corus Bankshares, Inc. 67,500	2,548
Dime Community Bancshares, Inc. 93,175	1,593
First Charter Corp. 71,400	1,474
First Commonwealth Financial Corp. 145,100	2,047
First Federal Capital Corp. 55,400	1,420
First Financial Bancorp 107,030	1,822
First Financial Bancshares, Inc. 36,831	1,516
First Merchants Corp. 45,730	1,067

Security and Number of Shares	Value ($ x 1,000)
First Niagra Financial Group, Inc. 202,777	2,555
First Republic Bank 34,500	1,314
Firstfed America Bancorp, Inc. 45,400	1,112
• FirstFed Financial Corp. 40,100	1,621
Frontier Financial Corp. 44,800	1,485
Gold Banc Corp., Inc. 95,100	1,556
Hancock Holding Co. 73,434	2,050
Harbor Florida Bancshares, Inc. 57,000	1,580
Harleysville National Corp. 58,993	1,542
Independent Bank Corp. 36,200	976
Integra Bank Corp. 42,870	881
Irwin Financial Corp. 67,500	1,596
▲ MAF Bancorp., Inc. 79,725	3,257
Main Street Banks, Inc. 46,900	1,266
Mid-State Bancshares 56,800	1,277
Midwest Banc Holdings, Inc. 43,300	985
Movie Gallery, Inc. 78,700	1,528
National Penn Bancshares, Inc. 59,010	1,774
NBT Bancorp., Inc. 79,400	1,661
Net.B@nk, Inc. 113,600	1,226
Oriental Financial Group 48,615	1,387
PFF Bancorp, Inc. 41,100	1,539
PrivateBancorp, Inc. 24,400	1,350
Prosperity Bancshares, Inc. 50,700	1,175
Provident Bankshares Corp. 58,694	1,653
Republic Bancorp, Inc. 155,162	2,019
Riggs National Corp. 70,900	1,283
S&T Bancorp, Inc. 63,400	1,802
• S1 Corp. 170,900	1,377
Sandy Spring Bancorp, Inc. 35,800	1,281
Simmons First National Corp., Class A 34,900	907
▲ Southwest Bancorp of Texas, Inc. 82,700	3,363
Sterling Bancorp 37,000	1,022
Sterling Bancshares, Inc. 106,950	1,359
• Sterling Financial Corp. 49,500	1,634
Suffolk Bancorp 27,100	892
Susquehanna Bancshares, Inc. 96,675	2,262
Texas Regional Bancshares, Inc., Class A 71,419	3,015
Tompkins Trustco, Inc. 20,200	958
The Trust Co. of New Jersey 43,500	1,610

Security and Number of Shares	Value ($ x 1,000)
Trustco Bank Corp. 179,220	2,260
UMB Financial Corp. 51,793	2,601
Umpqua Holdings Corp. 68,400	1,296
United Community Financial Corp. 67,200	825
Unizan Financial Corp. 53,600	1,305
USB Holding Co., Inc. 48,100	1,013
WesBanco, Inc. 47,000	1,340
Wintrust Financial Corp. 46,800	2,223
	110,770

Business Machines & Software 2.3%

Security and Number of Shares	Value ($ x 1,000)
•Adaptec, Inc. 263,000	2,057
•Advanced Digital Information Corp. 155,600	1,643
Analogic Corp. 31,400	1,487
▲•Arbitron, Inc. 73,200	2,727
•Artesyn Technologies, Inc. 96,000	884
Black Box Corp. 42,500	2,165
•Borland Software Corp. 195,400	1,612
•Cray, Inc. 179,400	1,112
•Enterasys Networks, Inc. 513,600	1,079
•FindWhat.com 53,000	1,068
•Imagistics International, Inc. 39,500	1,599
•Intergraph Corp. 87,221	2,199
•InterVoice, Inc. 84,800	1,056
•Interwoven, Inc. 99,050	831
•Invision Technologies, Inc. 39,900	1,982
Landamerica Financial Group, Inc. 44,100	1,817
•LTX Corp. 145,100	1,586
•McData Corp., Class A 286,000	1,524
•Micromuse, Inc. 189,300	1,270
•MICROS Systems, Inc. 43,000	1,886
•Omnicell, Inc. 57,800	797
•PalmOne, Inc. 112,200	1,831
•PTEK Holdings, Inc. 139,600	1,420
•Scansource, Inc. 30,600	1,690
•Zhone Technologies, Inc. 188,000	636
	37,958

Business Services 14.8%

Security and Number of Shares	Value ($ x 1,000)
•Century Business Services, Inc. 204,415	844
ABM Industries, Inc. 118,400	2,186

Security and Number of Shares	Value ($ x 1,000)
•Administaff, Inc. 63,900	1,118
•Advent Software, Inc. 79,000	1,476
•The Advisory Board Co. 37,400	1,294
Advo, Inc. 72,650	2,281
•Agile Software Corp. 128,400	969
•Alderwoods Group, Inc. 99,100	1,217
•Altiris, Inc. 63,400	1,604
•American Management Systems, Inc. 103,000	1,989
•American Superconductor Corp. 67,400	851
•AMN Healthcare Services, Inc. 69,633	1,134
•Ansys, Inc. 36,200	1,341
•aQuantive, Inc. 148,700	1,494
•Ariba, Inc. 657,200	1,452
•❻Ask Jeeves, Inc. 113,300	4,019
•Aspen Technology, Inc. 99,600	647
•At Road, Inc. 129,600	1,091
•Barra, Inc. 46,000	1,879
Bowne & Co., Inc. 81,700	1,383
•Bright Horizons Family Solutions, Inc. 32,300	1,433
▲•CACI International, Inc., Class A 69,700	3,171
•Catalina Marketing Corp. 125,900	2,087
CDI Corp. 46,900	1,513
•Cell Genesys, Inc. 98,200	1,085
▲•Cerner Corp. 85,800	3,674
•Ciber, Inc. 145,100	1,270
•Clarent Corp. 105,200	3
•Connetics Corp. 79,000	1,537
•CoStar Group, Inc. 43,500	1,715
•Cross Country Healthcare, Inc. 76,900	1,268
•CSG Systems International, Inc. 127,700	2,144
•CuraGen Corp. 123,100	714
•Dendrite International, Inc. 97,950	1,679
•Digital Insight Corp. 82,200	1,586
•Digital River, Inc. 77,300	1,991
•Digitas, Inc. 152,800	1,514
•Diversa Corp. 106,600	1,015
•Dot Hill Systems Corp. 107,300	805
•E.piphany, Inc. 184,300	807
•Echelon Corp. 99,800	1,088
•Eclipsys Corp. 113,700	1,604

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)	Security and Number of Shares	Value ($ x 1,000)
• eFunds Corp. 114,700	1,842	• MAXIMUS, Inc. 51,700	1,810
• Embarcadero Technologies, Inc. 66,000	852	• Mentor Graphics Corp. 164,500	2,729
• Encysive Pharmaceuticals, Inc. 126,600	1,272	• MicroStrategy, Inc., Class A 30,400	1,460
• Epicor Software Corp. 106,400	1,363	• Mindspeed Technologies, Inc. 237,100	1,219
• eResearch Technology, Inc. 81,400	2,562	• MPS Group, Inc. 251,900	2,756
• Euronet Worldwide, Inc. 66,800	1,298	• MRO Software, Inc. 60,800	810
• Exelixis, Inc. 172,200	1,565	Nautilus Group, Inc. 78,549	1,263
• Exult, Inc. 262,100	1,601	• Navigant Consulting, Inc. 108,800	1,907
• F5 Networks, Inc. 81,800	2,078	• NCO Group, Inc. 75,500	1,714
• FileNet Corp. 91,100	2,502	NDCHealth Corp. 85,200	1,949
• Forrester Research, Inc. 53,200	923	• NeighborCare, Inc. 105,200	2,434
• FTI Consulting, Inc. 101,900	1,676	• Netegrity, Inc. 86,100	723
G&K Services, Inc., Class A 49,850	1,889	• NetIQ Corp. 125,900	1,619
• Global Imaging Systems, Inc. 53,700	1,859	New England Business Service, Inc. 32,700	1,135
Grey Global Group, Inc. 3,120	2,262	Newcastle Investment Corp. 83,200	2,223
• Harris Interactive, Inc. 139,100	1,014	• NIC, Inc. 144,900	755
• Heidrick & Struggles International, Inc. 45,300	1,125	• Openwave Systems, Inc. 154,700	1,318
• Hewitt Associates, Inc., Class A 73,200	2,263	• Opsware, Inc. 195,700	1,433
• Identix, Inc. 207,432	1,319	• Orbital Sciences Corp. 118,900	1,531
• IDT Corp. 49,400	918	• Packeteer, Inc. 79,500	958
• IDX Systems Corp. 68,100	2,159	• Parametric Technology Corp. 642,500	2,943
• InFocus Corp. 97,900	800	• Paxar Corp. 94,235	1,553
• Informatica Corp. 205,300	1,486	• PDI, Inc. 35,600	910
• Infospace, Inc. 75,850	2,480	• Per-Se Technologies, Inc. 77,400	828
• infoUSA, Inc. 129,500	1,177	• Pre-Paid Legal Services, Inc. 42,900	1,073
• Internap Network Services Corp. 595,400	1,000	• Priceline.com, Inc. 90,200	2,186
• Internet Security Systems 121,300	1,612	• Progress Software Corp. 84,400	1,730
• JDA Software Group, Inc. 71,800	943	• ProQuest Co. 68,200	1,821
John H. Harland Co. 67,600	2,083	• QAD, Inc. 82,400	907
• Keane, Inc. 154,200	2,190	▲• R.H. Donnelley Corp. 74,900	3,392
• Korn/Ferry International 90,700	1,359	• RealNetworks, Inc. 386,900	2,225
• Kroll, Inc. 101,600	3,011	• Renaissance Learning, Inc. 74,400	1,681
• Labor Ready, Inc. 100,300	1,268	• Resources Connection, Inc. 55,000	2,217
• Lionbridge Technologies, Inc. 114,300	1,031	• Retek, Inc. 135,400	945
▲• Macrovision Corp. 119,200	2,007	Roto-Rooter, Inc. 24,400	1,181
• Magma Design Automation, Inc. 80,500	1,501	• RSA Security, Inc. 145,100	2,325
• Manhattan Associates, Inc. 72,300	1,943	• SafeNet, Inc. 56,900	1,223
• Mantech International Corp., Class A 77,200	1,938	• Sapient Corp. 297,200	1,664
• Manugistics Group, Inc. 187,300	1,013	• Seachange International, Inc. 67,400	783
		• Secure Computing Corp. 85,000	813

Security and Number of Shares	Value ($ x 1,000)
• Seebeyond Technology Corp. 207,000	791
• Serena Software, Inc. 95,200	1,692
• SonicWALL, Inc. 169,500	1,214
• SourceCorp 39,800	1,022
Spartech Corp. 71,500	1,631
• Spherion Corp. 148,000	1,458
• SRA International, Inc., Class A 42,100	1,580
SS&C Technologies, Inc. 45,900	1,060
The Standard Register Co. 70,500	1,039
Startek, Inc. 33,400	1,084
Strayer Education, Inc. 25,600	3,199
• SupportSoft, Inc. 100,400	993
• Symyx Technologies, Inc. 76,000	1,946
• TeleTech Holdings, Inc. 184,400	1,127
• Telik, Inc. 103,100	2,420
• Tetra Technologies, Inc. 52,200	1,248
• Transaction Systems Architects, Inc., Class A 88,300	1,875
▲•⑨ Tularik, Inc. 160,000	3,947
▲• United Online, Inc. 154,300	2,561
• URS Corp. 96,900	2,503
• Valueclick, Inc. 182,500	1,891
• Verity, Inc. 93,000	1,153
• Vignette Corp. 632,000	1,100
• Waste Connections, Inc. 68,600	2,763
• Watson Wyatt & Co. Holdings 80,300	2,106
• WebEx Communications, Inc. 103,900	2,332
• webMethods, Inc. 129,000	1,109
• Websense, Inc. 53,900	1,590
• Wind River Systems, Inc. 196,200	1,836
• Wireless Facilities, Inc. 151,600	1,454
• Wynn Resorts Ltd. 83,800	3,346
	246,372

Chemicals 2.1%

Security and Number of Shares	Value ($ x 1,000)
A. Schulman, Inc. 72,300	1,446
Amcol International Corp. 70,700	1,189
Arch Chemicals, Inc. 54,200	1,583
Brady Corp., Class A 56,000	2,176
Crompton Corp. 268,200	1,668

Security and Number of Shares	Value ($ x 1,000)
• Entegris, Inc. 178,000	1,807
• Ethyl Corp. 41,600	775
Ferro Corp. 100,300	2,597
Georgia Gulf Corp. 78,500	2,501
• H.B. Fuller Co. 68,400	1,874
MacDermid, Inc. 73,000	2,364
Millennium Chemicals, Inc. 155,100	2,539
• OM Group, Inc. 68,300	1,738
PolyOne Corp. 221,100	1,512
• Rogers Corp. 38,000	2,269
Rollins, Inc. 109,750	2,606
Tredegar Corp. 92,100	1,224
• Trex Co., Inc. 34,400	1,332
WD-40 Co. 41,700	1,266
	34,466

Construction 1.9%

Security and Number of Shares	Value ($ x 1,000)
American Woodmark Corp. 18,900	1,213
▲ Beazer Homes USA, Inc. 32,769	3,226
• Ceradyne, Inc. 39,150	1,117
Eagle Materials, Inc. 52,000	3,416
ElkCorp 48,550	1,346
• EMCOR Group, Inc. 35,200	1,440
Granite Construction, Inc. 100,925	2,003
• Insituform Technologies, Inc., Class A 65,500	1,064
• Integrated Electrical Services, Inc. 87,800	856
M/I Schottenstein Homes, Inc. 33,800	1,442
• Mastec, Inc. 119,400	875
• NCI Building Systems, Inc. 46,700	1,367
• Palm Harbor Homes, Inc. 54,600	1,229
• Quanta Services, Inc. 284,700	1,557
▲• Simpson Manufacturing Co., Inc. 57,200	2,984
• Surebeam Corp., Class A 132,000	1
Texas Industries, Inc. 50,700	1,709
• USG Corp. 104,600	1,488
Walter Industries, Inc. 101,000	1,260
• WCI Communities, Inc. 106,000	2,577
	32,170

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Consumer Durables 1.2%	
• Champion Enterprises, Inc. 160,700	1,750
• Genlyte Group, Inc. 31,500	1,806
• Griffon Corp. 71,300	1,565
Haverty Furniture Cos., Inc. 54,900	992
• Helen of Troy Ltd. 68,400	2,274
Kimball International, Inc., Class B 91,700	1,354
▲ La-Z-Boy, Inc. 126,400	2,634
• Red Robin Gourmet Burgers, Inc. 39,600	1,139
• Select Comfort Corp. 81,300	1,971
Thomas Industries, Inc. 40,700	1,374
Toro Co. 58,700	3,413
	20,272
Containers 0.2%	
Greif, Inc., Class A 53,200	1,749
• Silgan Holdings, Inc. 43,200	1,817
	3,566
Electronics 8.7%	
• Actel Corp. 61,100	1,217
Acuity Brands, Inc. 101,500	2,484
Agilysys, Inc. 79,500	933
• Anixter International, Inc. 87,800	2,573
• Arris Group, Inc. 211,300	1,264
• Artisan Components, Inc. 55,000	1,287
• Aspect Communications Corp. 139,100	1,646
• Asyst Technologies, Inc. 113,700	752
• ATMI, Inc. 74,700	1,649
• Avanex Corp. 317,400	943
• Axcelis Technologies, Inc. 238,700	2,509
Belden, Inc. 63,000	1,102
▲• Benchmark Electronics, Inc. 98,750	2,669
• Biolase Technology, Inc. 53,400	688
◆• Bookham Technology Plc 1	—
• Brooks Automation, Inc. 107,324	1,786
• Bruker BioSciences Corp. 213,200	1,106
C&D Technologies, Inc. 63,200	980
• C-COR.net Corp. 102,100	927
• Cable Design Technologies Corp. 103,375	882
▲• Cabot Microelectronics Corp. 59,400	1,754
• CCC Information Services Group, Inc. 65,200	1,050

Security and Number of Shares	Value ($ x 1,000)
• Celera Genomics Group – Applera Corp. 177,200	2,089
• Cepheid, Inc. 89,000	689
• Checkpoint Systems, Inc. 90,500	1,454
• ChipPAC, Inc., Class A 236,700	1,451
• Cirrus Logic, Inc. 203,300	1,267
▲• CMGI, Inc. 973,300	1,684
• Coherent, Inc. 71,800	1,755
Cohu, Inc. 52,700	922
• CommScope, Inc. 142,800	2,500
• Comtech Telecommunications 34,900	565
• Corvis Corp. 1,163,000	1,814
• Cox Radio, Inc., Class A 101,300	2,098
• Credence Systems Corp. 154,000	1,716
CTS Corp. 88,800	1,159
Cubic Corp. 64,200	1,515
• Cyberonics 56,800	1,346
• Daktronics, Inc. 46,500	987
• Dionex Corp. 50,300	2,567
• DSP Group, Inc. 69,000	1,710
• Dupont Photomasks, Inc. 44,900	929
• Electro Scientific Industries, Inc. 67,300	1,376
• ESS Technology, Inc. 93,600	1,003
• Exar Corp. 98,500	1,503
• Excel Technology, Inc. 29,500	998
• Faro Technologies, Inc. 33,400	596
• FEI Co. 80,100	1,600
• FuelCell Energy, Inc. 114,800	1,892
• Genesis Microchip, Inc. 78,700	1,183
• Harmonic, Inc. 168,300	1,112
• Hollywood Entertainment Corp. 146,400	1,971
• Hutchinson Technology, Inc. 62,300	1,532
• Integrated Silicon Solutions, Inc. 81,200	1,115
• Intermagnetics General Corp. 41,314	1,013
• Kopin Corp. 172,700	860
• Kulicke & Soffa Industries, Inc. 123,900	1,230
▲• Lattice Semiconductor Corp. 271,800	1,935
• Littelfuse, Inc. 52,100	2,001
▲• Macromedia, Inc. 163,100	3,360
• Mattson Technology, Inc. 112,000	1,095
• Mercury Computer Systems, Inc. 52,100	1,167
Methode Electronics, Class A 88,400	1,002
• Microsemi Corp. 143,600	1,561

Security and Number of Shares	Value ($ x 1,000)
• MRV Communications, Inc. 260,100	611
MTS Systems Corp. 51,900	1,222
• Mykrolis Corp. 99,900	1,454
• Netopia, Inc. 56,600	338
• Newport Corp. 94,000	1,395
• Oplink Communications, Inc. 359,900	691
Park Electrochemical Corp. 48,950	1,154
• Photon Dynamics, Inc. 40,000	1,240
• Pinnacle Systems, Inc. 164,400	1,294
• Pixelworks, Inc. 109,200	1,952
• Plexus Corp. 105,300	1,514
• Power Integrations, Inc. 72,700	1,791
• Power-One, Inc. 200,700	1,726
• Powerwave Technologies, Inc. 156,400	1,059
• Quantum Corp. 441,000	1,380
• Rayovac Corp. 80,400	2,143
• Remec, Inc. 147,300	927
• Rofin-Sinar Technologies, Inc. 35,100	813
• Rudolph Technologies, Inc. 40,700	654
• ScanSoft, Inc. 246,800	1,199
• Silicon Image, Inc. 174,900	1,782
• Silicon Storage Technology, Inc. 231,100	3,062
• Spectralink Corp. 46,600	587
• Standard Microsystems Corp. 44,600	1,063
• Stratex Networks, Inc. 207,800	679
• Superconductor Technologies, Inc. 161,000	225
• Synaptics, Inc. 60,700	1,005
• Technitrol, Inc. 97,100	2,065
• Tekelec 150,400	2,507
• Terayon Communication Systems Corp. 185,600	538
• THQ, Inc. 92,650	1,718
• Transmeta Corp. 405,200	1,130
• Triquint Semiconductor, Inc. 323,600	1,777
• TTM Technologies, Inc. 100,300	1,114
▲• Varian, Inc. 83,900	3,443
• Viasat, Inc. 63,500	1,396
• Vicor Corp. 100,900	1,402
• Wilson Greatbatch Technologies, Inc. 50,400	1,739
• Zoran Corp. 102,700	1,698
	145,010

Security and Number of Shares	Value ($ x 1,000)
Energy: Raw Materials 2.9%	
• Atwood Oceanics, Inc. 32,300	1,184
Berry Petroleum Co., Class A 49,700	1,348
Cabot Oil & Gas Corp. 78,500	2,802
CARBO Ceramics, Inc. 36,600	2,367
• Cimarex Energy Co. 101,200	2,792
• Denbury Resources, Inc. 132,000	2,410
• Grey Wolf, Inc. 437,000	1,739
• Hanover Compressor Co. 179,700	2,210
• Headwaters, Inc. 79,300	1,823
• Hydril Co. 54,900	1,398
• KFX, Inc. 129,100	1,303
• Kirby Corp. 58,100	2,004
• McDermott International, Inc. 159,400	1,317
NL Industries, Inc. 115,200	1,499
• Offshore Logistics, Inc. 55,800	1,225
• Oil States International, Inc. 120,600	1,633
Penn Virginia Corp. 22,300	1,467
• Plains Resources, Inc. 58,400	1,052
• Prima Energy Corp. 31,900	1,184
• Range Resources Corp. 136,500	1,708
• Seacor Holdings, Inc. 44,250	1,836
• Southwestern Energy Co. 86,200	2,168
• Swift Energy Co. 66,000	1,432
• TC Pipelines L.P. 39,500	1,283
• Unit Corp. 106,000	2,995
USEC, Inc. 199,000	1,369
• W-H Energy Services, Inc. 67,600	1,242
World Fuel Services Corp. 26,800	1,134
	47,924
Food & Agriculture 1.4%	
• American Italian Pasta Co., Class A 42,800	1,325
• Chiquita Brands International, Inc. 97,000	1,747
Delta & Pine Land Co. 92,300	2,239
Farmers Brothers Co. 3,160	1,153
• Fisher Communications, Inc. 21,300	1,074
• Hain Celestial Group, Inc. 84,800	1,679
Interstate Bakeries 108,100	1,222
Lance, Inc. 72,100	1,090
• Ralcorp Holdings, Inc. 66,566	2,317
Sanderson Farms, Inc. 47,800	1,777

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Sensient Technologies Corp. 113,700	2,326
• Tejon Ranch Co. 35,900	1,249
• United Natural Foods, Inc. 92,800	2,325
• VistaCare, Inc., Class A 39,300	990
• Wild Oats Markets, Inc. 74,300	1,025
	23,538
Gold 0.0%	
Royal Gold, Inc. 51,400	**631**
Healthcare / Drugs & Medicine 12.1%	
• aaiPharma, Inc. 68,950	439
▲• Abgenix, Inc. 213,000	3,466
• Advanced Medical Optics, Inc. 70,800	2,233
• Advanced Neuromodulation Systems, Inc. 46,400	1,264
• Albany Molecular Research, Inc. 78,300	1,270
• Alexion Pharmaceuticals, Inc. 54,200	1,221
Alpharma, Inc., Class A 126,600	2,751
• American Healthways, Inc. 77,100	1,868
• American Medical Systems Holdings, Inc. 79,900	2,074
• AMERIGROUP Corp. 58,300	2,420
• Amsurg Corp. 72,550	1,754
• Antigenics, Inc. 97,800	933
• Ariad Pharmaceuticals, Inc. 116,000	1,318
Arrow International, Inc. 105,600	3,160
• Arthrocare Corp. 51,400	1,208
• Atherogenics, Inc. 89,000	2,102
• Atrix Labs, Inc. 53,100	1,602
• Beverly Enterprises, Inc. 258,700	1,539
• BioMarin Pharmaceuticals, Inc. 158,300	1,095
• Biosite, Inc. 36,500	1,446
Cambrex Corp. 61,900	1,530
• Centene Corp. 47,650	1,596
• Cima Labs, Inc. 35,900	1,136
• Conmed Corp. 69,900	1,725
• Corvel Corp. 26,200	814
• Cubist Pharmaceuticals, Inc. 99,100	985
• CV Therapeutics, Inc. 72,000	1,038
Datascope Corp. 36,600	1,212
• Dendreon Corp. 136,300	1,772
▲ Diagnostic Products Corp. 69,500	2,965
• Digene Corp. 46,500	1,651
• Discovery Laboratories, Inc. 104,900	1,220
• DJ Orthopedics, Inc. 52,600	1,211
• Encore Medical Corp. 105,900	831
• Enzo Biochem, Inc. 74,261	1,081
• Enzon Pharmaceuticals, Inc. 105,500	1,531
• Epix Medical, Inc. 54,600	1,339
• First Horizon Pharmaceutical Corp. 86,600	1,343
• Genesis HealthCare Corp. 49,250	1,152
• Genta, Inc. 184,600	1,584
• Geron Corp. 96,900	734
• Haemonetics Corp. 60,000	1,694
• HealthExtras, Inc. 80,700	1,027
• ICU Medical, Inc. 33,800	1,128
• Ii-Vi, Inc. 35,400	874
• Ilex Oncology, Inc. 94,700	2,196
• Immucor, Inc. 47,500	1,171
• Impax Laboratories, Inc. 140,300	2,920
• Incyte Corp. 178,800	1,420
• Inspire Pharmaceuticals, Inc. 78,900	1,297
• Integra LifeSciences Holdings Corp. 65,200	2,086
• InterMune, Inc. 76,700	1,131
• Intuitive Surgical, Inc. 81,700	1,319
▲ Invacare Corp. 74,900	2,983
• Inveresk Research Group, Inc. 91,800	2,602
• Inverness Medical Innovations, Inc. 47,900	903
• Isis Pharmaceuticals, Inc. 137,600	1,000
• Kindred Healthcare, Inc. 42,400	2,077
• Kyphon, Inc. 95,200	2,390
Landauer, Inc. 21,900	855
• Lexicon Genetics, Inc. 155,600	1,099
▲• LifePoint Hospitals, Inc. 91,400	3,268
• Ligand Pharmaceuticals, Inc., Class B 176,800	3,785
• Medarex, Inc. 190,600	1,816
Mentor Corp. 106,300	3,370
• Merit Medical Systems, Inc. 62,054	975
▲•❷ MGI Pharma, Inc. 84,200	5,205
Mine Safety Appliances Co. 89,200	2,417
• Myriad Genetics, Inc. 67,100	1,156

Security and Number of Shares	Value ($ x 1,000)
• Nabi Biopharmaceuticals 135,800	2,220
• Nektar Therapeutics 135,000	2,734
• Noven Pharmacuticals, Inc. 55,800	1,096
• NPS Pharmacuticals, Inc. 89,400	2,239
Oakley, Inc. 164,000	2,270
• Ocular Sciences, Inc. 57,500	1,616
• Odyssey HealthCare, Inc. 87,550	1,472
•❹ Onyx Pharmaceuticals, Inc. 82,300	4,059
• Orthodontic Centers of America, Inc. 124,200	891
Owens & Minor, Inc. 93,000	2,260
• Parexel International Corp. 64,200	1,254
▲•❺ Pediatrix Medical Group, Inc. 56,300	4,025
Perrigo Co. 169,000	3,645
• Pharmacopeia, Inc. 59,100	1,060
PolyMedica Corp. 63,300	1,762
• Priority Healthcare Corp., Class B 105,200	2,109
• Province Healthcare Co. 118,700	1,898
• PSS World Medical, Inc. 162,500	1,818
• Regeneron Pharmaceuticals, Inc. 134,600	1,687
• RehabCare Group, Inc. 39,900	816
▲•❽ Resmed, Inc. 80,200	3,952
• Serologicals Corp. 59,100	1,095
• Sierra Health Services, Inc. 66,200	2,459
• Sola International, Inc. 76,600	1,572
• Sunrise Senior Living, Inc. 48,100	1,520
• SuperGen, Inc. 88,000	723
• SurModics, Inc. 43,200	967
• Sybron Dental Specialties, Inc. 92,700	2,711
• Tanox, Inc. 105,900	1,806
• Thoratec Corp. 136,600	1,859
• Transkaryotic Therapies, Inc. 83,500	1,213
• United Surgical Partners International, Inc. 65,900	2,387
• United Therapeutics Corp. 52,700	1,297
• US Oncology, Inc. 203,072	3,026
• USANA Health Sciences, Inc. 45,800	1,234
• Ventana Medical Systems, Inc. 41,500	2,054
• Vertex Pharmaceuticals, Inc. 189,500	1,637
• Viasys Healthcare, Inc. 72,900	1,414
▲• Vicuron Pharmaceuticals, Inc. 131,400	2,997

Security and Number of Shares	Value ($ x 1,000)
▲• Visx, Inc. 117,800	2,579
West Pharmaceutical Services, Inc. 36,000	1,397
• Wright Medical Group, Inc. 79,700	2,737
• XOMA Ltd. 205,900	883
	202,227
Household Products 0.1%	
• Elizabeth Arden, Inc. 59,500	1,303
• Playtex Products, Inc. 151,700	1,124
	2,427
Insurance 3.1%	
Alfa Corp. 193,200	2,622
• Argonaut Group, Inc. 66,700	1,234
Baldwin & Lyons, Inc., Class B 36,100	1,000
• CNA Surety Corp. 103,500	1,127
Commerce Group, Inc. 77,300	3,568
Delphi Financial Group, Inc., Class A 74,656	2,998
FBL Financial Group, Inc., Class A 64,700	1,723
• Great American Financial Resources, Inc. 114,250	1,822
Harleysville Group, Inc. 72,100	1,370
Hooper Holmes, Inc. 160,500	884
Horace Mann Educators Corp. 103,800	1,620
Kansas City Life Insurance Co. 29,500	1,180
Liberty Corp. 45,700	2,052
• Navigators Group, Inc. 31,100	810
• Ohio Casualty Corp. 146,900	2,882
• Philadelphia Consolidated Holding Co. 52,500	3,031
Presidential Life Corp. 72,600	1,168
• ProAssurance Corp. 69,796	2,368
RLI Corp. 60,250	2,094
Selective Insurance Group, Inc. 65,300	2,335
State Auto Financial Corp. 95,400	2,677
Sterling Financial Corp. 53,250	1,355
• Stewart Information Services Corp. 42,400	1,505
• Triad Guaranty, Inc. 33,700	1,843
• UICI 111,700	1,934
United Fire & Casualty Co. 24,800	1,087

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• USI Holdings Corp. 113,400	1,718
Zenith National Insurance Corp. 44,600	1,923
	51,930
Media 2.2%	
• Adolor Corp. 93,300	1,499
• AMC Entertainment, Inc. 88,800	1,416
• Applied Films Corp. 36,500	869
Banta Corp. 61,300	2,727
Blockbuster, Inc., Class A 89,100	1,475
• CNET Networks, Inc. 344,500	2,935
• Consolidated Graphics, Inc. 33,200	1,239
• Entravision Communications Corp., Class A 143,400	1,309
• Gaylord Entertainment Co. 95,300	2,987
Gray Television, Inc. 108,500	1,608
• Information Holdings, Inc. 51,700	1,285
• Insight Communications Co. 125,100	1,140
• Journal Register Co. 99,900	1,981
• Lin TV Corp., Class A 63,900	1,437
• Mediacom Communications Corp. 216,500	1,578
• Primedia, Inc. 626,600	1,830
Pulitzer, Inc. 23,700	1,199
Regal Entertainment Group, Class A 128,900	2,809
• Salem Communications Corp., Class A 44,400	1,324
• Sinclair Broadcast Group, Inc., Class A 109,100	1,348
• Spanish Broadcasting System, Class A 91,800	892
• Tivo, Inc. 179,800	1,260
• Valuevision Media, Inc., Class A 89,200	1,252
	37,399
Miscellaneous 0.3%	
• Coinstar, Inc. 52,600	907
• NetFlix, Inc. 124,200	3,141
• Salix Pharmaceuticals Ltd. 52,800	1,633
	5,681
Miscellaneous Finance 5.4%	
1st Source Corp. 50,200	1,237
Amcore Financial, Inc. 59,850	1,696

Security and Number of Shares	Value ($ x 1,000)
• Bankunited Financial Corp., Class A 71,300	1,884
Blackrock, Inc. 43,400	2,700
• Boca Resorts, Inc., Class A 96,800	1,694
Cash America International, Inc. 69,400	1,485
▲ ❿ Cathay Bancorp., Inc. 59,500	3,873
Central Pacific Financial Co. 39,700	996
Charter Municipal Mortgage Acceptance Co. 103,800	2,033
• The Commercial Capital Bancorp, Inc. 72,233	1,276
Commercial Federal Corp. 102,500	2,630
• CompuCredit Corp. 114,100	1,891
• Corrections Corp. of America 84,800	3,090
CVB Financial Corp. 117,974	2,421
▲ Downey Financial Corp. 67,300	3,247
East-West Bancorp, Inc. 58,200	3,278
• eSpeed, Inc., Class A 75,100	1,322
Fidelity Bankshares, Inc. 37,200	1,237
• Financial Federal Corp. 44,700	1,399
First Community Bancorp 37,800	1,291
First Financial Corp. 33,700	994
First Financial Holdings, Inc. 31,000	884
First Sentinel Bancorp., Inc. 63,291	1,304
Glacier Bancorp, Inc. 47,830	1,466
Hudson River Bancorp 73,100	1,317
IBERIABANK Corp. 16,700	952
Independent Bank Corp. Michigan 48,420	1,212
• Investment Technology Group, Inc. 105,600	1,513
▲ • La Quinta Corp. 428,400	3,080
• LabOne, Inc. 40,900	1,208
LaBranche & Co., Inc. 144,200	1,409
MB Financial, Inc. 65,100	2,295
MCG Capital Corp. 94,000	1,511
• Meritage Corp. 30,500	2,069
The Midland Co. 43,700	1,158
• National Western Life Insurance Co., Class A 8,200	1,192
▲ New Century Financial Corp. 85,300	3,619
Northwest Bancorp, Inc. 116,249	2,398
• Ocwen Financial Corp. 166,500	1,810

Security and Number of Shares	Value ($ x 1,000)
•Portfolio Recovery Associates, Inc. 37,700	1,007
•Saxon Capital, Inc. 68,900	1,499
Seacoast Financial Services Corp. 61,700	1,995
United Community Banks, Inc. 84,300	2,016
•❶ UnitedGlobalCom, Inc., Class A 935,000	6,994
Value Line, Inc. 24,700	1,588
Waypoint Financial Corp. 81,400	2,107
•World Acceptance Corp. 45,800	701
	89,978
Non-Durables & Entertainment 2.8%	
•AFC Enterprises, Inc. 67,900	1,528
▲•CEC Entertainment, Inc. 92,850	3,173
Churchill Downs, Inc. 32,700	1,194
•CKE Restaurants, Inc. 138,900	1,458
•Electronics Boutique Holdings Corp. 59,500	1,610
•Handleman Co. 57,500	1,294
•Hibbet Sporting Goods, Inc. 55,350	1,344
IHOP Corp. 50,800	1,887
•Isle of Capri Casinos, Inc. 71,100	1,493
•Jack in the Box, Inc. 87,400	2,367
Landry's Restaurants, Inc. 66,200	2,216
•Leapfrog Enterprises, Inc. 72,100	1,551
Lone Star Steakhouse & Saloon, Inc. 51,600	1,587
•P.F. Chang's China Bistro, Inc. 61,100	2,985
•Papa John's International, Inc. 43,000	1,438
•Penn National Gaming, Inc. 96,100	2,834
•Rare Hospitality International Inc. 81,350	2,227
Riviana Foods, Inc. 35,700	901
Russ Berrie & Co., Inc. 49,100	1,401
•Ryan's Family Steak Houses, Inc. 102,750	1,864
•Sotheby's Holdings, Inc., Class A 150,700	1,958
•The Steak N Shake Co. 67,500	1,272
•Stewart Enterprises, Inc., Class A 254,100	1,855
The Topps Co., Inc. 100,400	897
Triarc Cos., Class B 142,800	1,492
Tupperware Corp. 140,800	2,637
	46,463

Security and Number of Shares	Value ($ x 1,000)
Non-Ferrous Metals 0.7%	
•Century Aluminum Co. 69,300	1,372
Commercial Metals Co. 68,166	1,786
•Hecla Mining Co. 270,500	1,550
Minerals Technologies, Inc. 48,500	2,845
Reliance Steel & Aluminum Co. 77,375	2,555
Southern Peru Copper Corp. 33,500	972
	11,080
Oil: Domestic 2.4%	
•CAL Dive International, Inc. 91,500	2,474
•Comstock Resources, Inc. 83,400	1,697
•Encore Acquisition Co. 73,000	2,172
•Energy Partners Ltd. 79,800	1,117
Frontier Oil Corp. 64,800	1,152
•Global Industries Ltd. 250,100	1,501
Holly Corp. 38,400	1,290
•KCS Energy, Inc. 117,400	1,411
•Magnum Hunter Resources, Inc. 166,700	1,712
•Nuevo Energy Co. 46,900	1,618
•Plains Exploration & Production Co. 97,900	1,929
•Quicksilver Resource, Inc. 59,200	2,572
•Remington Oil & Gas Corp. 64,600	1,415
•Spinnaker Exploration Co. 80,400	2,868
St. Mary Land & Exploration Co. 67,700	2,447
•Stone Energy Corp. 63,340	3,116
•Superior Energy Services, Inc. 180,700	1,878
•Tesoro Petroleum Corp. 158,100	3,211
•Universal Compression Holdings, Inc. 74,800	2,226
Vintage Petroleum, Inc. 154,900	2,334
	40,140
Optical & Photo 0.1%	
•August Technology Corp. 42,800	564
•Photronics, Inc. 80,100	1,193
	1,757
Paper & Forest Products 0.7%	
•Buckeye Technologies, Inc. 91,700	963
•Caraustar Industries, Inc. 69,700	882
Chesapeake Corp. 42,900	974

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Glatfelter 108,400	1,217
Longview Fibre Co. 123,100	1,290
Potlatch Corp. 69,200	2,621
Rock-Tennessee Co., Class A 86,300	1,286
Universal Forest Products, Inc. 42,000	1,138
Wausau-Mosinee Paper Corp. 125,725	1,764
	12,135
Producer Goods & Manufacturing 5.9%	
• Actuant Corp., Class A 56,400	1,928
• Advanced Energy Industries, Inc. 80,100	1,061
• Aeroflex, Inc. 174,700	2,198
Albany International Corp., Class A 80,483	2,455
Applied Industrial Technologies, Inc. 47,700	1,254
▲ Aptargroup, Inc. 88,000	3,458
Baldor Electric Co. 79,220	1,789
Barnes Group, Inc. 56,300	1,534
Clarcor, Inc. 60,650	2,670
• Cuno, Inc. 41,400	1,824
Curtiss-Wright Corp. 49,300	2,322
Federal Signal Corp. 116,900	2,128
Franklin Electric Co., Inc. 25,000	1,506
• Gardner Denver, Inc. 46,100	1,209
Helix Technology Corp. 62,900	1,107
▲⑦ Hughes Supply, Inc. 71,250	3,982
▲ IDEX Corp. 79,600	3,761
• Ionics, Inc. 55,400	1,278
• Jacuzzi Brands, Inc. 181,000	1,582
• Jarden Corp. 64,300	2,392
JLG Industries, Inc. 104,600	1,547
Kaydon Corp. 67,700	1,894
▲ Kennametal, Inc. 87,400	3,772
▲• Kos Pharmaceuticals, Inc. 89,300	3,676
Lennox International, Inc. 141,600	2,366
Libbey, Inc. 33,591	879
Lincoln Electric Holdings, Inc. 97,600	3,077
• Lone Star Technologies, Inc. 68,900	1,412
Manitowoc Co., Inc. 63,762	1,939
Matthews International Corp., Class A 78,400	2,391
• Maverick Tube Corp. 101,900	2,306
• Moog, Inc., Class A 62,050	2,048
MSC Industrial Direct Co., Class A 98,500	2,823
NACCO Industries, Inc., Class A 14,250	1,212
• Oceaneering International, Inc. 58,200	1,630
• Plug Power, Inc. 175,800	1,366
Regal Beloit 60,000	1,201
• Safeguard Scientifics, Inc. 295,800	769
Sauer-Danfoss, Inc. 114,300	1,714
• Sequa Corp., Class A 23,800	1,162
• The Shaw Group, Inc. 146,500	1,758
• Sonic Solutions, Inc. 53,100	956
Steelcase, Inc., Class A 113,300	1,392
Stewart & Stevenson Services, Inc. 70,900	1,133
Tecumseh Products Co., Class A 43,800	1,703
Tennant Co. 22,100	877
• Triumph Group, Inc. 37,200	1,196
• Tyler Technologies, Inc. 101,000	953
• Ultratech Stepper, Inc. 56,100	904
Valmont Industries, Inc. 58,900	1,207
Watsco, Inc. 62,500	1,822
Watts Water Technologies, Inc., Class A 76,300	1,869
Woodward Governor Co. 25,600	1,596
	97,988
Railroad & Shipping 0.4%	
• Genessee & Wyoming, Inc., Class A 49,500	1,141
• Kansas City Southern Railway 151,600	2,100
• RailAmerica, Inc. 79,300	969
Wabtec Corp. 105,421	1,718
	5,928
Real Property 5.2%	
• Alexander's, Inc. 12,100	1,887
Alexandria Real Estate Equities, Inc. 45,500	2,585
American Home Mortgage Investment Corp. 90,200	2,140
AMLI Residential Properties 61,600	1,559
Anthracite Capital, Inc. 121,600	1,278
Anworth Mortgage Asset Corp. 97,100	1,133

Security and Number of Shares	Value ($ x 1,000)
Bedford Property Investors, Inc. 40,200	1,089
▲ Brandywine Realty Trust 109,000	2,762
Capital Automotive Real Estate Investment Trust 84,100	2,366
Colonial Properties Trust 62,900	2,219
Commercial Net Lease Realty 120,600	2,001
Cornerstone Realty Income Trust, Inc. 136,200	1,026
Corporate Office Properties Trust SBI 71,200	1,449
EastGroup Properties, Inc. 50,100	1,450
Entertainment Properties Trust 47,800	1,599
Equity Inns, Inc. 105,500	865
• FelCor Lodging Trust, Inc. 142,500	1,425
Gables Residential Trust 68,600	2,182
Getty Realty Corp. 59,400	1,278
Glenborough Realty Trust, Inc. 73,800	1,387
Glimcher Realty Trust 84,700	1,791
• Homestore, Inc. 298,100	1,431
IMPAC Mortgage Holdings, Inc. 149,200	2,807
Investors Real Estate Trust 91,900	882
• Jones Lang LaSalle, Inc. 76,100	1,797
Keystone Property Trust 75,100	1,528
Kilroy Realty Corp. 67,500	2,116
Koger Equity, Inc. 64,300	1,347
Kramont Realty Trust 59,400	939
LaSalle Hotel Properties 59,400	1,307
Lexington Corp. Properties Trust 114,700	2,121
LNR Property Corp. 47,300	2,375
Manufactured Home Communities, Inc. 55,600	1,740
• Meristar Hospitality Corp. 166,500	966
MFA Mortgage Investments, Inc. 148,300	1,321
Mid-America Apartment Communities, Inc. 47,300	1,525
National Health Investors, Inc. 64,300	1,541
Novastar Financial, Inc. 57,500	1,866
Parkway Properties, Inc. 26,700	1,060
Post Properties, Inc. 94,200	2,533
PS Business Parks, Inc. 51,400	1,951
RAIT Investment Trust 55,900	1,345
Ramco-Gershenson Properties 40,700	964

Security and Number of Shares	Value ($ x 1,000)
Redwood Trust, Inc. 44,700	1,942
Saul Centers, Inc. 39,300	983
Senior Housing Properties Trust 153,000	2,287
Sovran Self Storage, Inc. 34,200	1,155
Summit Properties, Inc. 75,600	1,711
Sun Communities, Inc. 44,800	1,566
Tanger Factory Outlet Centers 32,000	1,222
Taubman Centers, Inc. 121,700	2,373
The Town & Country Trust 39,000	912
• Trammell Crow Co. 90,900	1,228
US Restaurant Properties, Inc. 55,700	889
	87,201

Retail 3.6%

Security and Number of Shares	Value ($ x 1,000)
• A.C. Moore Arts & Crafts, Inc. 46,000	1,253
Aaron Rents, Inc. 79,200	2,294
• Big 5 Sporting Goods Corp. 54,600	1,355
Burlington Coat Factory Warehouse Corp. 108,340	2,054
Casey's General Stores, Inc. 121,500	2,012
The Cato Corp., Class A 50,300	1,007
• Central Garden & Pet Co. 43,200	1,664
• Charming Shoppes, Inc. 276,600	1,953
• The Children's Place Retail Stores, Inc. 64,100	1,688
Christopher & Banks Corp. 91,450	1,636
• Cost Plus, Inc. 52,000	1,882
• The Dress Barn, Inc. 70,600	1,187
• Drugstore.com, Inc. 174,400	807
• Duane Reade, Inc. 59,500	993
• The Finish Line, Class A 50,000	1,676
• Guitar Center, Inc. 57,000	2,367
• The Gymboree Corp. 73,400	1,296
• Insight Enterprises, Inc. 113,350	1,897
• Jo-Ann Stores, Inc. 53,610	1,516
Longs Drug Stores Corp. 90,400	1,772
• The Men's Wearhouse, Inc. 90,550	2,308
• Payless Shoesource, Inc. 163,800	2,318
• Petco Animal Supplies, Inc. 36,000	1,057
Ruddick Corp. 112,600	2,297
• School Specialty, Inc. 44,700	1,593
• Sharper Image Corp. 35,700	1,091
• ShopKo Stores, Inc. 72,200	957

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Too, Inc. 82,800	1,452
▲• Tractor Supply Co. 90,400	3,531
▲• United Stationers, Inc. 81,700	3,105
Weis Markets, Inc. 65,400	2,296
• West Marine, Inc. 49,500	1,439
▲• Zale Corp. 62,500	3,495
	59,248
Steel 0.8%	
• AK Steel Holding Corp. 261,700	1,230
Allegheny Technologies, Inc. 194,400	1,987
Carpenter Technology Corp. 53,800	1,469
• Cleveland-Cliffs, Inc. 25,600	1,213
Gibraltar Steel Corp. 47,600	1,171
Quanex Corp. 39,800	1,624
Schnitzer Steel Industries, Inc., Class A 49,800	1,308
• Steel Dynamics, Inc. 115,200	2,773
	12,775
Telephone 1.3%	
• Autobytel.com, Inc. 93,200	872
• Commonwealth Telephone Enterprises, Inc. 53,700	2,237
• Ditech Communications Corp. 80,000	1,150
• Dobson Communications Corp., Class A 275,600	987
• Equinix, Inc. 34,500	1,014
• Extreme Networks, Inc. 286,600	1,585
• Finisar Corp. 547,400	969
• General Communication, Inc., Class A 137,600	1,225
• Inet Technologies, Inc. 96,000	946
Inter-Tel, Inc. 60,400	1,446
▲• Interdigital Communications Corp. 134,100	2,337
• j2 Global Communications, Inc. 55,200	1,278
• Price Communications Corp. 132,000	2,088
• Primus Telecommunications Group, Inc. 214,200	1,193
SureWest Communications 36,000	927
• Time Warner Telecom, Inc., Class A 122,000	464
• Utstarcom, Inc. 24,800	654
	21,372

Security and Number of Shares	Value ($ x 1,000)
Tobacco 0.3%	
Schweitzer-Mauduit International, Inc. 36,600	1,134
Universal Corp. 59,900	3,009
Vector Group Ltd. 94,176	1,558
	5,701
Travel & Recreation 1.6%	
▶• American Classic Voyages Co. 52,800	—
• Argosy Gaming Co. 70,600	2,626
• Aztar Corp. 82,600	2,139
Central Parking Corp. 87,300	1,667
• Dick's Sporting Goods, Inc. 76,600	2,066
• Dollar Thrifty Automotive Group, Inc. 59,400	1,565
• K2, Inc. 81,900	1,201
The Marcus Corp. 73,425	1,190
• Multimedia Games, Inc. 66,400	1,479
• Prime Hospitality Corp. 107,700	1,082
• Scientific Games Corp., Class A 150,700	2,719
• Shuffle Master, Inc. 58,500	1,916
• Six Flags, Inc. 223,200	1,658
• The Sports Authority, Inc. 60,100	2,304
• Vail Resorts, Inc. 68,900	1,071
• WMS Industries, Inc. 72,800	2,056
	26,739
Trucking & Freight 1.0%	
Arkansas Best Corp. 59,400	1,544
• Forward Air Corp. 51,100	1,701
• Knight Transportation, Inc. 90,700	2,336
• Landstar Systems, Inc. 71,900	3,233
• Old Dominion Freight Line 37,800	1,409
• Pacer International, Inc. 90,100	1,694
USF Corp. 65,900	2,191
• Wabash National Corp. 78,200	1,987
	16,095
Utilities: Electric & Gas 2.2%	
American States Water Co. 37,650	872
• Aquila, Inc. 477,000	2,027
Avista Corp. 117,700	1,989

Security and Number of Shares		Value ($ x 1,000)
Black Hills Corp.	77,700	2,377
California Water Service Group	41,900	1,195
CH Energy Group, Inc.	37,000	1,713
Cleco Corp.	115,100	2,066
• El Paso Electric Co.	116,100	1,643
The Empire District Electric Co.	56,700	1,180
The Laclede Group, Inc.	45,300	1,250
MGE Energy, Inc.	44,900	1,397
New Jersey Resources Corp.	65,800	2,508
Northwest Natural Gas Co.	62,000	1,823
Otter Tail Corp.	62,100	1,637
PNM Resources, Inc.	97,700	2,851
• Sierra Pacific Resources	282,200	1,998
South Jersey Industries	32,200	1,328
Southwest Gas Corp.	82,300	1,876
UIL Holdings Corp.	34,300	1,549
Unisource Energy Corp.	81,380	1,988
• Veritas DGC, Inc.	81,300	1,661
		36,928

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.1% of net assets		
Bank of America, London Time Deposit 0.50%, 05/03/04	1,234	**1,234**
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill, 0.91%, 06/17/04	100	**100**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 6.1% of net assets	
Other Investment Companies 6.1%	
Securities Lending Investment Fund 102,581,873	**102,582**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $95,916 of securities of loan)	$1,665,985
Collateral invested for securities on loan	102,582
Receivables:	
Fund shares sold	851
Dividends	840
Investments sold	1,956
Income from securities on loan	37
Prepaid expenses	+ 34
Total assets	**1,772,285**

Liabilities

Collateral invested for securities on loan	102,582
Payables:	
Fund shares redeemed	1,149
Interest expenses	3
Due to brokers for futures	12
Investment adviser and administrator fees	27
Transfer agent and shareholder service fees	16
Accrued expenses	+ 139
Total liabilities	**103,928**

Net Assets

Total assets	1,772,285
Total liabilities	− 103,928
Net assets	**$1,668,357**

Net Assets by Source

Capital received from investors	1,582,275
Net investment income not yet distributed	2,697
Net realized capital losses	(66,304)
Net unrealized capital gains	149,689

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$888,605		47,149		$18.85
Select Shares	$779,752		41,323		$18.87

Unless stated, all numbers x 1,000.

The fund paid $1,516,272 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$615,312
Sales/maturities	$655,715

The fund's total security transactions with other SchwabFunds® during the period were $53,451.

These derive from investments and futures. As of the report date, the fund had four open Russell 2000 futures contracts due to expire on June 23, 2003, with an aggregate contract value of $1,120 and net unrealized losses of $24.

Federal Tax Data

Portfolio cost	$1,519,526

Net unrealized gains and losses:

Gains	$339,192
Losses	+ (192,733)
	$146,459

As of October 31, 2003:

Net undistributed earnings:

Ordinary income	$7,747
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount
2010	$86,072
2011	+ 198,098
	$284,170

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$10,084
Interest		6
Securities on loan	+	318
Total investment income		**10,408**

An additional $1 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized gains on investments sold		221,213
Net realized gains on futures contracts	+	114
Net realized gains		**221,327**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(158,311)
Net unrealized losses on futures contracts	+	(77)
Net unrealized losses		**(158,388)**

Expenses

Investment adviser and administrator fees		2,548
Transfer agent and shareholder service fees:		
Investor Shares		1,161
Select Shares		401
Trustees' fees		7
Custodian fees		83
Portfolio accounting fees		125
Professional fees		23
Registration fees		29
Shareholder reports		90
Interest expense		2
Other expenses	+	9
Total expenses		4,478
Expense reduction	–	67
Net expenses		**4,411**

Calculated as a percentage of average daily net assets: 0.33% of the first $500 million and 0.28% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the transfer agent and shareholder service agent (Schwab). It reflects a guarantee by the investment adviser (CSIM) and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.60
Select Shares	0.42

This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		10,408
Net expenses	–	4,411
Net investment income		**5,997**
Net realized gains		221,327
Net unrealized losses	+	(158,388)
Increase in net assets from operations		**$68,936**

These add up to a net gain on investments of $62,939.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$5,997	$11,374
Net realized gains or losses	221,327	(193,979)
Net unrealized gains or losses	+ (158,388)	656,467
Increase in net assets from operations	**68,936**	**473,862**

Distributions Paid

Dividends from Net Investment Income

Investor Shares	5,423	7,507
Select Shares	+ 5,624	7,345
Total dividends from net investment income	**$11,047**	**$14,852**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$14,852
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	4,060	$79,002	6,678	$101,578
Select Shares	+ 4,058	78,789	6,760	99,820
Total shares sold	**8,118**	**$157,791**	**13,438**	**$201,398**
Shares Reinvested				
Investor Shares	270	$5,073	522	$7,085
Select Shares	+ 278	5,234	503	6,844
Total shares reinvested	**548**	**$10,307**	**1,025**	**$13,929**
Shares Redeemed				
Investor Shares	(5,813)	($112,882)	(12,997)	($188,682)
Select Shares	+ (4,616)	(90,040)	(13,679)	(200,308)
Total shares redeemed	**(10,429)**	**($202,922)**	**(26,676)**	**($388,990)**
Net transactions in fund shares	**(1,763)**	**($34,824)**	**(12,213)**	**($173,663)**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$39	$70
Select Shares	+ 13	+ 39
Total	**$52**	**$109**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	90,235	$1,645,292	102,448	$1,359,945
Total increase or decrease	+ (1,763)	23,065	(12,213)	285,347
End of period	**88,472**	**$1,668,357**	**90,235**	**$1,645,292**

Includes distributable net investment income in the amount of $2,697 and $7,747 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios

All Equity Portfolio	6.7%
Growth Portfolio	7.3%
Balanced Portfolio	4.6%
Conservative Portfolio	1.7%

Schwab Annuity Portfolios

Growth Portfolio II	0.4%

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 4/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1, 2] 2/22/55	2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.
[2] Effective June 8, 2004, Jeffrey Lyons resigned as trustee from each of the trusts.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds®
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Member SIPC/NYSE.

Printed on recycled paper.
REG13562-06

Schwab Total Stock Market Index Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	6/1/99[1]–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	17.48	14.35	16.62	22.49	20.87	20.00
Income or loss from investment operations:						
Net investment income	0.09	0.16	0.16	0.15	0.16	0.07
Net realized and unrealized gains or losses	1.01	3.14	(2.27)	(5.87)	1.56	0.80
Total income or loss from investment operations	1.10	3.30	(2.11)	(5.72)	1.72	0.87
Less distributions:						
Dividends from net investment income	(0.16)	(0.17)	(0.16)	(0.15)	(0.10)	–
Net asset value at end of period	18.42	17.48	14.35	16.62	22.49	20.87
Total return (%)	6.35[2]	23.24	(12.86)	(25.55)	8.23	4.35[2]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.56[3]	0.53	0.40	0.40	0.41[4]	0.40[3]
Gross operating expenses	0.56[3]	0.59	0.62	0.65	0.67	0.91[3]
Net investment income	1.03[3]	1.18	1.11	0.94	0.76	0.92[3]
Portfolio turnover rate	0[2,5]	3	2	2	2	1[2]
Net assets, end of period ($ x 1,000,000)	564	469	263	224	218	136

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.
[5] Portfolio turnover rate was less than 1%.

Financial Highlights

Select Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	6/1/99[1]–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	17.52	14.37	16.65	22.52	20.89	20.00
Income or loss from investment operations:						
Net investment income	0.10	0.20	0.19	0.18	0.17	0.07
Net realized and unrealized gains or losses	1.02	3.14	(2.29)	(5.87)	1.56	0.82
Total income or loss from investment operations	1.12	3.34	(2.10)	(5.69)	1.73	0.89
Less distributions:						
Dividends from net investment income	(0.19)	(0.19)	(0.18)	(0.18)	(0.10)	–
Net asset value at end of period	18.45	17.52	14.37	16.65	22.52	20.89
Total return (%)	6.41[2]	23.50	(12.81)	(25.40)	8.30	4.45[2]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.39[3]	0.36	0.27	0.27	0.28[4]	0.27[3]
Gross operating expenses	0.41[3]	0.44	0.47	0.50	0.52	0.74[3]
Net investment income	1.20[3]	1.35	1.24	1.07	0.89	1.05[3]
Portfolio turnover rate	0[2,5]	3	2	2	2	1[2]
Net assets, end of period ($ x 1,000,000)	514	429	264	257	262	149

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.27% if certain non-routine expenses (proxy fees) had not been included.

[5] Portfolio turnover rate was less than 1%.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ◆ American Depositary Receipt
- ▲ Collateral for open futures contracts
- ▮ Issuer is affiliated with the fund's adviser
- ◗ Security is valued at fair value (see Accounting Policies)

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.3%	**Common Stock**	1,045,219	1,069,956
0.7%	**Short-Term Investment**	7,865	7,865
0.0%	**U.S. Treasury Obligation**	425	425
0.0%	**Rights**	130	9
0.0%	**Preferred Stock**	4	4
0.0%	**Warrants**	286	1
100.0%	**Total Investments**	**1,053,929**	**1,078,260**
8.2%	**Collateral Invested for Securities on Loan**	88,539	88,539
(8.2)%	**Other Assets and Liabilities, Net**		(88,682)
100.0%	**Total Net Assets**		**1,078,117**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 99.3% of net assets	
Aerospace / Defense 1.5%	
• Aerosonic Corp. 300	2
• Armor Holdings, Inc. 3,000	99
The Boeing Co. 68,800	2,938
Crane Co. 5,000	154
• DRS Technologies, Inc. 1,382	39
EDO Corp. 900	20
Engineered Support Systems, Inc. 2,475	120
• EnPro Industries, Inc. 920	18
• ESCO Technologies, Inc. 1,400	68
• Esterline Technologies Corp. 2,900	72
GenCorp, Inc. 2,500	27
General Dynamics Corp. 15,700	1,470
Goodrich Corp. 8,404	242
Heico Corp., Class A 2,486	31
Kaman Corp., Class A 1,300	16
• KVH Industries, Inc. 1,300	18
• L-3 Communications Holdings, Inc. 6,600	408
Lockheed Martin Corp. 37,052	1,767
Northrop Grumman Corp. 15,016	1,490
Raytheon Co. 32,400	1,045
Rockwell Automation, Inc. 15,700	513
Rockwell Collins, Inc. 13,100	423
• SatCon Technology Corp. 900	2
• Teledyne Technologies, Inc. 12,157	231
Textron, Inc. 11,800	651
• Timco Aviation Services, Inc. 80	—
• Transtechnology Corp. 500	4
• Trimble Navigation Ltd. 5,700	143
United Technologies Corp. 42,034	3,626
• Veeco Instruments, Inc. 3,500	80
	15,717
Air Transportation 1.0%	
• AAR Corp. 2,500	25
• AirTran Holdings, Inc. 5,800	71
• Alaska Air Group, Inc. 1,900	42
• AMR Corp. 12,000	136
• ATA Holdings Corp. 1,200	9
• Atlantic Coast Airlines Holdings, Inc. 1,600	11
• Aviall, Inc. 2,500	41
• Continental Airlines, Inc., Class B 5,000	53
Delta Air Lines, Inc. 8,500	53
• EGL, Inc. 4,150	77
• ExpressJet Holdings, Inc. 3,000	38
FedEx Corp. 28,263	2,032
• Hawk Corp., Class A 1,800	8
• JetBlue Airways Corp. 5,475	152
◗• Kellstrom Industries, Inc. 600	—
• MAIR Holdings, Inc. 1,100	10

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Mesa Air Group, Inc. 1,300	9
• Northwest Airlines Corp., Class A 6,500	61
Sabre Holdings Corp. 12,401	293
SkyWest, Inc. 4,000	73
Southwest Airlines Co. 60,725	867
United Parcel Service, Inc., Class B 91,480	6,417
	10,478

Alcoholic Beverages 0.4%

Security and Number of Shares	Value ($ x 1,000)
Adolph Coors Co., Class B 2,500	164
Anheuser-Busch Cos., Inc. 65,000	3,331
Brown-Forman Corp., Class B 9,912	464
• Constellation Brands, Inc., Class A 8,800	292
• National Beverage Corp. 7,400	67
• The Robert Mondavi Corp., Class A 2,500	90
	4,408

Apparel 0.5%

Security and Number of Shares	Value ($ x 1,000)
Brown Shoe Co., Inc. 3,300	121
The Buckle, Inc. 1,000	27
• Carter's, Inc. 2,500	75
◗ Casual Male Corp. 1,100	—
• Coach, Inc. 13,504	575
• Columbia Sportswear Co. 4,350	232
• Finlay Enterprises, Inc. 1,000	19
• Guess?, Inc. 2,700	42
Haggar Corp. 1,200	24
• Hampshire Group Ltd. 1,000	30
Jones Apparel Group, Inc. 12,156	445
K-Swiss, Inc., Class A 2,400	47
Kellwood Co. 2,900	115
Kenneth Cole Productions, Inc., Class A 3,100	107
Liz Claiborne, Inc. 18,600	653
• Maxwell Shoe Co., Inc., Class A 1,000	23
Nike, Inc., Class B 20,700	1,489
Oshkosh B'Gosh, Inc., Class A 1,200	28
Phillips-Van Heusen Corp. 1,800	33
Polo Ralph Lauren Corp. 3,500	121
• Quiksilver, Inc. 2,000	43
Reebok International Ltd. 8,000	291
Russell Corp. 2,600	43

Security and Number of Shares	Value ($ x 1,000)
Saucony, Inc., Class B 1,900	40
• Skechers USA, Inc., Class A 6,500	80
• Stage Stores, Inc. 1,200	47
• Steven Madden Ltd. 1,800	34
Stride Rite Corp. 2,900	31
Superior Uniform Group, Inc. 1,600	26
Tandy Brands Accessories, Inc. 1,000	13
• Tarrant Apparel Group 1,700	4
• Timberland Co., Class A 1,400	88
• Unifi, Inc. 1,900	5
VF Corp. 15,000	692
Wolverine World Wide, Inc. 5,200	140
	5,783

Automotive Products / Motor Vehicles 1.2%

Security and Number of Shares	Value ($ x 1,000)
A.O. Smith Corp., Class B 1,300	39
• Aftermarket Technology Corp. 2,511	38
• American Axle & Manufacturing Holdings, Inc. 5,300	204
ArvinMeritor, Inc. 4,900	101
Bandag, Inc. 3,200	139
BorgWarner, Inc. 2,700	221
Carlisle Cos., Inc. 3,600	213
Cascade Corp. 4,400	92
• Collins & Aikman Corp. 1,400	9
Cooper Tire & Rubber Co. 6,400	137
• CSK Auto Corp. 3,500	65
Cummins, Inc. 3,900	233
Dana Corp. 40,800	823
Danaher Corp. 12,000	1,110
Delphi Corp. 45,600	465
Donaldson Co., Inc. 8,800	241
• Dura Automotive Systems, Inc., Class A 12,100	152
Eaton Corp. 12,600	748
Federal Screw Works 250	9
Ford Motor Co. 148,736	2,285
General Motors Corp. 45,386	2,152
Gentex Corp. 2,300	90
Genuine Parts Co. 13,500	483
Goodyear Tire & Rubber Co. 10,000	87
• Group 1 Automotive, Inc. 1,400	48

Security and Number of Shares		Value ($ x 1,000)
Harley-Davidson, Inc.	25,500	1,436
• Keystone Automotive Industries, Inc.	1,800	47
Lear Corp.	5,800	352
Lithia Motors, Inc., Class A	700	18
• MarineMax, Inc.	800	23
• Midas, Inc.	1,300	24
Modine Manufacturing Co.	3,700	102
• Monaco Coach Corp.	1,200	31
• Monro Muffler Brake, Inc.	1,050	25
Myers Industries, Inc.	2,346	33
• Navistar International Corp.	4,400	199
Oshkosh Truck Corp.	4,500	230
Polaris Industries, Inc.	3,200	137
• Rush Enterprises, Inc., Class B	500	7
Sonic Automotive, Inc.	1,400	35
Standard Motor Products, Inc.	2,000	29
• Stoneridge, Inc.	1,700	26
Superior Industries International, Inc.	800	27
• TBC Corp.	1,100	31
Thor Industries, Inc.	2,000	56
Titan International, Inc.	800	7
• Tower Automotive, Inc.	2,300	12
United Auto Group, Inc.	1,000	31
• United Defense Industries, Inc.	900	31
• UQM Technologies, Inc.	1,500	5
Visteon Corp.	5,451	59
Winnebago Industries, Inc.	2,600	75
		13,272

Banks 7.2%

Security and Number of Shares		Value ($ x 1,000)
ABC Bancorp	1,500	29
Abigail Adams National Bancorp	500	8
Alabama National Bancorp	1,600	82
AmSouth Bancorp.	28,403	625
Anchor Bancorp Wisconsin, Inc.	3,100	75
Arrow Financial Corp.	963	28
Associated Banc-Corp.	5,146	211
BancFirst Corp.	500	28
Bancorpsouth, Inc.	7,612	154
Bank Mutual Corp.	6,168	65
❾ Bank of America Corp.	164,259	13,221

Security and Number of Shares		Value ($ x 1,000)
Bank of Hawaii Corp.	3,500	153
The Bank of New York Co., Inc.	62,000	1,807
Bank One Corp.	90,200	4,453
BankAtlantic Bancorp, Inc., Class A	2,200	34
Banknorth Group, Inc.	12,174	373
BB&T Corp.	43,886	1,514
Berkshire Bancorp, Inc.	1,200	68
Boston Private Financial Holdings, Inc.	2,129	50
Brookline Bancorp, Inc.	2,405	34
Bryn Mawr Bank Corp.	1,400	29
BSB Bancorp, Inc.	900	34
Camden National Corp.	700	21
Capital City Bank Group, Inc.	1,500	58
• Capital Crossing Bank	1,000	49
Capitol Bancorp Ltd.	1,500	38
Capitol Federal Financial	6,920	223
Cascade Bancorp	2,655	45
Cavalry Bancorp, Inc.	500	8
CCBT Financial Cos., Inc.	200	7
• Central Coast Bancorp	1,464	26
Century Bancorp, Inc., Class A	800	26
Chemical Financial Corp.	1,318	45
Chittenden Corp.	1,818	55
Citizens Banking Corp. Michigan	2,090	64
Citizens South Banking Corp.	1,000	13
City Holding Co.	1,800	55
City National Corp.	3,100	191
The Colonial BancGroup, Inc.	10,100	174
Columbia Bancorp	700	20
Columbia Banking Systems, Inc.	1,859	42
Comerica, Inc.	13,496	697
Commerce Bancorp, Inc. N.J.	5,660	323
Commerce Bancshares, Inc.	12,093	543
Community Bank System, Inc.	1,400	28
Community First Bankshares, Inc.	2,000	64
Community Trust Bancorp, Inc.	2,261	66
Compass Bancshares, Inc.	11,400	437
Corus Bankshares, Inc.	1,000	38
Cullen/Frost Bankers, Inc.	3,300	143
Dime Community Bancshares, Inc.	3,375	58

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Doral Financial Corp. 9,900	325
Exchange National Bancshares, Inc. 750	23
Fifth Third Bancorp 45,588	2,446
First Bancorp Puerto Rico 2,100	77
First Busey Corp., Class A 1,000	27
First Charter Corp. 3,500	72
First Citizens BancShares, Inc., Class A 300	37
First Commonwealth Financial Corp. 2,100	30
First Federal Capital Corp. 2,500	64
First Financial Bancorp 1,839	31
First Financial Bancshares, Inc. 1,500	62
First Horizon National Corp. 10,800	475
First M & F Corp. 1,000	34
First Merchants Corp. 1,041	24
First Midwest Bancorp, Inc. Illinois 3,125	105
• First National Bankshares of Florida, Inc. 5,939	109
First Niagra Financial Group, Inc. 3,104	39
First Oak Brook Bancshares, Inc. 1,500	44
First of Long Island Corp. 2,000	93
First Republic Bank 1,300	50
Firstfed America Bancorp, Inc. 2,000	49
• FirstFed Financial Corp. 2,900	117
FirstMerit Corp. 7,300	172
FNB Corp. 2,639	52
Franklin Financial Corp. Tennessee 700	22
Frontier Financial Corp. 700	23
Fulton Financial Corp. 8,150	168
GA Financial, Inc. 1,100	38
Gold Banc Corp., Inc. 1,400	23
Great Southern Bancorp, Inc. 700	35
Greater Bay Bancorp 5,406	153
Hancock Holding Co. 2,100	59
Harbor Florida Bancshares, Inc. 1,100	30
Harleysville National Corp. 1,102	29
Hibernia Corp., Class A 16,900	368
Home Federal Bancorp 800	22
Horizon Financial Corp. 2,156	36
Hudson City Bancorp, Inc. 19,100	646
Hudson United Bancorp 5,740	205
Huntington Bancshares, Inc. 18,290	391

Security and Number of Shares	Value ($ x 1,000)
Independent Bank Corp. 1,000	27
Integra Bank Corp. 1,225	25
Interchange Financial Services Corp. 1,050	24
• Internet Capital Group, Inc. 7,000	2
Irwin Financial Corp. 3,700	88
J.P. Morgan Chase & Co. 167,080	6,282
KeyCorp, Inc. 34,300	1,019
Lakeland Financial Corp. 1,100	34
M&T Bank Corp. 8,962	762
MAF Bancorp., Inc. 1,648	67
Main Street Banks, Inc. 1,000	27
MainSource Financial Group, Inc. 1,575	34
Marshall & Ilsley Corp. 19,150	704
MASSBANK Corp. 1,500	53
Mellon Financial Corp. 35,800	1,061
Mercantile Bankshares Corp. 5,574	239
Merchants Bancshares, Inc. 750	21
Mid-State Bancshares 3,500	79
Midwest Banc Holdings, Inc. 1,300	30
Movie Gallery, Inc. 4,025	78
Nara Bancorp, Inc. 2,000	58
National City Corp. 49,100	1,702
National Commerce Financial Corp. 17,450	464
National Penn Bancshares, Inc. 906	27
NBT Bancorp., Inc. 1,400	29
Net.B@nk, Inc. 3,300	36
NewMil Bancorp, Inc. 1,000	29
North Fork Bancorp., Inc. 11,000	408
North Valley Bancorp 1,500	25
Northern Trust Corp. 18,500	782
OceanFirst Financial Corp. 1,050	23
Old National Bancorp. 5,947	142
Omega Financial Corp. 1,000	33
Oriental Financial Group 1,512	43
Park National Corp. 805	93
Patriot Bank Corp. 550	15
Pennfed Finance Services, Inc. 2,000	60
Peoples Bank-Bridgeport 5,500	232
Peoples Financial Corp. 3,000	54
PFF Bancorp, Inc. 1,120	42

Security and Number of Shares	Value ($ x 1,000)
PNC Financial Services Group, Inc. 22,200	1,179
Popular, Inc. 13,400	563
Prosperity Bancshares, Inc. 2,400	56
Provident Bankshares Corp. 2,382	67
Provident Financial Group, Inc. 4,600	181
Quaker City Bancorp, Inc. 1,250	68
Regions Financial Corp. 16,900	587
Republic Bancorp, Inc. 5,669	74
Republic Bancorp, Inc., Class A 1,575	30
Riggs National Corp. 2,000	36
S&T Bancorp, Inc. 1,400	40
• S1 Corp. 12,930	104
Sandy Spring Bancorp, Inc. 2,900	104
Seacoast Banking Corp. of Florida 1,980	39
Second Bancorp., Inc. 900	27
Shore Bancshares, Inc. 500	15
• Silicon Valley Bancshares 2,200	76
Simmons First National Corp., Class A 1,000	26
Sky Financial Group, Inc. 7,376	176
The South Financial Group, Inc. 5,500	152
SouthTrust Corp. 26,054	810
Southwest Bancorp of Texas, Inc. 1,500	61
Southwest Bancorp, Inc. 3,300	54
State Bancorp, Inc. 840	19
State Street Corp. 25,500	1,244
Sterling Bancorp 1,523	42
Sterling Bancshares, Inc. 2,100	27
• Sterling Financial Corp. 2,926	97
Suffolk Bancorp 2,400	79
• Sun Bancorp, Inc. N.J. 3,307	65
SunTrust Banks, Inc. 23,200	1,579
Susquehanna Bancshares, Inc. 2,700	63
SY Bancorp, Inc. 1,400	31
Synovus Financial Corp. 24,600	587
TCF Financial Corp. 6,800	337
Texas Regional Bancshares, Inc., Class A 1,551	65
Timberland Bancorp, Inc. 1,000	22
Tompkins Trustco, Inc. 770	36
TriCo Bancshares 200	7
The Trust Co. of New Jersey 3,000	111

Security and Number of Shares	Value ($ x 1,000)
Trustco Bank Corp. 2,857	36
Trustmark Corp. 4,300	114
U.S. Bancorp 156,031	4,001
UCBH Holdings, Inc. 4,700	174
UMB Financial Corp. 1,787	90
Umpqua Holdings Corp. 343	7
Union Bankshares Corp. 700	22
Union Planters Corp. 15,950	443
UnionBanCal Corp. 22,600	1,208
United Bankshares, Inc. 4,400	132
Unizan Financial Corp. 1,371	33
USB Holding Co., Inc. 1,777	37
Valley National Bancorp 6,757	175
Wachovia Corp. 106,036	4,851
Washington Trust Bancorp, Inc. 1,000	26
Wells Fargo & Co. 137,577	7,768
WesBanco, Inc. 3,200	91
West Coast Bancorp 1,200	26
Westamerica Bancorp. 1,700	83
WestCorp., Inc. 4,707	208
Whitney Holding Corp. 4,450	182
Wilmington Trust Corp. 5,700	198
Wintrust Financial Corp. 1,800	85
WSFS Financial Corp. 1,000	48
Zions Bancorp. 7,700	435
	77,799

Business Machines & Software 7.4%

Security and Number of Shares	Value ($ x 1,000)
• 3Com Corp. 17,900	110
• 3D Systems Corp. 1,400	17
• Adaptec, Inc. 5,700	45
Adobe Systems, Inc. 17,500	723
• Advanced Digital Information Corp. 2,600	27
Analogic Corp. 5,200	246
• Apple Computer, Inc. 31,200	803
• Arbitron, Inc. 2,120	79
• Artesyn Technologies, Inc. 1,100	10
• Ascential Software Corp. 2,912	49
Autodesk, Inc. 8,400	281
• Avici Systems, Inc. 375	4
• Avocent Corp. 13,963	448
• BEA Systems, Inc. 30,400	347

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)	Security and Number of Shares	Value ($ x 1,000)
Black Box Corp. 5,200	265	•Maxtor Corp. 17,748	116
•BMC Software, Inc. 19,000	329	•McData Corp., Class A 2,617	14
•Borland Software Corp. 3,000	25	Microchip Technology, Inc. 16,475	462
•Cisco Systems, Inc. 556,469	11,613	•Micromuse, Inc. 2,900	19
•Cognitronics Corp. 2,600	10	•MICROS Systems, Inc. 5,500	241
•Compuware Corp. 19,900	152	▲❷ Microsoft Corp. 872,760	22,666
•Comverse Technology, Inc. 13,400	219	•MIPS Technology, Inc., Class A 1,100	7
•Concurrent Computer Corp. 3,000	6	•MSC.Software Corp. 1,800	17
•CoSine Communications, Inc. 730	4	•NCR Corp. 11,900	532
•Dell, Inc. 206,800	7,178	•Network Appliance, Inc. 27,500	512
Diebold, Inc. 5,300	244	•Novell, Inc. 25,600	247
•Digital Lightwave, Inc. 1,300	1	•Oracle Corp. 420,000	4,712
•EMC Corp. 194,186	2,167	•PalmOne, Inc. 1,569	26
•Enterasys Networks, Inc. 8,500	18	•PalmSource, Inc. 2,500	52
Fair Isaac Corp. 7,744	261	•Peregrine Systems, Inc. 144	3
•Flow International Corp. 900	2	Pitney Bowes, Inc. 20,000	875
•Foundry Networks, Inc. 9,300	105	•Precis, Inc. 1,200	4
•Gateway, Inc. 11,800	57	•Printronix, Inc. 2,400	33
•General Binding Corp. 500	7	•Read-Rite Corp. 1,180	–
•Hanger Orthopedic Group, Inc. 5,400	88	•Roxio, Inc. 724	3
Hewlett-Packard Co. 246,916	4,864	•Sandisk Corp. 11,000	254
IKON Office Solutions, Inc. 8,500	95	•Scansource, Inc. 600	33
•Imagistics International, Inc. 2,840	115	◗• Seagate Escrow Security 7,500	2
•Immersion Corp. 800	4	•Siebel Systems, Inc. 25,100	258
•Input/Output, Inc. 3,400	27	•Silicon Graphics, Inc. 4,800	9
•Integrated Device Technology, Inc. 4,200	56	•SoftBrands, Inc. 671	1
•Intellisync Corp. 1,500	4	•Storage Technology Corp. 14,400	378
•Intergraph Corp. 9,700	245	◗•StorageNetworks, Inc. 2,100	–
•Interland, Inc. 510	2	•Sun Microsystems, Inc. 248,230	968
International Business Machines Corp. 136,850	12,066	•Sybase, Inc. 19,036	326
•InterVoice, Inc. 1,678	21	•Tech Data Corp. 5,300	180
•Interwoven, Inc. 5,925	50	•The Titan Corp. 6,381	123
•Invision Technologies, Inc. 1,500	75	Total System Services, Inc. 16,300	362
Iomega Corp. 12,400	63	•Ultimate Electronics, Inc. 400	2
•Juniper Networks, Inc. 33,065	723	•Unisys Corp. 25,600	334
Landamerica Financial Group, Inc. 5,800	239	•Versata, Inc. 9	–
•Lantronix, Inc. 1,900	3	•Vitria Technology, Inc. 925	3
•Lawson Software, Inc. 8,000	57	•Xerox Corp. 63,200	849
•Lexmark International, Inc., Class A 10,900	986	•Zhone Technologies, Inc. 1,000	3
•LTX Corp. 1,900	21		**80,282**

Security and Number of Shares	Value ($ x 1,000)
Business Services 5.3%	
• 4Kids Entertainment, Inc. 3,500	76
Aaron Rents, Inc., Class A 1,450	37
ABM Industries, Inc. 4,900	90
• Actuate Corp. 2,300	8
• Administaff, Inc. 2,800	49
• Advent Software, Inc. 4,100	77
• The Advisory Board Co. 1,000	35
Advo, Inc. 4,050	127
• Aether Systems, Inc. 1,100	4
• Affiliated Computer Services, Inc., Class A 12,000	582
• Affymetrix, Inc. 2,300	70
• Agile Software Corp. 1,900	14
• Akamai Technologies, Inc. 8,938	106
• The Allied Defense Group, Inc. 500	10
• Allied Waste Industries, Inc. 26,600	335
Ambassadors International, Inc. 1,700	22
• America Online Latin America, Inc., Class A 2,500	2
• American Locker Group, Inc. 500	6
• American Management Systems, Inc. 4,200	81
• American Superconductor Corp. 700	9
• AMN Healthcare Services, Inc. 4,110	67
• Analysts International Corp. 2,400	7
Angelica Corp. 2,500	58
• Ansoft Corp. 2,300	32
• answerthink, Inc. 1,700	12
• Ansys, Inc. 1,700	63
• Anteon International Corp. 2,000	62
• Apollo Group, Inc., Class A 14,550	1,322
Aramark Corp., Class B 9,300	266
• Arena Pharmaceuticals, Inc. 800	5
• Ariba, Inc. 9,200	20
• Art Technology Group, Inc. 2,200	3
• Artistdirect, Inc. 1,000	–
• Ask Jeeves, Inc. 4,400	156
• Aspen Technology, Inc. 6,000	39
• At Road, Inc. 4,400	37
• Atari, Inc. 1,600	5
Automatic Data Processing, Inc. 48,100	2,107

Security and Number of Shares	Value ($ x 1,000)
• Barra, Inc. 3,250	133
• BearingPoint, Inc. 7,100	71
• BindView Development Corp. 1,700	5
• The BISYS Group, Inc. 9,000	131
• Blue Coat Systems, Inc. 340	15
• Blue Martini Software, Inc. 285	1
• Bottomline Technologies, Inc. 2,000	19
Bowne & Co., Inc. 4,200	71
• Braun Consulting, Inc. 1,300	4
• Bright Horizons Family Solutions, Inc. 1,300	58
The Brink's Co. 5,600	155
• BroadVision, Inc. 1,090	4
• Brocade Communications Systems, Inc. 21,000	112
• BSQUARE Corp. 1,600	2
• CACI International, Inc., Class A 4,100	187
• Career Education Corp. 8,614	551
• Carreker Corp. 3,700	27
• Casella Waste Systems, Inc., Class A 2,500	36
• Catalina Marketing Corp. 5,900	98
• Catapult Communications Corp. 1,600	30
CDI Corp. 3,700	119
CDW Corp. 6,800	425
• Cell Genesys, Inc. 1,500	17
• Cendant Corp. 80,220	1,900
• Centra Software, Inc. 2,400	6
• Ceridian Corp. 19,500	417
• Cerner Corp. 1,700	73
Certegy, Inc. 4,150	149
• Charles River Associates, Inc. 2,500	81
• Checkfree Corp. 5,400	162
• Chindex International, Inc. 2,200	22
• ChoicePoint, Inc. 6,900	303
• Chordiant Software, Inc. 1,100	4
• Ciber, Inc. 1,900	17
• Cintas Corp. 12,850	578
• Citrix Systems, Inc. 20,000	381
• Clarent Corp. 1,545	–
• Clarus Corp. 1,200	13
• Click Commerce, Inc. 320	2
• Closure Medical Corp. 3,400	88

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Cognizant Technology Solutions Corp. 5,300	229
• Com21, Inc. 1,400	—
• Comarco, Inc. 500	4
• Commerce One, Inc. 730	1
Computer Associates International, Inc. 47,226	1,266
• Computer Sciences Corp. 16,238	664
• Concord Communications, Inc. 1,600	20
• Connetics Corp. 3,400	66
• Convergys Corp. 10,500	152
• Copart, Inc. 6,550	124
• Corillian Corp. 2,000	9
• Corinthian Colleges, Inc. 9,200	282
• Corio, Inc. 1,400	4
• Cornell Cos., Inc. 2,100	25
• Corporate Executive Board Co. 2,700	139
• Correctional Services Corp. 2,000	5
• CoStar Group, Inc. 800	32
Courier Corp. 4,200	171
• Covansys Corp. 5,000	70
• Credit Acceptance Corp. 2,400	34
• Cross Country Healthcare, Inc. 1,600	26
• Cross Media Marketing Corp. 1,391	—
• CSG Systems International, Inc. 5,400	91
• CuraGen Corp. 2,100	12
◗• CycleLogic, Inc. 2	—
• Daleen Technologies, Inc. 800	—
• Datastream Systems, Inc. 1,300	9
Deluxe Corp. 3,800	157
• Dendrite International, Inc. 3,600	62
• DeVry, Inc. 4,800	138
• Digimarc Corp. 3,500	40
• Digital Insight Corp. 2,300	44
• Digital River, Inc. 2,100	54
• Digitalthink, Inc. 1,300	3
• Digitas, Inc. 4,000	40
• Diversa Corp. 1,100	10
◗• Divine, Inc., Class A 161	—
• DoubleClick, Inc. 10,737	87
• DST Systems, Inc. 8,100	358

Security and Number of Shares	Value ($ x 1,000)
• Dun & Bradstreet Corp. 16,000	836
• Dyax Corp. 2,000	28
• E.piphany, Inc. 2,100	9
• Earthlink, Inc. 11,850	109
• eBay, Inc. 52,924	4,224
• Echelon Corp. 3,700	40
• Eclipsys Corp. 1,800	25
• Edgewater Technology, Inc. 767	5
• Education Management Corp. 5,900	209
• eFunds Corp. 5,002	80
Electronic Data Systems Corp. 39,100	715
• eLoyalty Corp. 190	1
• Embarcadero Technologies, Inc. 2,900	37
• Encysive Pharmaceuticals, Inc. 2,600	26
• Engage, Inc. 4,900	—
Ennis Business Forms, Inc. 4,500	67
• Entrust, Inc. 2,800	13
• EPIQ Systems, Inc. 1,550	22
• ePresence, Inc. 2,700	11
Equifax, Inc. 11,800	289
• eResearch Technology, Inc. 3,750	118
• Exelixis, Inc. 1,800	16
• Exponent, Inc. 3,000	75
• Exult, Inc. 4,100	25
• Ezenia!, Inc. 1,000	—
• F5 Networks, Inc. 3,300	84
Factset Research Systems, Inc. 2,500	99
• Falcon Products, Inc. 1,500	7
• FalconStor Software, Inc. 1,200	8
• Fargo Electronics, Inc. 2,000	19
• FileNet Corp. 3,800	104
• First Consulting Group, Inc. 1,800	10
First Data Corp. 71,932	3,265
• Firstwave Technologies, Inc. 1,000	3
• Fiserv, Inc. 15,300	559
• Five Star Quality Care, Inc. 135	1
• Forrester Research, Inc. 4,100	71
• Freemarkets, Inc. 3,300	23
Friedman Billings Ramsey Group, Inc., Class A 12,080	224
• FTI Consulting, Inc. 2,700	44

Security and Number of Shares	Value ($ x 1,000)
G&K Services, Inc., Class A 3,700	140
•Gartner, Inc., Class A 9,000	107
•Genaissance Pharmaceuticals, Inc. 1,800	7
•Genencor International, Inc. 14,000	203
▶•GenesisIntermedia, Inc. 1,200	–
•Gentiva Health Services, Inc. 3,250	48
▶•Genuity, Inc., Class A 280	–
•Geoworks Corp. 800	–
•Global Imaging Systems, Inc. 2,100	73
Global Payments, Inc. 8,520	409
•GP Strategies Corp. 1,500	10
Grey Global Group, Inc. 200	145
GTECH Holdings Corp. 4,700	286
H&R Block, Inc. 21,300	961
•HA-LO Industries, Inc. 2,100	–
•Hall, Kinion & Associates, Inc. 900	4
•Heidrick & Struggles International, Inc. 3,100	77
•Hewitt Associates, Inc., Class A 7,000	216
•Hudson Highland Group, Inc. 360	11
•Hyperion Solutions Corp. 2,850	109
•I-Many, Inc. 1,300	2
▶•iBEAM Broadcasting Corp. 290	–
•ICOS Corp. 2,700	86
•ICT Group, Inc. 500	6
•Identix, Inc. 1,600	10
•IDT Corp. 4,200	78
•IDX Systems Corp. 4,000	127
•iGate Corp. 1,300	7
IMS Health, Inc. 19,300	487
•InFocus Corp. 1,600	13
•Infonet Services Corp., Class B 11,200	21
•Informatica Corp. 6,700	49
•Inforte Corp. 3,700	40
•Infospace, Inc. 3,872	127
•infoUSA, Inc. 2,300	21
•Innodata Corp. 2,400	8
•Interactive Intelligence, Inc. 1,000	5
•Intercept, Inc. 1,500	22
•Internap Network Services Corp. 4,600	8
•Internet Security Systems 4,600	61

Security and Number of Shares	Value ($ x 1,000)
•Interpublic Group of Cos., Inc. 31,144	489
•Intrado, Inc. 3,600	62
•Intuit, Inc. 16,715	710
•Invitrogen Corp. 3,629	262
•Iron Mountain, Inc. 6,525	297
•The IT Group, Inc. 1,900	–
•ITT Educational Services, Inc. 6,000	242
Jack Henry & Associates, Inc. 6,300	115
•Jacobs Engineering Group, Inc. 3,800	159
•JDA Software Group, Inc. 2,000	26
John H. Harland Co. 3,500	108
•Kana Software, Inc. 528	1
•Keane, Inc. 3,960	56
•Keith Cos., Inc. 3,000	43
Kelly Services, Inc., Class A 3,200	95
•Kinder Morgan Management LLC 3,151	117
•Korn/Ferry International 3,600	54
•Kroll, Inc. 1,900	56
•Kronos, Inc. 1,875	68
•Lamar Advertising Co. 6,700	275
•Learning Tree International, Inc. 1,400	22
•Liberate Technologies 5,900	17
•Lightbridge, Inc. 2,200	14
•LookSmart Ltd. 2,400	5
•Luminex Corp. 800	8
•Macrovision Corp. 3,100	52
•Magma Design Automation, Inc. 1,700	32
•Management Network Group, Inc. 2,400	7
•Manhattan Associates, Inc. 1,300	35
Manpower, Inc. 6,991	328
•Manugistics Group, Inc. 2,300	12
•MAPICS, Inc. 1,000	8
•Mapinfo Corp. 525	6
•Marimba, Inc. 7,000	57
•Matria Healthcare, Inc. 1,200	23
•Matrixone, Inc. 1,700	10
•MAXIMUS, Inc. 1,700	60
•Maxygen, Inc. 1,500	16
•MCSi, Inc. 1,248	–
•Mechanical Technology, Inc. 1,800	10

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Medical Staffing Network Holdings, Inc. 1,300	10
• MemberWorks, Inc. 4,500	133
• Mentor Graphics Corp. 5,700	95
• Mercury Interactive Corp. 3,300	140
• Meta Group, Inc. 1,100	6
• MetaSolv, Inc. 2,800	8
• Metricom, Inc. 1,400	–
• Metro One Telecommunications 4,400	8
• Michael Baker Corp. 500	6
• MicroStrategy, Inc., Class A 856	41
• Microvision, Inc. 900	8
• Millenium Cell, Inc. 2,200	5
• Mindspeed Technologies, Inc. 7,598	39
• Moldflow Corp. 300	3
• Monster Worldwide, Inc. 9,800	251
• MPS Group, Inc. 8,100	89
• MRO Software, Inc. 3,900	52
• Multi-Color Corp. 750	14
• Napro Biotheraputics, Inc. 1,200	3
• Nassda Corp. 500	3
National Instruments Corp. 5,675	173
• National Processing, Inc. 3,200	79
Nautilus Group, Inc. 4,125	66
• Navigant Consulting, Inc. 2,500	44
• NCO Group, Inc. 2,701	61
NDCHealth Corp. 1,900	43
• NeighborCare, Inc. 12,500	289
• Neoforma, Inc. 1,500	20
• Neon Systems, Inc. 2,400	8
• NeoRx Corp. 400	1
▸• Netcentives, Inc. 2,000	–
• Netegrity, Inc. 1,500	13
• NetIQ Corp. 7,704	99
• Netratings, Inc. 3,000	36
• Netscout Systems, Inc. 1,800	12
• Netsolve, Inc. 1,600	15
• Network Associates, Inc. 11,945	187
• Network Commerce, Inc. 140	–
New England Business Service, Inc. 2,300	80
Newcastle Investment Corp. 2,200	59
• NMS Communications Corp. 1,500	12

Security and Number of Shares	Value ($ x 1,000)
• Nuance Communications, Inc. 1,000	5
• NYFIX, Inc. 750	4
Omnicom Group, Inc. 14,300	1,137
• On Assignment, Inc. 1,700	9
• OneSource Information Services, Inc. 3,800	33
• Onyx Software Corp. 350	1
• Openwave Systems, Inc. 5,271	45
• Opnet Technologies, Inc. 3,600	53
• Opsware, Inc. 800	6
• Option Care, Inc. 1,500	22
• Orbital Sciences Corp. 2,600	34
• Pac-West Telecomm, Inc. 1,900	2
• Packeteer, Inc. 1,100	13
• Paradigm Genetics, Inc. 400	–
• Parametric Technology Corp. 9,700	44
• Paxar Corp. 2,300	38
Paychex, Inc. 29,900	1,115
• PC-Tel, Inc. 1,400	16
• PDI, Inc. 2,900	74
• Pec Solutions, Inc. 1,000	12
• Pegasus Solutions, Inc. 3,900	42
• PeopleSoft, Inc. 29,693	501
• Per-Se Technologies, Inc. 10,000	107
• Perot Systems Corp., Class A 9,100	121
• Phoenix Technologies Ltd. 1,300	7
• Pixar, Inc. 5,600	382
• PLATO Learning, Inc. 1,433	13
• Polycom, Inc. 9,200	176
Pomeroy IT Solutions, Inc. 2,100	29
• Portal Software, Inc. 1,220	7
• Pre-Paid Legal Services, Inc. 3,600	90
• PRG-Schultz International, Inc. 2,500	12
• Priceline.com, Inc. 1,483	36
• Progress Software Corp. 4,200	86
• ProQuest Co. 1,700	45
• ProsoftTraining 900	1
• QRS Corp. 1,450	8
• Quality Systems, Inc. 900	39
• Quest Software, Inc. 5,000	56
▸• Quintus Corp. 1,500	1

Security and Number of Shares	Value ($ x 1,000)
Quixote Corp. 1,300	25
• Quovadx, Inc. 2,600	6
• R.H. Donnelley Corp. 2,000	91
• Radiant Systems, Inc. 1,300	6
• RealNetworks, Inc. 6,000	35
• Red Hat, Inc. 7,100	161
• Redback Networks, Inc. 8,076	44
• Register.com 1,296	7
• RemedyTemp, Inc., Class A 1,200	15
• Renaissance Learning, Inc. 2,100	47
Republic Services, Inc. 17,700	510
• Resources Connection, Inc. 600	24
• Retek, Inc. 3,843	27
The Reynolds & Reynolds Co., Class A 5,000	143
• Robert Half International, Inc. 7,500	205
• Ross Systems, Inc. 1,000	18
Roto-Rooter, Inc. 1,200	58
RPC, Inc. 3,400	44
• RSA Security, Inc. 5,000	80
• Rural Cellular Corp., Class A 1,200	10
• Saba Software, Inc. 500	2
• SafeNet, Inc. 2,770	60
• Sagent Technology, Inc. 1,500	—
• Sapient Corp. 9,100	51
• Seachange International, Inc. 3,350	39
• Secure Computing Corp. 3,200	31
• Seebeyond Technology Corp. 3,100	12
• Selectica, Inc. 1,900	8
• Sequenom, Inc. 1,600	3
• Serena Software, Inc. 4,600	82
The ServiceMaster Co. 22,900	278
• SFBC International, Inc. 1,000	37
• Sirius Satellite Radio, Inc. 1,200	4
• Sitel Corp. 2,800	8
• Sonic Foundry, Inc. 600	1
▸• SONICblue, Inc. 2,600	—
• SonicWALL, Inc. 4,900	35
• SourceCorp 3,600	93
Spartech Corp. 4,200	96
• Spherion Corp. 1,830	18

Security and Number of Shares	Value ($ x 1,000)
• SportsLine.com, Inc. 2,300	2
• SPSS, Inc. 3,200	46
SS&C Technologies, Inc. 11,100	256
The Standard Register Co. 4,100	60
Startek, Inc. 1,400	45
• Stericycle, Inc. 2,200	105
• Stratasys, Inc. 1,350	28
Strayer Education, Inc. 700	87
• SumTotal Systems, Inc. 463	3
• Sungard Data Systems, Inc. 23,900	623
• SupportSoft, Inc. 4,800	47
• Sycamore Networks, Inc. 18,200	67
• Sylvan Learning Systems, Inc. 4,700	166
• Symantec Corp. 28,400	1,279
• Symyx Technologies, Inc. 1,300	33
• Synopsys, Inc. 13,684	366
• Synplicity, Inc. 1,200	9
Syntel, Inc. 2,500	50
Talx Corp. 1,700	40
• Telecommunication Systems, Inc., Class A 1,300	7
• TeleTech Holdings, Inc. 5,000	31
• Tetra Tech, Inc. 12,031	200
• Tetra Technologies, Inc. 3,700	88
• TIBCO Software, Inc. 16,000	120
• Tier Technologies, Inc., Class B 500	5
• Transaction Systems Architects, Inc., Class A 5,200	110
• TransAxis, Inc. 17	—
• TRC Cos., Inc. 1,350	22
• Trizetto Group, Inc. 5,900	40
• Tularik, Inc. 5,100	126
• Tumbleweed Communications Corp. 2,000	8
• Unify Corp. 1,200	1
• United Online, Inc. 6,150	102
• Universal Access Global Holdings, Inc. 145	—
• Universal Electronics, Inc. 2,200	31
• UNOVA, Inc. 5,600	98
• URS Corp. 4,200	109
▸• Usinternetworking, Inc. 1,100	—
• VA Software Corp. 1,427	3

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Valueclick, Inc. 6,000	62
• Vastera, Inc. 2,000	8
• Ventiv Health, Inc. 2,233	31
• Verint Systems, Inc. 2,500	67
• VeriSign, Inc. 20,875	337
• Verisity Ltd. 4,500	34
• Veritas Software Corp. 35,024	934
• Verity, Inc. 4,100	51
• Verso Technologies, Inc. 1,363	2
• Vertel Corp. 900	—
Viad Corp. 14,500	362
• The viaLink Co. 700	—
• Viewpoint Corp. 2,000	5
• Vignette Corp. 8,948	16
• Volt Information Sciences, Inc. 2,100	54
• Waste Connections, Inc. 1,000	40
• Waste Industries USA, Inc. 1,500	16
Waste Management, Inc. 48,100	1,366
• WatchGuard Technologies, Inc. 1,800	13
• Watson Wyatt & Co. Holdings 4,600	121
• Wave Systems Corp., Class A 1,800	2
• WebEx Communications, Inc. 2,500	56
• WebMD Corp. 19,426	171
• webMethods, Inc. 1,921	17
• Websense, Inc. 2,500	74
• Weight Watchers International, Inc. 8,700	339
• Westaff, Inc. 2,000	5
• Wind River Systems, Inc. 3,160	30
• Wireless Facilities, Inc. 1,800	17
• Witness Systems, Inc. 2,100	30
• WorldGate Communications, Inc. 2,000	3
• Wynn Resorts Ltd. 4,000	160
• Xybernaut Corp. 1,400	2
• Yahoo!, Inc. 53,072	2,678
• Zamba Corp. 2,000	1
• Zix Corp. 900	14
	56,916

Chemicals 1.4%

Security and Number of Shares	Value ($ x 1,000)
A. Schulman, Inc. 2,300	46
Aceto Corp. 7,875	108
• AEP Industries, Inc. 400	5

Security and Number of Shares	Value ($ x 1,000)
Air Products & Chemicals, Inc. 17,700	882
Airgas, Inc. 5,000	111
Albemarle Corp. 4,500	132
Amcol International Corp. 5,000	84
Arch Chemicals, Inc. 2,700	79
• Bio-Rad Laboratories, Inc., Class A 1,000	59
Brady Corp., Class A 700	27
Cabot Corp. 5,200	176
Calgon Carbon Corp. 2,300	14
• Celgene Corp. 3,000	155
Crompton Corp. 8,924	55
• Cytec Industries, Inc. 7,400	291
Dow Chemical Co. 76,266	3,027
E.I. du Pont de Nemours & Co. 80,695	3,466
Eastman Chemical Co. 5,600	238
Ecolab, Inc. 21,500	641
• Entegris, Inc. 6,000	61
• Ethyl Corp. 2,000	37
Ferro Corp. 4,200	109
• Foamex International, Inc. 2,600	10
Georgia Gulf Corp. 3,300	105
Great Lakes Chemical Corp. 3,600	90
• H.B. Fuller Co. 2,000	55
Hawkins, Inc. 1,900	23
• Hercules, Inc. 8,500	94
IMC Global, Inc. 9,500	119
Kronos Worldwide, Inc. 1,437	45
Lubrizol Corp. 3,400	108
Lyondell Chemical Co. 4,600	75
MacDermid, Inc. 3,800	123
• Matrixx Initiatives, Inc. 1,700	17
Millennium Chemicals, Inc. 5,400	88
• Monsanto Co. 21,645	749
Oil-Dri Corp. of America 400	7
Olin Corp. 4,820	83
• OM Group, Inc. 3,400	86
• Omnova Solutions, Inc. 1,000	5
• Oxigene, Inc. 900	7
Penford Corp. 2,700	44
PolyOne Corp. 3,200	22
PPG Industries, Inc. 14,100	836
Praxair, Inc. 25,700	939

Security and Number of Shares	Value ($ x 1,000)
• Rogers Corp. 300	18
Rohm & Haas Co. 26,753	1,037
Rollins, Inc. 4,450	106
RPM International, Inc. 9,600	145
Sigma-Aldrich Corp. 6,300	357
Stepan Co. 1,200	29
Tredegar Corp. 2,600	35
• Trex Co., Inc. 500	19
• Uniroyal Technology Corp. 1,100	–
Valspar Corp. 4,200	208
WD-40 Co. 1,600	49
Wellman, Inc. 5,400	44
• Zoltek Cos., Inc. 1,500	10
	15,590

Construction 0.8%

Security and Number of Shares	Value ($ x 1,000)
American Woodmark Corp. 500	32
Ameron International Corp. 3,400	102
Apogee Enterprises, Inc. 2,000	22
• Armstrong Holdings, Inc. 1,600	2
Beazer Homes USA, Inc. 851	84
Brookfield Homes Corp. 3,500	113
Building Material Holding Corp. 4,000	66
• Cavco Industries, Inc. 205	8
Centex Corp. 8,200	393
Craftmade International, Inc. 2,800	64
D.R. Horton, Inc. 18,453	531
• Dominion Homes, Inc. 500	14
• Dycom Industries, Inc. 5,399	127
Eagle Materials, Inc. 3,381	222
ElkCorp 3,450	96
• EMCOR Group, Inc. 900	37
Florida Rock Industries, Inc. 2,325	92
Fluor Corp. 5,600	214
• Global Power Equipment Group, Inc. 1,000	7
Granite Construction, Inc. 4,850	96
• Hovnanian Enterprises, Inc., Class A 6,200	223
• Huttig Building Products, Inc. 811	5
• Insituform Technologies, Inc., Class A 1,300	21

Security and Number of Shares	Value ($ x 1,000)
• Integrated Electrical Services, Inc. 1,800	18
KB Home 3,900	269
Lafarge North America, Inc. 6,200	274
Lennar Corp., Class A 14,490	679
• Levitt Corp., Class A 550	13
M/I Schottenstein Homes, Inc. 1,800	77
Martin Marietta Materials, Inc. 4,200	182
Masco Corp. 35,800	1,003
• Mastec, Inc. 5,350	39
MDC Holdings, Inc. 1,464	90
• NCI Building Systems, Inc. 2,900	85
• NVR, Inc. 500	225
• Palm Harbor Homes, Inc. 2,700	61
• Performance Technologies, Inc. 1,600	21
Pulte Homes, Inc. 11,372	559
• Quanta Services, Inc. 8,900	49
The Ryland Group, Inc. 3,400	268
• SBA Communications Corp. 1,300	5
The Sherwin-Williams Co. 10,500	400
• Simpson Manufacturing Co., Inc. 1,600	83
• Socket Communications, Inc. 800	2
Standard-Pacific Corp. 2,400	121
The Stanley Works 6,600	281
• Surebeam Corp., Class A 2,711	–
• Technical Olympic USA, Inc. 1,500	49
Texas Industries, Inc. 1,000	34
• Toll Brothers, Inc. 5,600	222
United Mobile Homes, Inc. 1,600	23
• USG Corp. 3,900	55
Vulcan Materials Co. 9,400	435
Walter Industries, Inc. 1,900	24
• WCI Communities, Inc. 3,800	92
• WESCO International, Inc. 4,800	69
• West Corp. 4,500	110
• Westell Technologies, Inc., Class A 2,560	19
• Yankee Candle Co., Inc. 3,700	100
	8,607

Consumer Durables 0.4%

Security and Number of Shares	Value ($ x 1,000)
• Applica, Inc. 3,100	35
Black & Decker Corp. 7,100	411
• Champion Enterprises, Inc. 2,200	24

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
•Chromcraft Revington, Inc. 1,300	18
Compx International, Inc. 800	11
Ethan Allen Interiors, Inc. 4,200	175
Flexsteel Industries, Inc. 600	13
Furniture Brands International, Inc. 4,700	132
•Gemstar – TV Guide International, Inc. 21,160	118
•Genlyte Group, Inc. 1,600	92
•Griffon Corp. 2,200	48
Haverty Furniture Cos., Inc. 4,200	76
•Helen of Troy Ltd. 2,000	67
Hillenbrand Industries, Inc. 5,800	392
•Interface, Inc., Class A 3,300	28
Isco, Inc. 200	3
Kimball International, Inc., Class B 3,600	53
La-Z-Boy, Inc. 5,800	121
Leggett & Platt, Inc. 16,200	366
Maytag Corp. 7,100	198
•MITY Enterprises, Inc. 600	11
•Mohawk Industries, Inc. 4,819	372
National Presto Industries, Inc. 400	16
Newell Rubbermaid, Inc. 21,400	506
◗•Recoton Corp. 500	—
•Restoration Hardware, Inc. 1,700	10
•Salton, Inc. 1,100	10
Skyline Corp. 100	4
◗SLI, Inc. 1,600	—
Stanley Furniture Co., Inc. 2,600	104
Sturm Ruger & Co., Inc. 1,100	12
Thomas Industries, Inc. 3,200	108
Toro Co. 800	47
•United Rentals, Inc. 5,900	101
Virco Manufacturing Corp. 1,170	8
•Water Pik Technologies, Inc. 195	3
Whirlpool Corp. 7,500	491
	4,184

Containers 0.2%

Ball Corp. 6,300	416
Bemis Co. 6,400	173
•Crown Holdings, Inc. 3,600	30
Greif, Inc., Class A 3,700	122

Security and Number of Shares	Value ($ x 1,000)
•Mobile Mini, Inc. 600	11
•Mod-Pac Corp. 500	4
◗•Mod-Pac Corp., Class B 125	1
•Owens-Illinois, Inc. 16,200	226
•Packaging Dynamics Corp. 260	3
•Pactiv Corp. 12,400	285
•Sealed Air Corp. 8,500	417
•Silgan Holdings, Inc. 2,900	122
Sonoco Products Co. 4,100	102
	1,912

Electronics 5.6%

◗•ACT Manufacturing, Inc. 900	—
•ACT Teleconferencing, Inc. 1,100	3
•Actel Corp. 1,100	22
Acuity Brands, Inc. 17,200	421
•Acxiom Corp. 25,700	595
•Adaptive Broadband Corp. 1,000	—
•ADC Telecommunications, Inc. 28,220	71
•ADE Corp. 3,100	55
◗•Adelphia Communications, Class A 6,301	5
•Advanced Fibre Communications, Inc. 3,500	58
•Advanced Micro Devices, Inc. 26,500	377
•Advanced Power Technology, Inc. 1,500	15
•Agere Systems, Inc., Class A 70,116	158
•Agilent Technologies, Inc. 39,317	1,062
Agilysys, Inc. 1,600	19
•Airnet Communications Corp. 1,300	1
•Alliance Fiber Optic Products, Inc. 2,100	2
•Alliance Semiconductor Corp. 1,200	7
•Alliant Techsystems, Inc. 2,437	144
•Altera Corp. 30,400	608
•American Physicians Capital, Inc. 2,500	58
American Power Conversion Corp. 16,600	310
•American Science & Engineering, Inc. 500	7
•American Technical Ceramics Corp. 500	4
•AMIS Holdings, Inc. 2,500	36
•Amkor Technology, Inc. 14,400	116
•Amphenol Corp., Class A 8,800	278
•Anadigics, Inc. 1,150	5

Security and Number of Shares	Value ($ x 1,000)
Analog Devices, Inc. 30,200	1,287
• Anaren, Inc. 3,300	49
• Andrew Corp. 10,925	185
• Anixter International, Inc. 3,300	97
• Applied Materials, Inc. 135,498	2,470
• Applied Micro Circuits Corp. 12,238	54
• Arris Group, Inc. 2,600	16
• Arrow Electronics, Inc. 12,000	303
• Artisan Components, Inc. 1,100	26
• Aspect Communications Corp. 4,200	50
• Astronics Corp. 1,250	7
• Asyst Technologies, Inc. 1,700	11
• Atmel Corp. 37,900	221
• ATMI, Inc. 1,400	31
• Audiovox Corp., Class A 1,600	24
• Avanex Corp. 2,100	6
• Avid Technology, Inc. 1,100	53
• Avnet, Inc. 11,288	244
AVX Corp. 7,500	106
• Aware, Inc. 1,100	4
• Axcelis Technologies, Inc. 7,044	74
• AXT, Inc. 800	2
Badger Meter, Inc. 1,000	42
BEI Technologies, Inc. 3,700	78
Bel Fuse, Inc., Class A 1,200	35
Belden, Inc. 3,300	58
• Bell Microproducts, Inc. 1,000	7
• Benchmark Electronics, Inc. 10,050	272
• BioVeris Corp. 3,800	47
◆• Bookham Technology PLC 3,364	5
Boston Acoustics, Inc. 1,300	14
• Broadcom Corp., Class A 23,700	895
• Brooks Automation, Inc. 1,364	23
• Bruker BioSciences Corp. 2,100	11
C&D Technologies, Inc. 4,500	70
• C-COR.net Corp. 4,600	42
• Cable Design Technologies Corp. 4,200	36
• Cabot Microelectronics Corp. 660	19
• Cadence Design Systems, Inc. 11,600	149
• California Amplifier, Inc. 1,000	8
• Captaris, Inc. 2,200	12

Security and Number of Shares	Value ($ x 1,000)
• CCC Information Services Group, Inc. 13,100	211
• Celera Genomics Group – Applera Corp. 5,600	66
• Celestica, Inc. 937	16
• Ceva, Inc. 433	3
Chase Corp. 100	1
• Checkpoint Systems, Inc. 4,600	74
• ChipPAC, Inc., Class A 6,600	40
• Chronimed, Inc. 600	5
• CIENA Corp. 17,294	72
• Cirrus Logic, Inc. 3,800	24
• ClearOne Communications, Inc. 1,000	5
• CMGI, Inc. 14,086	24
• Coherent, Inc. 1,800	44
Cohu, Inc. 1,100	19
• CommScope, Inc. 4,900	86
• Computer Network Technology Corp. 1,100	7
• Comtech Telecommunications 1,450	23
• Conexant Systems, Inc. 25,046	109
• Corvis Corp. 13,000	20
• Cox Radio, Inc., Class A 4,600	95
• Credence Systems Corp. 1,700	19
• Cree, Inc. 2,900	54
CTS Corp. 5,800	76
Cubic Corp. 1,200	28
• Cyberonics 3,700	88
• Cymer, Inc. 1,700	54
• Cypress Semiconductor Corp. 8,500	119
• Daktronics, Inc. 5,600	119
• DDi Corp. 8	–
• Diodes, Inc. 2,850	62
• Dionex Corp. 1,200	61
• DSP Group, Inc. 3,300	82
• Ducommun, Inc. 4,300	101
• Dupont Photomasks, Inc. 1,900	39
• Dynamics Research Corp. 1,200	20
• Electro Rent Corp. 5,100	52
• Electro Scientific Industries, Inc. 1,300	27
• Electroglas, Inc. 900	4
• Electronics for Imaging 3,400	86

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
•Emcore Corp. 1,500	4
•EMS Technologies, Inc. 1,000	18
•Emulex Corp. 5,900	98
•Energizer Holdings, Inc. 6,333	274
•Energy Conversion Devices, Inc. 600	7
•Entrada Networks, Inc. 75	–
•ESS Technology, Inc. 3,100	33
•Exar Corp. 4,300	66
•Excel Technology, Inc. 600	20
•Fairchild Semiconductor International, Inc., Class A 8,600	167
•FEI Co. 1,500	30
•First Virtual Communications, Inc. 240	–
•Flir Systems, Inc. 2,400	113
•FormFactor, Inc. 2,500	44
Frequency Electronics, Inc. 500	7
•FSI International, Inc. 1,300	8
•FuelCell Energy, Inc. 1,200	20
•General Cable Corp. 2,200	17
•Genus, Inc. 500	2
•Gerber Scientific, Inc. 1,900	11
•Getty Images, Inc. 4,600	251
•Glenayre Technologies, Inc. 2,300	5
•GTC Biotherapeutics, Inc. 1,800	3
Harman International Industries, Inc. 6,800	516
•Harmonic, Inc. 6,342	42
Harris Corp. 7,000	315
•Harvard Bioscience, Inc. 500	4
Hearst-Argyle Television, Inc. 3,700	97
•Herley Industries, Inc. 4,000	83
•HI/FN, Inc. 800	7
•Hollywood Entertainment Corp. 4,300	58
•Hutchinson Technology, Inc. 17,100	420
•Illumina, Inc. 1,500	11
•Integrated Circuit Systems, Inc. 5,400	128
•Integrated Silicon Solutions, Inc. 3,400	47
❽Intel Corp. 523,032	13,458
•Intelli-Check, Inc. 500	3
•Interactive Data Corp. 20,700	346
•Intermagnetics General Corp. 1,371	34
•International Rectifier Corp. 4,100	163

Security and Number of Shares	Value ($ x 1,000)
Intersil Corp., Class A 9,864	195
•Itron, Inc. 1,500	32
ITT Industries, Inc. 6,200	492
•Ixia 5,200	46
•IXYS Corp. 900	8
•Jabil Circuit, Inc. 15,400	406
•JDS Uniphase Corp. 112,424	342
Keithley Instruments, Inc. 3,200	67
•Kemet Corp. 6,700	83
•KLA-Tencor Corp. 15,000	625
•Kopin Corp. 2,500	12
•Kulicke & Soffa Industries, Inc. 4,400	44
•Lam Research Corp. 9,100	201
•Lattice Semiconductor Corp. 4,600	33
•LeCroy Corp. 900	17
•Lightpath Technologies, Inc., Class A 75	–
Linear Technology Corp. 25,000	891
•Littelfuse, Inc. 4,500	173
•Logicvision, Inc. 1,000	3
•Loral Space & Communications 1,390	1
•LSI Logic Corp. 29,964	223
•Lucent Technologies, Inc. 301,923	1,017
•Macromedia, Inc. 4,500	93
•Mattson Technology, Inc. 4,100	40
Maxim Integrated Products, Inc. 27,453	1,263
•Maxwell Technologies, Inc. 1,000	15
•Measurement Specialties, Inc. 700	13
•MEMC Electronic Materials, Inc. 16,300	130
•Mercury Computer Systems, Inc. 3,600	81
•Mestek, Inc. 700	13
•Metawave Communications Corp. 1,900	–
Methode Electronics, Class A 3,600	41
•Micron Technology, Inc. 49,500	674
•Microsemi Corp. 7,000	76
•Microtune, Inc. 2,200	7
•MKS Instruments, Inc. 1,700	33
Mocon, Inc. 600	5
Molex, Inc. 16,125	480
•Monolithic System Technology, Inc. 1,200	9
Motorola, Inc. 189,155	3,452
•MRV Communications, Inc. 4,307	10

Security and Number of Shares	Value ($ x 1,000)
MTS Systems Corp. 4,500	106
• Mykrolis Corp. 3,021	44
• Nanogen, Inc. 1,500	9
• Nanometrics, Inc. 300	4
• National Semiconductor Corp. 14,600	596
• Netopia, Inc. 2,100	13
• Newport Corp. 4,200	62
• Novellus Systems, Inc. 11,171	323
• Novoste Corp. 1,600	5
• Nvidia Corp. 7,000	144
• Omnivision Technologies, Inc. 2,800	62
• Oplink Communications, Inc. 4,600	9
• Optical Communication Products, Inc. 500	1
• OSI Systems, Inc. 3,700	84
• P-Com Inc. 520	–
Park Electrochemical Corp. 3,600	85
• Parkervision, Inc. 400	2
• Paxson Communications Corp. 1,900	6
• Pemstar, Inc. 1,600	5
• Pericom Semiconductor Corp. 1,400	15
PerkinElmer, Inc. 8,977	173
• Photon Dynamics, Inc. 3,400	105
• Pinnacle Systems, Inc. 1,800	14
• Pixelworks, Inc. 1,600	29
• Planar Systems, Inc. 3,700	45
• Plantronics, Inc. 4,000	152
• Plexus Corp. 1,700	24
• PLX Technology, Inc. 1,300	17
• Powell Industries, Inc. 1,000	16
• Power Integrations, Inc. 1,400	34
• Power-One, Inc. 6,000	52
• Powerwave Technologies, Inc. 3,200	22
• Proxim Corp., Class A 5,412	8
• QLogic Corp. 7,022	190
Qualcomm, Inc. 63,800	3,985
• Quantum Corp. 5,500	17
• QuickLogic Corp. 900	3
• Radisys Corp. 3,700	69
• Rambus, Inc. 8,200	153
Raven Industries, Inc. 1,400	45
• Rayovac Corp. 2,800	75

Security and Number of Shares	Value ($ x 1,000)
• Remec, Inc. 2,500	16
• Rex Stores Corp. 1,875	27
• RF Micro Devices, Inc. 13,700	101
Richardson Electronics Ltd. 1,300	14
• Rofin-Sinar Technologies, Inc. 1,900	44
• Rudolph Technologies, Inc. 500	8
• Sanmina-SCI Corp. 41,316	414
• SBS Technologies, Inc. 1,700	25
• ScanSoft, Inc. 1,204	6
Scientific-Atlanta, Inc. 11,900	385
• SCM Microsystems, Inc. 1,200	8
• Seagate Technology 6,000	75
• Semitool, Inc. 4,300	47
• Semtech Corp. 3,200	67
• Silicon Image, Inc. 2,000	20
• Silicon Laboratories, Inc. 5,000	236
• Silicon Storage Technology, Inc. 7,000	93
• Siliconix, Inc. 8,100	314
• Sipex Corp. 1,600	9
• Sirenza Microdevices, Inc. 1,300	5
• Skyworks Solutions, Inc. 5,689	49
• Solectron Corp. 64,320	315
• Somera Communications, Inc. 1,900	3
• Spectralink Corp. 1,000	13
• Spherix, Inc. 500	3
• Standard Microsystems Corp. 3,600	86
• Stratex Networks, Inc. 2,800	9
• Superconductor Technologies, Inc. 1,600	2
▸• Superior Telecom, Inc. 1,124	–
• Supertex, Inc. 1,400	21
Symbol Technologies, Inc. 19,437	233
• Symmetricom, Inc. 8,450	68
• Synaptics, Inc. 3,500	58
• Taser International, Inc. 6,000	194
• Technitrol, Inc. 4,000	85
• Tekelec 8,700	145
Tektronix, Inc. 8,300	246
• TelCove 4,638	–
• Tellabs, Inc. 32,800	286
• Teradyne, Inc. 15,559	317
• Terayon Communication Systems Corp. 2,800	8

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Tessco Technologies, Inc. 900	13
• Tessera Technologies, Inc. 3,000	53
Texas Instruments, Inc. 140,897	3,537
• Therma-Wave, Inc. 1,000	3
• Thermo Electron Corp. 26,550	775
• Thomas & Betts Corp. 7,300	175
• THQ, Inc. 1,950	36
• Three-Five Systems, Inc. 1,099	6
• Tollgrade Communications, Inc. 3,600	44
• Transmeta Corp. 4,500	13
• Transwitch Corp. 3,100	5
• Tripath Technology, Inc. 1,800	5
• Triquint Semiconductor, Inc. 5,310	29
• Troy Group, Inc. 2,000	6
• TTM Technologies, Inc. 4,400	49
• Tweeter Home Entertainment Group, Inc. 1,100	8
United Industrial Corp. 1,200	25
Unitil Corp. 600	16
• Valence Technology, Inc. 1,400	6
• Varian Semiconductor Equipment Associates, Inc. 1,500	49
• Varian, Inc. 5,800	238
• Viasat, Inc. 3,500	77
• Vicor Corp. 4,200	58
• Virage Logic Corp. 1,400	11
• Vishay Intertechnology, Inc. 11,781	205
• Vitesse Semiconductor Corp. 6,986	30
• Waters Corp. 8,700	375
• Western Digital Corp. 15,700	127
• Western Wireless Corp., Class A 5,200	108
• Wilson Greatbatch Technologies, Inc. 1,100	38
• WJ Communications, Inc. 2,300	7
• Xicor, Inc. 1,000	15
• Xilinx, Inc. 27,600	928
• YDI Wireless, Inc. 100	–
• Zebra Technologies Corp., Class A 4,250	311
• Zoran Corp. 1,761	29
	60,159

Security and Number of Shares	Value ($ x 1,000)
Energy: Raw Materials 1.8%	
Alliance Resource Partners L.P. 1,700	66
Anadarko Petroleum Corp. 19,530	1,046
Apache Corp. 28,372	1,188
APCO Argentina, Inc. 200	7
Arch Coal, Inc. 3,500	107
• Atwood Oceanics, Inc. 1,200	44
Baker Hughes, Inc. 28,300	1,038
Berry Petroleum Co., Class A 2,000	54
• BJ Services Co. 11,800	525
Buckeye Partners L.P. 3,400	134
Burlington Resources, Inc. 17,000	1,144
Cabot Oil & Gas Corp. 14,400	514
CARBO Ceramics, Inc. 3,000	194
• Cimarex Energy Co. 3,122	86
• Cooper Cameron Corp. 3,300	160
• CREDO Petroleum Corp. 1,800	27
• Denbury Resources, Inc. 4,900	89
Devon Energy Corp. 18,680	1,143
ENSCO International, Inc. 11,200	307
Enterprise Products Partners L.P. 17,000	356
EOG Resources, Inc. 11,400	561
• Evergreen Resources, Inc. 1,600	64
• FMC Technologies, Inc. 4,591	125
• Forest Oil Corp. 4,450	117
▶• Friede Goldman Halter, Inc. 1,855	–
• Grant Prideco, Inc. 3,600	55
• Grey Wolf, Inc. 5,800	23
Halliburton Co. 36,700	1,094
• Hanover Compressor Co. 5,600	69
• Headwaters, Inc. 2,500	57
Helmerich & Payne, Inc. 4,800	130
• Hydril Co. 2,500	64
Inergy L.P. 2,000	46
Joy Global, Inc. 8,600	226
• Key Energy Services, Inc. 10,300	110
• Kirby Corp. 3,800	131
Lufkin Industries, Inc. 500	16
Massey Energy Co. 6,000	140
Natural Resource Partners L.P. 2,000	74
NL Industries, Inc. 5,300	69

Security and Number of Shares	Value ($ x 1,000)
• Noble Corp. 10,100	375
Noble Energy, Inc. 3,500	161
Occidental Petroleum Corp. 30,600	1,444
• Offshore Logistics, Inc. 3,600	79
• Oil States International, Inc. 3,600	49
• Parker Drilling Co. 2,800	9
Peabody Energy Corp. 3,800	178
Penn Virginia Resource Partners L.P. 2,500	84
Plains All American Pipeline L.P. 4,600	150
• Plains Resources, Inc. 4,000	72
• Range Resources Corp. 5,400	68
• Reliant Energy, Inc. 22,625	188
• Rowan Cos., Inc. 3,400	76
Schlumberger Ltd. 47,500	2,780
• Seacor Holdings, Inc. 1,250	52
• Smith International, Inc. 7,400	405
• Swift Energy Co. 2,500	54
• TC Pipelines L.P. 2,400	78
Tidewater, Inc. 2,700	76
• Tom Brown, Inc. 3,200	153
• Unit Corp. 2,400	68
USEC, Inc. 3,000	21
Valero Energy Corp. 11,149	711
• W-H Energy Services, Inc. 900	17
• Weatherford International Ltd. 10,600	461
Western Gas Resources, Inc. 2,000	109
• Westmoreland Coal Co. 3,500	68
World Fuel Services Corp. 3,000	127
• Xanser Corp. 1,400	3
	19,516

Food & Agriculture 3.6%

Security and Number of Shares	Value ($ x 1,000)
• 7-Eleven, Inc. 5,000	80
• American Italian Pasta Co., Class A 1,000	31
The Andersons, Inc. 1,500	28
Archer-Daniels-Midland Co. 51,458	904
◗• Aurora Foods, Inc. 2,500	—
Bridgford Foods Corp. 300	2
Bunge Ltd. 6,800	252
• Cadiz, Inc. 84	1
Campbell Soup Co. 35,400	978
• Chiquita Brands International, Inc. 10,000	180
Coca-Cola Bottling Co. Consolidated 400	21
The Coca-Cola Co. 197,200	9,972
Coca-Cola Enterprises, Inc. 37,200	1,004
ConAgra Foods, Inc. 43,293	1,251
Consolidated-Tomoka Land Co. 900	34
Corn Products International, Inc. 7,800	331
• Dean Foods Co. 8,613	289
• Del Monte Foods Co. 8,931	99
Delta & Pine Land Co. 2,000	49
• Eden Bioscience Corp. 1,000	1
• Embrex, Inc. 1,300	16
Fleming Cos., Inc. 3,400	—
Flowers Foods, Inc. 19,515	478
Fresh Brands, Inc. 1,800	16
Fresh Del Monte Produce, Inc. 4,200	98
General Mills, Inc. 31,300	1,526
• Green Mountain Coffee Roasters, Inc. 900	19
• Griffen Land & Nurseries, Inc. 300	8
H.J. Heinz Co. 27,900	1,066
• Hain Celestial Group, Inc. 1,406	28
Hershey Foods Corp. 10,700	951
Hormel Foods Corp. 6,500	198
Ingles Markets, Inc., Class A 300	3
Interstate Bakeries 3,200	36
• J & J Snack Foods Corp. 3,200	122
The J.M. Smuckers Co. 2,438	128
• John B. Sanfilippo & Son 5,000	157
Kellogg Co. 34,400	1,476
Kraft Foods, Inc., Class A 17,500	576
Lance, Inc. 1,900	29
• Lesco, Inc. 500	7
Lindsay Manufacturing Co. 800	19
Marsh Supermarkets, Inc., Class B 1,000	13
• Maui Land & Pineapple Co., Inc. 800	26
McCormick & Co., Inc. 8,300	284
MGP Ingredients, Inc. 1,700	46
• Monterey Pasta Co. 700	3
Nash Finch Co. 1,700	35
• Neogen Corp. 625	11

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• The Pantry, Inc. 400	8
• Peet's Coffee & Tea, Inc. 1,800	39
The Pepsi Bottling Group, Inc. 20,700	606
PepsiAmericas, Inc. 13,200	264
PepsiCo, Inc. 138,300	7,536
• Performance Food Group Co. 1,900	67
Pilgrim's Pride Corp., Class B 1,400	32
• Ralcorp Holdings, Inc. 6,700	233
Rocky Mountain Chocolate Factory, Inc. 1,500	15
Sanderson Farms, Inc. 5,250	195
Sara Lee Corp. 64,378	1,486
• The Scotts Co., Class A 2,800	185
Seaboard Corp. 200	65
Sensient Technologies Corp. 2,300	47
• Smart & Final, Inc. 2,700	31
• Smithfield Foods, Inc. 6,300	168
• Spartan Stores, Inc. 500	2
Standard Commercial Corp. 1,100	20
Supervalu, Inc. 18,087	557
Sysco Corp. 52,036	1,990
Tasty Baking Co. 500	5
• Tejon Ranch Co. 674	23
Tootsie Roll Industries, Inc. 2,255	79
Tyson Foods, Inc., Class A 27,840	522
• United Natural Foods, Inc. 2,600	65
• VistaCare, Inc., Class A 1,000	25
• Wild Oats Markets, Inc. 3,800	52
Wm. Wrigley Jr. Co. 16,600	1,024
• Zapata Corp. 1,000	59
	38,282

Gold 0.2%

Security and Number of Shares	Value ($ x 1,000)
Barrick Gold Corp. 5,565	107
• Glamis Gold Ltd. 11,100	160
▶• Golden Cycle Gold Corp. 600	8
• Meridian Gold, Inc. 6,600	66
Newmont Mining Corp. 34,651	1,296
Royal Gold, Inc. 3,100	38
	1,675

Healthcare / Drugs & Medicine 13.0%

Security and Number of Shares	Value ($ x 1,000)
• 1-800 Contacts, Inc. 500	9
• aaiPharma, Inc. 4,300	27
Abbott Laboratories 125,705	5,534
• Abgenix, Inc. 7,100	116
• Abiomed, Inc. 800	9
• Accredo Health, Inc. 2,841	110
• Aclara BioSciences, Inc. 2,400	10
• Advanced Medical Optics, Inc. 2,400	76
• Advanced Neuromodulation Systems, Inc. 1,050	29
• AeroGen, Inc. 640	2
• Alaris Medical Systems, Inc. 5,000	97
• Albany Molecular Research, Inc. 1,600	26
• Align Technology, Inc. 8,700	151
• Alkermes, Inc. 3,100	48
Allergan, Inc. 9,400	828
• Alliance Imaging, Inc. 1,800	7
• Alliance Pharmaceutical Corp. 220	–
• Allscripts Healthcare Solutions, Inc. 1,900	18
Alpharma, Inc., Class A 3,700	80
• Amedisys, Inc. 2,500	75
• America Service Group, Inc. 3,300	121
• American Healthways, Inc. 3,100	75
• American Medical Systems Holdings, Inc. 3,900	101
• AMERIGROUP Corp. 900	37
AmerisourceBergen Corp. 7,824	453
• Amgen, Inc. 104,868	5,901
• Amsurg Corp. 4,800	116
• Amylin Pharmaceuticals, Inc. 2,300	52
• Andrx Corp. 6,400	146
• Anthem, Inc. 14,417	1,277
• Antigenics, Inc. 1,400	13
• Aphton Corp. 800	4
• Apogent Technologies, Inc. 7,100	230
Applied Biosystems Group – Applera Corp. 16,500	306
• Apria Healthcare Group, Inc. 10,500	303
• Arqule, Inc. 8,800	58
Arrow International, Inc. 6,400	191

Security and Number of Shares	Value ($ x 1,000)
• Arthrocare Corp. 1,400	33
• Aspect Medical Systems, Inc. 3,700	62
• Atrix Labs, Inc. 1,400	42
• AVANIR Pharmaceuticals, Class A 1,900	3
• Avant Immunotherapeutics, Inc. 3,000	8
• Avigen, Inc. 900	4
• Barr Laboratories, Inc. 8,781	364
Bausch & Lomb, Inc. 3,400	214
Baxter International, Inc. 50,118	1,586
Beckman Coulter, Inc. 5,100	285
Becton Dickinson & Co. 20,300	1,026
• Beverly Enterprises, Inc. 8,800	52
• BioCryst Pharmaceuticals, Inc. 1,400	12
• Biogen Idec, Inc. 27,125	1,600
• BioMarin Pharmaceuticals, Inc. 1,800	12
Biomet, Inc. 20,125	795
• Biopure Corp. 1,200	2
• Biosite, Inc. 1,400	55
• Biosource International, Inc. 1,500	12
• Bone Care International, Inc. 1,400	35
• Boston Scientific Corp. 67,800	2,793
• Bradley Pharmaceuticals, Inc. 1,700	45
Bristol-Myers Squibb Co. 156,550	3,929
C.R. Bard, Inc. 4,000	425
• Caliper Life Sciences, Inc. 700	5
Cambrex Corp. 3,400	84
Cardinal Health, Inc. 36,160	2,649
• Caremark Rx, Inc. 37,090	1,255
• Cell Therapeutics, Inc. 1,400	12
• Centene Corp. 500	17
• Cephalon, Inc. 3,500	199
• Cerus Corp. 500	2
• Charles River Laboratories International, Inc. 4,400	202
• Chattem, Inc. 1,200	32
• Chiron Corp. 15,100	701
• Cholestech Corp. 1,700	17
• ChromaVision Medical Systems, Inc. 1,100	1
• Ciphergen Biosystems, Inc. 1,700	12
CNS, Inc. 5,000	53
• Collagenex Pharmaceuticals, Inc. 3,000	31

Security and Number of Shares	Value ($ x 1,000)
• Community Health Systems, Inc. 7,100	183
• Conmed Corp. 1,700	42
Cooper Cos., Inc. 2,200	119
• Corixa Corp. 1,802	11
• Corvel Corp. 1,900	59
• Covance, Inc. 5,800	196
• Coventry Health Care, Inc. 14,400	602
• CryoLife, Inc. 750	4
• CTI Molecular Imaging, Inc. 2,000	30
• Cubist Pharmaceuticals, Inc. 1,900	19
• Curis, Inc. 3,140	14
• CV Therapeutics, Inc. 1,100	16
• Cygnus, Inc. 600	–
• Cytogen Corp. 230	3
• Cytyc Corp. 7,800	167
D&K Healthcare Resources, Inc. 3,200	44
• Dade Behring Holdings, Inc. 2,600	120
Datascope Corp. 2,500	83
• DaVita, Inc. 16,500	843
• Deltagen, Inc. 2,200	–
• Dendreon Corp. 1,400	18
Dentsply International, Inc. 6,550	317
Diagnostic Products Corp. 1,700	73
• Digene Corp. 1,400	50
• DJ Orthopedics, Inc. 3,000	69
• Durect Corp. 2,000	8
• Dynacq Healthcare, Inc. 3,616	20
• Edwards Lifesciences Corp. 3,900	134
Eli Lilly & Co. 90,400	6,672
• Emisphere Technologies, Inc. 800	4
• Endo Pharmaceutical Holdings, Inc. 10,500	251
• Enpath Medical, Inc. 3,000	34
• Entremed, Inc. 1,200	4
• Enzo Biochem, Inc. 1,697	25
• Enzon Pharmaceuticals, Inc. 4,400	64
• Eon Labs, Inc. 2,400	158
• Express Scripts, Inc. 6,300	487
• Eyetech Pharmaceuticals, Inc. 2,500	89
• First Health Group Corp. 8,700	145
• First Horizon Pharmaceutical Corp. 3,400	53

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Forest Laboratories, Inc. 27,500	1,773
• Gen-Probe, Inc. 3,400	113
• Gene Logic, Inc. 1,300	5
• Genelabs Technologies, Inc. 800	2
• Genentech, Inc. 18,200	2,235
• Genesis HealthCare Corp. 6,250	146
• Genta, Inc. 2,900	25
• Genzyme Corp. 15,232	664
• Geron Corp. 1,000	8
• Gilead Sciences, Inc. 14,060	855
Guidant Corp. 25,816	1,627
• Guilford Pharmaceuticals, Inc. 1,200	8
• Haemonetics Corp. 3,700	104
HCA, Inc. 39,100	1,589
Health Management Associates, Inc., Class A 15,900	368
• Health Net, Inc. 16,600	422
Healthcare Services Group 3,750	59
• HealthExtras, Inc. 1,900	24
• HealthTronics Surgical Services, Inc. 3,500	25
• Henry Schein, Inc. 2,300	162
• Hologic, Inc. 2,600	52
• Human Genome Sciences, Inc. 5,100	62
• Humana, Inc. 18,900	308
• ICU Medical, Inc. 550	18
• IDEXX Laboratories, Inc. 2,500	153
• Ii-Vi, Inc. 1,900	47
• ImClone Systems, Inc. 4,435	297
• Immucor, Inc. 1,125	28
• Immunogen, Inc. 1,500	13
• Immunomedics, Inc. 2,400	12
• IMPAC Medical Systems, Inc. 3,000	73
• Impax Laboratories, Inc. 1,600	33
• Inamed Corp. 13,950	821
• Incyte Corp. 2,600	21
• Indevus Pharmaceuticals, Inc. 1,800	13
• Inspire Pharmaceuticals, Inc. 1,300	21
• Integra LifeSciences Holdings Corp. 1,100	35
• InterMune, Inc. 1,100	16
• Intuitive Surgical, Inc. 1,050	17
Invacare Corp. 2,000	80

Security and Number of Shares	Value ($ x 1,000)
• Inveresk Research Group, Inc. 4,200	119
• Isis Pharmaceuticals, Inc. 1,900	14
• IVAX Corp. 14,750	314
⑩ Johnson & Johnson 241,370	13,041
• Kendle International, Inc. 2,700	22
• Kindred Healthcare, Inc. 2,312	113
• Kinetic Concepts, Inc. 2,500	121
• King Pharmaceuticals, Inc. 18,516	319
• Kosan Biosciences, Inc. 2,500	35
• KV Pharmaceutical Co., Class A 2,700	65
• Kyphon, Inc. 3,000	75
• Laboratory Corp. of America Holdings 12,800	509
Landauer, Inc. 1,100	43
• Large Scale Biology Corp. 2,400	5
• Lexicon Genetics, Inc. 6,900	49
• LifePoint Hospitals, Inc. 2,300	82
• Ligand Pharmaceuticals, Inc., Class B 2,300	49
• Lincare Holdings, Inc. 7,100	247
• Magellan Health Services, Inc. 3,007	97
Manor Care, Inc. 8,000	260
• Maxim Pharmaceuticals, Inc. 2,400	19
McKesson Corp. 22,900	752
• Med-Design Corp. 1,200	3
• Medarex, Inc. 3,000	29
• Medcath Corp. 1,500	23
• Medco Health Solutions, Inc. 21,138	748
• Medical Action Industries, Inc. 2,500	48
• Medicines Co. 1,700	56
Medicis Pharmaceutical Corp., Class A 3,400	146
• Medimmune, Inc. 17,375	421
• Medis Technologies Ltd. 1,110	14
• MedQuist, Inc. 3,217	44
Medtronic, Inc. 98,474	4,969
Mentor Corp. 3,000	95
Merck & Co., Inc. 180,052	8,462
Meridian Bioscience, Inc. 5,000	55
• Merit Medical Systems, Inc. 2,222	35
• MGI Pharma, Inc. 1,900	117
• Millennium Pharmaceuticals, Inc. 11,956	179

Security and Number of Shares	Value ($ x 1,000)	Security and Number of Shares	Value ($ x 1,000)
•MIM Corp. 1,500	11	•Pharmacopeia, Inc. 1,300	23
Mine Safety Appliances Co. 2,700	73	•Pharmacyclics, Inc. 1,100	13
•Molecular Devices Corp. 8,100	159	•Pharmion Corp. 2,500	54
•Molina Healthcare, Inc. 2,500	89	PolyMedica Corp. 4,400	122
Mylan Laboratories, Inc. 45,000	1,031	•Pozen, Inc. 1,300	15
•Myogen, Inc. 2,500	29	•Praecis Pharmaceuticals, Inc. 1,600	9
•Myriad Genetics, Inc. 1,400	24	•Priority Healthcare Corp., Class B 2,000	40
•Nabi Biopharmaceuticals 2,800	46	•Protein Design Labs, Inc. 4,100	100
•National Healthcare Corp. 600	18	•Province Healthcare Co. 4,825	77
Nature's Sunshine Products, Inc. 4,000	58	•PSS World Medical, Inc. 5,800	65
•NBTY, Inc. 16,000	595	•QMed, Inc. 500	5
•Nektar Therapeutics 2,200	45	•Quest Diagnostics 7,410	625
•Neose Technologies, Inc. 500	5	•Regeneration Technologies, Inc. 1,700	16
•Neurocrine Biosciences, Inc. 1,400	92	•Regeneron Pharmaceuticals, Inc. 1,900	24
•Neurogen Corp. 800	8	•RehabCare Group, Inc. 4,000	82
•Northfield Laboratories, Inc. 1,100	17	•Renal Care Group, Inc. 4,700	233
•Noven Pharmacuticals, Inc. 5,500	108	•Res-Care, Inc. 4,500	61
•NPS Pharmacuticals, Inc. 1,000	25	•Resmed, Inc. 2,000	99
•Nutraceutical International Corp. 5,000	116	•Respironics, Inc. 1,900	100
•Nuvelo, Inc. 300	3	•Sangamo Biosciences, Inc. 1,200	8
Oakley, Inc. 6,700	93	•Savient Pharmaceuticals, Inc. 2,300	9
•Ocular Sciences, Inc. 1,500	42	Schering-Plough Corp. 80,950	1,354
•Odyssey HealthCare, Inc. 2,250	38	Select Medical Corp. 7,500	142
Omnicare, Inc. 7,500	311	•Sepracor, Inc. 6,600	316
•Onyx Pharmaceuticals, Inc. 1,800	89	•Serologicals Corp. 1,200	22
•OraSure Technologies, Inc. 1,500	13	•Sierra Health Services, Inc. 11,700	435
•Orchid BioSciences, Inc. 280	2	•Sola International, Inc. 2,700	55
•Orthodontic Centers of America, Inc. 2,112	15	•SonoSite, Inc. 1,600	34
•Oscient Pharmaceuticals Corp. 2,100	12	•Specialty Laboratories 700	7
•OSI Pharmaceuticals, Inc. 1,690	125	•St. Jude Medical, Inc. 14,800	1,129
Owens & Minor, Inc. 2,000	49	•Steris Corp. 6,100	135
Oxford Health Plans, Inc. 21,700	1,181	Stryker Corp. 16,800	1,662
•Pacificare Health Systems, Inc. 18,800	672	•Sunrise Senior Living, Inc. 4,900	155
•Pain Therapeutics, Inc. 2,600	19	▸•Sunrise Technologies International, Inc. 1,700	—
•Parexel International Corp. 2,400	47	•SuperGen, Inc. 900	7
•Patterson Dental Co. 5,300	391	•Sybron Dental Specialties, Inc. 4,633	136
•Pediatrix Medical Group, Inc. 3,000	215	•Symbion, Inc. 2,500	41
Perrigo Co. 7,300	157	•Tanox, Inc. 4,900	84
❹ Pfizer, Inc. 617,552	22,084	•Techne Corp. 3,800	148
•Pharmaceutical Product Development, Inc. 5,000	148	•Tenet Healthcare Corp. 36,650	431
•Pharmaceutical Resources, Inc. 1,900	77	•Theragenics Corp. 2,500	13

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Third Wave Technologies, Inc. 1,800	9
• Thoratec Corp. 2,636	36
• Titan Pharmaceuticals, Inc. 800	3
• TL Administration Corp. 900	–
• Transgenomic, Inc. 1,200	2
• Transkaryotic Therapies, Inc. 3,400	49
• Triad Hospitals, Inc. 6,044	206
• Trimeris, Inc. 500	7
• TriPath Imaging, Inc. 2,600	22
• Tripos, Inc. 6,000	35
• United Surgical Partners International, Inc. 1,400	51
UnitedHealth Group, Inc. 52,506	3,228
Universal Health Services, Class B 4,000	176
• Urologix, Inc. 1,800	22
• US Oncology, Inc. 7,700	115
• US Physical Therapy, Inc. 3,500	50
• USANA Health Sciences, Inc. 1,000	27
• Utah Medical Products, Inc. 2,500	64
Valeant Pharmaceuticals International 5,400	125
• Varian Medical Systems, Inc. 4,700	403
• Vaxgen, Inc. 3,100	47
• VCA Antech, Inc. 2,700	110
• Ventana Medical Systems, Inc. 1,200	59
• Vertex Pharmaceuticals, Inc. 3,144	27
• Viasys Healthcare, Inc. 3,982	77
• Vical, Inc. 1,600	8
• Viropharma, Inc. 1,000	2
• Visx, Inc. 3,100	68
Vital Signs, Inc. 1,900	61
• Watson Pharmaceuticals, Inc. 7,732	275
• WellPoint Health Networks, Inc. 12,680	1,416
West Pharmaceutical Services, Inc. 3,300	128
• Wright Medical Group, Inc. 1,700	58
Wyeth 106,900	4,070
• XOMA Ltd. 2,400	10
• Young Innovations, Inc. 2,000	70
• Zimmer Holdings, Inc. 20,300	1,621
• Zymogenetics, Inc. 2,000	32
	139,847

Security and Number of Shares	Value ($ x 1,000)
Household Products 1.9%	
Alberto-Culver Co., Class B 4,950	233
Avon Products, Inc. 19,500	1,638
Church & Dwight Co., Inc. 3,300	148
Clorox Co. 27,000	1,398
Colgate-Palmolive Co. 42,500	2,460
The Estee Lauder Cos., Inc., Class A 10,300	471
The Gillette Co. 81,400	3,331
Inter Parfums, Inc. 675	15
International Flavors & Fragrances, Inc. 4,400	160
Nu Skin Enterprises, Inc., Class A 6,500	154
▲ Procter & Gamble Co. 104,200	11,019
	21,027
Insurance 4.7%	
21st Century Holding Co. 1,000	20
21st Century Insurance Group 7,200	97
Aetna, Inc. 14,800	1,225
AFLAC, Inc. 40,100	1,693
Alfa Corp. 4,800	65
• Alleghany Corp. 216	57
• Allmerica Financial Corp. 4,900	170
The Allstate Corp. 56,374	2,588
AMBAC Financial Group, Inc. 10,250	707
American Financial Group, Inc. 5,500	169
❼ American International Group, Inc. 212,222	15,206
• American Medical Security Group, Inc. 5,600	143
American National Insurance Co. 1,300	122
• AmerUs Group Co. 1,900	73
AON Corp. 25,500	665
• Arch Capital Group Ltd. 1,400	56
• Argonaut Group, Inc. 2,400	44
Arthur J. Gallagher & Co. 6,800	219
Baldwin & Lyons, Inc., Class B 750	21
Brown & Brown, Inc. 5,500	215
Chubb Corp. 16,547	1,142
CIGNA Corp. 10,300	664
Cincinnati Financial Corp. 12,810	525
• Clark, Inc. 1,700	31

Security and Number of Shares	Value ($ x 1,000)
•CNA Financial Corp. 18,200	499
•CNA Surety Corp. 2,200	24
Commerce Group, Inc. 1,600	74
Crawford & Co., Class B 1,600	8
Delphi Financial Group, Inc., Class A 4,515	181
EMC Insurance Group, Inc. 1,200	30
Erie Indemnity Co., Class A 5,500	254
FBL Financial Group, Inc., Class A 2,090	56
Fidelity National Financial, Inc. 16,017	586
First American Corp. 7,800	212
First United Corp. 2,200	50
•FPIC Insurance Group, Inc. 400	9
Fremont General Corp. 2,000	43
•Great American Financial Resources, Inc. 2,800	45
Harleysville Group, Inc. 1,800	34
Hartford Financial Services Group, Inc. 24,400	1,490
HCC Insurance Holdings, Inc. 2,100	67
Hilb, Rogal & Hamilton Co. 2,000	72
Hooper Holmes, Inc. 4,600	25
Horace Mann Educators Corp. 1,800	28
Independence Holding Co. 1,500	54
•Infinity Property & Casualty Corp. 2,500	78
Jefferson-Pilot Corp. 10,100	501
Liberty Corp. 1,000	45
Lincoln National Corp. 15,100	678
Loews Corp. 15,000	870
Manulife Financial Corp. 26,551	976
•Markel Corp. 300	88
Marsh & McLennan Cos., Inc. 43,000	1,939
MBIA, Inc. 13,750	810
Mercury General Corp. 5,400	275
Metlife, Inc. 62,000	2,139
MGIC Investment Corp. 9,300	685
•MIIX Group, Inc. 2,400	–
•Mony Group, Inc. 1,500	46
•National Medical Health Card Systems, Inc. 800	22
Nationwide Financial Services, Inc., Class A 1,300	45
•Navigators Group, Inc. 1,500	39
NYMAGIC, Inc. 2,100	54

Security and Number of Shares	Value ($ x 1,000)
Odyssey Re Holdings Corp. 2,900	69
•Ohio Casualty Corp. 3,000	59
Old Republic International Corp. 16,350	380
•Penn Treaty American Corp. 600	1
Penn-America Group, Inc. 1,400	17
•Philadelphia Consolidated Holding Co. 1,000	58
The Phoenix Cos., Inc. 4,500	57
PMA Capital Corp., Class A 700	5
The PMI Group, Inc. 8,100	349
Presidential Life Corp. 1,000	16
•Principal Financial Group, Inc. 25,400	897
•ProAssurance Corp. 1,670	57
The Progressive Corp. 23,300	2,039
Protective Life Corp. 5,500	198
Prudential Financial, Inc. 45,500	1,999
Radian Group, Inc. 9,202	428
Reinsurance Group of America, Inc. 5,100	198
RLI Corp. 2,800	97
Safeco Corp. 10,000	438
Safety Insurance Group, Inc. 1,000	22
SCPIE Holdings, Inc. 700	6
Selective Insurance Group, Inc. 1,200	43
•SNTL Corp. – Litigation Trust Certificates 1,300	–
St. Paul Cos., Inc. 46,050	1,873
Stancorp Financial Group, Inc. 2,500	155
State Auto Financial Corp. 1,300	36
Sterling Financial Corp. 1,250	32
•Stewart Information Services Corp. 3,700	131
Torchmark Corp. 10,600	552
Transatlantic Holdings, Inc. 5,150	461
•Triad Guaranty, Inc. 1,700	93
•UICI 2,500	43
United Fire & Casualty Co. 500	22
Unitrin, Inc. 5,600	222
UnumProvident Corp. 23,914	372
•USI Holdings Corp. 4,500	68
W.R. Berkley Corp. 10,200	413
•WellChoice, Inc. 2,500	106
Zenith National Insurance Corp. 1,100	47
	51,107

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Media 4.0%	
• Acme Communications, Inc. 1,900	13
• Adolor Corp. 1,700	27
• Advanced Marketing Services, Inc. 3,400	34
• AMC Entertainment, Inc. 5,400	86
• America's Car Mart, Inc. 2,500	65
• American Tower Corp., Class A 17,000	212
Banta Corp. 2,700	120
Belo Corp., Class A 9,400	268
Blockbuster, Inc., Class A 6,900	114
• Cablevision Systems Corp., NY Group, Class A 18,800	410
Cadmus Communications Corp. 3,900	55
• Carmike Cinemas, Inc. 2,500	94
• Charter Communications, Inc., Class A 20,300	81
• Citadel Broadcasting Corp. 2,500	43
Clear Channel Communications, Inc. 49,721	2,063
• CNET Networks, Inc. 9,983	85
• Comcast Corp., Class A 68,336	2,057
• Comcast Corp., Special Class A 42,800	1,241
• Consolidated Graphics, Inc. 3,900	146
• Cox Communications, Inc., Class A 47,135	1,541
• Crown Media Holdings, Inc., Class A 6,000	53
• Cumulus Media, Inc., Class A 5,100	107
• DAG Media, Inc. 2,500	11
• Daily Journal Corp. 500	17
• DGSE Cos., Inc. 700	2
• The DIRECTV Group, Inc. 73,476	1,315
Dow Jones & Co., Inc. 9,000	415
The E.W. Scripps Co., Class A 6,000	633
• EchoStar Communications Corp., Class A 21,300	707
• Emmis Communications Corp., Class A 4,300	101
• Entercom Communications Corp. 3,000	137
• Entravision Communications Corp., Class A 5,000	46
• Fox Entertainment Group, Inc., Class A 33,750	940
Gannett Co., Inc. 21,000	1,820

Security and Number of Shares	Value ($ x 1,000)
• Gaylord Entertainment Co. 2,625	82
• GC Cos., Inc. 500	–
Gray Television, Inc. 5,600	83
Gray Television, Inc., Class A 2,500	35
Harte-Hanks, Inc. 8,100	194
Hollinger International, Inc. 7,300	146
• Information Holdings, Inc. 2,200	55
• Insight Communications Co. 5,200	47
• Integrity Media, Inc. 2,000	13
• InterActiveCorp 52,117	1,661
John Wiley & Sons, Class A 3,800	116
Journal Communications, Inc. 5,000	88
• Journal Register Co. 3,200	63
Knight-Ridder, Inc. 5,700	441
Lee Enterprises, Inc. 2,500	119
• Lifeline Systems, Inc. 4,600	91
• Lin TV Corp., Class A 3,300	74
• Lynch Interactive Corp. 900	27
• Martha Stewart Living Omnimedia, Class A 3,900	40
McClatchy Co., Class A 7,200	511
The McGraw-Hill Cos., Inc. 17,300	1,364
Media General, Inc., Class A 2,000	144
• Mediacom Communications Corp. 7,600	55
Meredith Corp. 6,000	306
• Merrimac Industries, Inc. 600	5
• Metro-Goldwyn-Mayer, Inc. 13,134	276
• Moscow CableCom Corp. 1,400	11
• Network Equipment Technologies, Inc. 5,000	43
New York Times Co., Class A 13,200	605
• Nexstar Broadcasting Group, Inc. 4,500	55
• PanAmSat Corp. 15,400	355
• Playboy Enterprises, Inc., Class B 4,500	59
Pulitzer, Inc. 3,000	152
• Quipp, Inc. 900	14
R.R. Donnelley & Sons Co. 17,000	500
• Radio One, Inc., Class A 9,500	181
▸• Radio Unica Communications Corp. 300	–
The Reader's Digest Association, Inc., Class A 7,300	105
Regal Entertainment Group, Class A 4,200	92

Security and Number of Shares	Value ($ x 1,000)
• Saga Communications, Inc., Class A 3,750	71
• Salem Communications Corp., Class A 900	27
• Scholastic Corp. 2,200	62
• Sinclair Broadcast Group, Inc., Class A 4,800	59
• The Source Interlink Cos., Inc. 5,000	54
• The Sportsman's Guide, Inc. 5,000	102
Thomas Nelson, Inc. 3,300	86
• Time Warner, Inc. 368,252	6,194
• Tivo, Inc. 4,500	32
Tribune Co. 26,900	1,288
• Univision Communications, Inc., Class A 25,510	864
• Valassis Communications, Inc. 5,900	182
• Valuevision Media, Inc., Class A 1,400	20
Viacom, Inc., Class B 141,512	5,469
The Walt Disney Co. 164,650	3,792
Washington Post, Class B 600	552
• Westwood One, Inc. 7,200	213
• XM Satellite Radio Holdings, Inc., Class A 15,300	367
	42,701

Miscellaneous 0.6%

3M Co. 65,000	5,621
◖• ANC Rental Corp. 3,037	—
• AT&T Latin America Corp., Class A 2,100	—
◖• Breakaway Solutions, Inc. 1,400	—
• Coinstar, Inc. 5,200	90
• The Geo Group, Inc. 3,800	89
• i2 Technologies, Inc. 15,300	17
◖• Jupiter Media Metrix, Inc. 1,673	—
• NetFlix, Inc. 6,000	152
• Nucentrix Broadband Networks, Inc. 2,100	5
◖• Scient, Inc. 624	—
	5,974

Miscellaneous Finance 8.1%

1st Source Corp. 1,571	39
• A.B. Watley Group, Inc. 1,300	—
A.G. Edwards, Inc. 5,900	216

Security and Number of Shares	Value ($ x 1,000)
• Accredited Home Lenders Holding Co. 2,500	73
◖• Actrade Financial Technologies Ltd. 1,000	—
Advanta Corp., Class A 7,400	119
• Affiliated Managers Group, Inc. 1,800	88
Alliance Capital Management Holding L.P. 5,200	173
Allied Capital Corp. 11,015	261
Amcore Financial, Inc. 1,200	34
American Capital Strategies Ltd. 5,100	134
American Express Co. 105,150	5,147
• AmeriCredit Corp. 12,300	199
• Ameritrade Holding Corp. 34,300	420
Asta Funding, Inc. 2,000	32
Astoria Financial Corp. 7,000	241
Bank of the Ozarks, Inc. 2,800	67
• Bankunited Financial Corp., Class A 2,200	58
Banner Corp. 1,200	31
• Bay View Capital Corp. 5,061	11
The Bear Stearns Cos., Inc. 13,620	1,092
• Berkshire Hathaway, Inc., Class A 96	8,965
Berkshire Hills Bancorp, Inc. 1,400	47
Blackrock, Inc. 400	25
• Boca Resorts, Inc., Class A 4,300	75
• BOK Financial Corp. 3,437	134
• BP Prudhoe Bay Royalty Trust 2,200	62
Camco Financial Corp. 700	10
• Capital Corp. of the West 1,050	39
Capital One Financial Corp. 17,600	1,153
Cash America International, Inc. 2,500	53
Cathay Bancorp., Inc. 1,600	104
Central Pacific Financial Co. 900	23
▮ The Charles Schwab Corp. 108,620	1,118
Charter Financial Corp. 900	32
Charter Municipal Mortgage Acceptance Co. 3,900	76
Charter One Financial, Inc. 17,625	588
Chesterfield Financial Corp. 1,500	42
Chicago Mercantile Exchange 1,800	211
CIT Group, Inc. 16,100	553
▲❺ Citigroup, Inc. 417,436	20,075
Citizens First Bancorp, Inc. 700	16

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)	Security and Number of Shares	Value ($ x 1,000)
Coastal Bancorp, Inc. 800	33	IBERIABANK Corp. 700	40
Coastal Financial Corp. 2,509	37	Independence Community Bank Corp. 6,600	240
• The Commercial Capital Bancorp, Inc. 3,333	59	Independent Bank Corp. Michigan 1,636	41
Commercial Federal Corp. 2,300	59	IndyMac Bancorp, Inc. 3,400	109
• CompuCredit Corp. 4,400	73	• Instinet Group, Inc. 1,200	8
• Corrections Corp. of America 3,828	140	International Bancshares Corp. 1,877	100
Countrywide Financial Corp. 25,800	1,530	Interpool, Inc. 1,200	20
• Cross Timbers Royalty Trust 1,500	42	• Investment Technology Group, Inc. 4,750	68
CVB Financial Corp. 3,382	69	Investors Financial Services Corp. 5,500	214
Downey Financial Corp. 2,000	97	• ITLA Capital Corp. 700	30
• DVI, Inc. 1,200	–	Janus Capital Group, Inc. 19,200	292
• E·TRADE Group, Inc. 30,035	341	Jefferies Group, Inc. 4,100	140
East-West Bancorp, Inc. 1,300	73	• Knight Trading Group, Inc. 9,700	113
Eaton Vance Corp. 5,800	212	• La Quinta Corp. 13,000	93
• eSpeed, Inc., Class A 3,300	58	• LabOne, Inc. 2,100	62
Fannie Mae 77,900	5,353	LaBranche & Co., Inc. 2,400	23
Federated Investors, Inc., Class B 9,950	293	Legg Mason, Inc. 4,200	387
Fidelity Bankshares, Inc. 1,933	64	Lehman Brothers Holdings, Inc. 21,372	1,569
• Financial Federal Corp. 3,300	103	Leucadia National Corp. 5,136	253
Financial Industries Corp. 700	8	• Local Financial Corp. 2,000	44
First Financial Corp. 600	18	• Mail-Well, Inc. 1,300	5
First Financial Holdings, Inc. 1,400	40	MB Financial, Inc. 1,800	63
First Indiana Corp. 1,375	25	MBNA Corp. 102,650	2,503
First Place Financial Corp. 2,900	48	MCG Capital Corp. 4,700	76
First Sentinel Bancorp., Inc. 2,300	47	McGrath RentCorp 800	25
Flagstar Bancorp., Inc. 4,500	92	• Meritage Corp. 1,000	68
Flushing Financial Corp. 3,300	57	Merrill Lynch & Co., Inc. 77,300	4,192
Franklin Resources, Inc. 20,600	1,130	Metris Cos., Inc. 3,000	21
Freddie Mac 55,500	3,241	• MicroFinancial, Inc. 1,900	6
Gabelli Asset Management, Inc., Class A 700	28	The Midland Co. 1,800	48
Glacier Bancorp, Inc. 3,050	94	Moody's Corp. 13,300	858
Golden West Financial Corp. 11,900	1,251	Morgan Stanley 87,800	4,512
Goldman Sachs Group, Inc. 38,900	3,764	MutualFirst Financial, Inc. 2,000	46
• Golf Trust of America, Inc. L.P. 2,400	6	• National Financial Partners Corp. 2,500	78
GreenPoint Financial Corp. 12,150	474	• National Western Life Insurance Co., Class A 300	44
• Hawthorne Financial Corp. 1,050	35	New Century Financial Corp. 3,600	153
Heritage Financial Corp. 700	14	New York Community Bancorp, Inc. 22,697	569
Hudson River Bancorp 3,200	58	• NextCard, Inc. 2,600	–
• Hugoton Royalty Trust 3,300	72	• North American Scientific, Inc. 700	6
		Northrim BanCorp, Inc. 2,500	54

Security and Number of Shares	Value ($ x 1,000)
Northway Financial, Inc. 200	7
Northwest Bancorp, Inc. 5,000	103
Nuveen Investments, Inc., Class A 6,300	161
Oak Hill Financial, Inc. 1,000	32
• Ocwen Financial Corp. 5,920	64
PAB Bankshares, Inc. 700	9
Pacific Capital Bancorp. 2,133	78
Partners Trust Financial Group, Inc. 1,700	46
The Peoples Holding Co. 750	24
• Piper Jaffray Cos. 1,450	70
PMC Commercial Trust 1,500	20
• Portfolio Recovery Associates, Inc. 2,000	53
Provident Financial Holdings 750	18
• Providian Financial Corp. 23,900	290
R&G Financial Corp., Class B 2,550	79
Raymond James Financial, Inc. 6,900	173
Resource America, Inc., Class A 2,000	39
Santander BanCorp 4,260	128
• Saxon Capital, Inc. 3,500	76
Seacoast Financial Services Corp. 1,973	64
SEI Investments Co. 9,700	286
• Siebert Financial Corp. 2,900	14
SLM Corp. 37,300	1,429
Southern Financial Bancorp, Inc. 253	11
Sovereign Bancorp., Inc. 25,936	518
State Financial Services Corp., Class A 2,000	59
Student Loan Corp. 1,700	241
SWS Group, Inc. 1,141	19
T. Rowe Price Group, Inc. 10,700	549
• Tarragon Realty Investors, Inc. 2,948	41
TF Financial Corp. 700	21
United Community Banks, Inc. 3,750	90
• UnitedGlobalCom, Inc., Class A 31,000	232
Value Line, Inc. 300	19
W Holding Co., Inc. 7,803	133
W.P. Carey & Co. LLC 4,100	111
Waddell & Reed Financial, Inc., Class A 7,250	161
Washington Federal, Inc. 7,220	169
Washington Mutual, Inc. 73,578	2,898

Security and Number of Shares	Value ($ x 1,000)
Waypoint Financial Corp. 4,151	107
Webster Financial Corp. 3,012	131
• Wellsford Real Properties, Inc. 1,400	26
Wesco Financial Corp. 200	79
Westwood Holdings Group, Inc. 285	5
• WFS Financial, Inc. 4,100	183
White Mountains Insurance Group, Inc. 200	103
Willow Grove Bancorp, Inc. 1,596	26
• World Acceptance Corp. 2,500	38
	87,380

Non-Durables & Entertainment 1.4%

Security and Number of Shares	Value ($ x 1,000)
• The 3DO Co. 262	–
• A.T. Cross Co., Class A 2,400	14
Action Performance Cos., Inc. 1,100	17
• Activision, Inc. 11,175	168
• AFC Enterprises, Inc. 1,000	22
• American Greetings Corp., Class A 8,500	174
Applebee's International, Inc. 5,275	205
Bob Evans Farms, Inc. 2,200	67
Boyd Gaming Corp. 5,300	125
• Boyds Collection Ltd. 2,200	6
• Brinker International, Inc. 6,900	265
• Buca, Inc. 1,100	7
CBRL Group, Inc. 3,300	124
• CEC Entertainment, Inc. 2,025	69
• Centillium Communications, Inc. 1,000	4
• Championship Auto Racing Teams, Inc. 1,000	–
• The Cheesecake Factory 1,925	82
Churchill Downs, Inc. 900	33
• CKE Restaurants, Inc. 1,800	19
Darden Restaurants, Inc. 13,300	301
• Dave and Buster's, Inc. 1,700	32
• Department 56, Inc. 3,300	53
Dover Motorsports, Inc. 1,400	6
• Drew Industries, Inc. 2,500	93
• Electronic Arts, Inc. 25,200	1,276
• Electronics Boutique Holdings Corp. 1,300	35
• Enesco Group, Inc. 1,100	14

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Equity Marketing, Inc. 500	7
The First Years, Inc. 4,000	68
Fortune Brands, Inc. 17,700	1,350
• Fossil, Inc. 2,962	73
• Handleman Co. 6,600	149
Hasbro, Inc. 14,500	274
• Hibbet Sporting Goods, Inc. 2,362	57
• Hollywood Media Corp. 1,100	4
IHOP Corp. 500	19
International Game Technology 29,100	1,098
International Speedway Corp., Class A 3,245	137
• Isle of Capri Casinos, Inc. 9,400	197
• Jack in the Box, Inc. 1,700	46
• Krispy Kreme Doughnuts, Inc. 2,100	68
Lancaster Colony Corp. 3,400	140
Landry's Restaurants, Inc. 1,800	60
Lone Star Steakhouse & Saloon, Inc. 4,400	135
• Luby's, Inc. 1,400	7
• Marvel Enterprises, Inc. 11,700	222
Mattel, Inc. 34,300	582
McDonald's Corp. 100,800	2,745
• Midway Games, Inc. 2,100	17
Movado Group, Inc. 3,700	111
• O'Charleys, Inc. 400	8
Oneida Ltd. 700	1
Outback Steakhouse, Inc. 7,000	308
• P.F. Chang's China Bistro, Inc. 800	39
• Panera Bread Co., Class A 800	33
• Papa John's International, Inc. 1,700	57
• Peco II, Inc. 1,200	1
• Penn National Gaming, Inc. 4,900	144
• Rare Hospitality International Inc. 825	23
• RC2 Corp. 2,200	60
Regis Corp. 3,900	169
Riviana Foods, Inc. 1,200	30
Ruby Tuesday, Inc. 3,100	93
Russ Berrie & Co., Inc. 1,000	29
• Ryan's Family Steak Houses, Inc. 2,250	41
• SCP Pool Corp. 3,775	152
• Service Corp. International 24,100	178

Security and Number of Shares	Value ($ x 1,000)
• Smith & Wollensky Restaurant Group, Inc. 900	6
• Sonic Corp. 1,875	60
• Sotheby's Holdings, Inc., Class A 2,938	38
• Starbucks Corp. 31,300	1,216
• The Steak N Shake Co. 1,580	30
• Stewart Enterprises, Inc., Class A 7,200	53
• Take-Two Interactive Software, Inc. 8,000	231
The Topps Co., Inc. 1,700	15
• Trans World Entertainment Corp. 1,500	16
Triarc Cos., Class B 4,400	46
Tupperware Corp. 4,800	90
Wendy's International, Inc. 10,300	402
World Wrestling Entertainment, Inc. 900	12
• Yum! Brands, Inc. 24,000	931
	15,289

Non-Ferrous Metals 0.4%

Security and Number of Shares	Value ($ x 1,000)
• A.M. Castle & Co. 1,500	14
Alcoa, Inc. 70,464	2,167
• Brush Engineered Materials, Inc. 3,600	58
• Century Aluminum Co. 3,100	61
Commercial Metals Co. 3,500	92
Commonwealth Industries, Inc. 1,300	10
• Encore Wire Corp. 2,000	55
Engelhard Corp. 9,300	270
• Frankfort Tower Industries, Inc. 1,800	–
Freeport-McMoran Copper & Gold, Inc., Class B 16,000	488
• Imco Recycling, Inc. 2,400	21
• Kaiser Aluminum Corp. 2,000	–
Minerals Technologies, Inc. 3,100	182
• Mueller Industries, Inc. 1,700	57
• Phelps Dodge Corp. 7,330	483
Reliance Steel & Aluminum Co. 4,250	140
• RTI International Metals, Inc. 4,000	59
Southern Peru Copper Corp. 1,500	44
• Stillwater Mining Co. 1,133	15
• Titanium Metals Corp. 180	14
• Wolverine Tube, Inc. 1,000	12
	4,242

Security and Number of Shares	Value ($ x 1,000)
Oil: Domestic 1.4%	
Amerada Hess Corp. 6,400	455
Ashland, Inc. 7,000	335
•CAL Dive International, Inc. 1,500	41
Chesapeake Energy Corp. 13,600	187
•Comstock Resources, Inc. 4,500	92
ConocoPhillips 56,098	4,000
Consol Energy, Inc. 5,800	166
Crosstex Energy L.P. 2,000	52
Diamond Offshore Drilling, Inc. 9,300	210
•Enbridge Energy Management LLC 1,084	48
•Encore Acquisition Co. 1,500	45
•Energy Partners Ltd. 1,700	24
Frontier Oil Corp. 3,600	64
•Global Industries Ltd. 4,400	26
•Gulf Island Fabrication, Inc. 2,800	63
•Gulfmark Offshore, Inc. 1,600	24
•Harvest Natural Resources, Inc. 6,000	99
Holly Corp. 2,000	67
•Houston Exploration Co. 5,400	242
Kaneb Services LLC 1,466	40
Kerr-McGee Corp. 10,519	515
Magellan Midstream Partners 1,200	62
•Magnum Hunter Resources, Inc. 1,750	18
Marathon Oil Corp. 29,000	973
Markwest Energy Partners L.P. 500	19
•Meridian Resource Corp. 3,100	20
Murphy Oil Corp. 8,500	582
•Nabors Industries Ltd. 11,817	524
•National-Oilwell, Inc. 5,569	155
•Newfield Exploration Co. 3,700	195
•Nuevo Energy Co. 2,300	79
•OYO Geospace Corp. 300	5
Pacific Energy Partners L.P. 3,500	89
Patina Oil & Gas Corp. 6,250	174
•Patterson-UTI Energy, Inc. 6,600	239
•Pioneer Natural Resources Co. 10,900	357
•Plains Exploration & Production Co. 2,520	50
Pogo Producing Co. 6,300	311
•Premcor, Inc. 2,600	90
•Pride International, Inc. 10,200	172

Security and Number of Shares	Value ($ x 1,000)
•Quicksilver Resource, Inc. 1,400	61
•Remington Oil & Gas Corp. 3,900	85
•Spinnaker Exploration Co. 3,400	121
St. Mary Land & Exploration Co. 3,700	134
•Stone Energy Corp. 976	48
Sunoco Logistics Partners L.P. 2,000	66
Sunoco, Inc. 5,500	346
•Superior Energy Services, Inc. 4,900	51
•Syntroleum Corp. 4,000	26
TEPPCO Partners L.P. 4,000	150
•Tesoro Petroleum Corp. 4,800	97
•Transmontaigne, Inc. 1,600	8
•Transocean, Inc. 25,231	701
•Ultra Petroleum Corp. 6,500	213
•Universal Compression Holdings, Inc. 2,900	86
Unocal Corp. 20,007	721
Valero L.P. 1,600	78
•Varco International, Inc. 7,140	148
Vintage Petroleum, Inc. 10,500	158
•Westport Resources Corp. 5,725	196
XTO Energy, Inc. 19,457	519
	14,922
Oil: International 2.9%	
•ATP Oil & Gas Corp. 1,600	11
ChevronTexaco Corp. 86,817	7,944
▲❸ Exxon Mobil Corp. 531,816	22,629
GlobalSantaFe Corp. 19,155	505
	31,089
Optical & Photo 0.2%	
•APA Optics, Inc. 1,000	3
•August Technology Corp. 1,300	17
•BMC Industries, Inc. 2,100	—
•Corning, Inc. 107,507	1,186
CPI Corp. 400	6
•Drexler Technology Corp. 1,000	15
Eastman Kodak Co. 26,000	671
•Fischer Imaging Corp. 500	2
Imation Corp. 2,000	78
•Ingram Micro, Inc., Class A 13,400	160

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Lexar Media, Inc. 5,400	50
• Meade Instruments Corp. 800	3
• Photronics, Inc. 1,400	21
▶• Polaroid Corp. 3,800	–
• Robotic Vision Systems, Inc. 200	1
• StockerYale, Inc. 500	1
• Zomax, Inc. 2,000	8
• Zygo Corp. 500	5
	2,227

Paper & Forest Products 0.8%

Boise Cascade Corp. 6,400	216
Bowater, Inc. 2,300	96
• Buckeye Technologies, Inc. 1,200	13
Chesapeake Corp. 1,000	23
CSS Industries, Inc. 900	30
Deltic Timber Corp. 700	24
Georgia-Pacific Corp. 44,365	1,557
International Paper Co. 35,304	1,423
• Kadant, Inc. 1	–
Kimberly-Clark Corp. 40,639	2,660
• Louisiana-Pacific Corp. 4,800	113
MeadWestvaco Corp. 11,674	305
Packaging Corp. of America 6,000	132
Potlatch Corp. 13,400	508
Rayonier, Inc. 1,592	62
Rock-Tennessee Co., Class A 2,000	30
• Smurfit-Stone Container Corp. 10,900	187
Temple-Inland, Inc. 4,400	272
Wausau-Mosinee Paper Corp. 4,700	66
Weyerhaeuser Co. 16,750	992
	8,709

Producer Goods & Manufacturing 4.6%

• Aaon, Inc. 4,075	81
• Actuant Corp., Class A 2,840	97
• Advanced Energy Industries, Inc. 3,900	52
• Aeroflex, Inc. 5,400	68
• AGCO Corp. 3,762	72
Alamo Group, Inc. 500	8
Albany International Corp., Class A 3,918	119

Security and Number of Shares	Value ($ x 1,000)
• American Standard Cos., Inc. 4,800	505
Ametek, Inc. 4,200	111
Applied Industrial Technologies, Inc. 2,900	76
Aptargroup, Inc. 2,200	86
• Astec Industries, Inc. 500	9
Avery Dennison Corp. 9,700	623
• AZZ, Inc. 700	11
Baldor Electric Co. 3,800	86
Barnes Group, Inc. 700	19
• BE Aerospace, Inc. 1,100	7
BHA Group Holdings, Inc. 1,500	48
• Blount International, Inc. 1,200	14
Blyth, Inc. 4,800	156
Briggs & Stratton Corp. 3,000	210
• Cantel Medical Corp. 2,381	39
• Capstone Turbine Corp. 2,600	7
Caterpillar, Inc. 28,700	2,231
CIRCOR International, Inc. 3,750	73
Clarcor, Inc. 1,700	75
Cognex Corp. 2,900	92
• Columbus McKinnon Corp. 2,400	15
Cooper Industries Ltd., Class A 7,200	395
• Cuno, Inc. 1,300	57
Curtiss-Wright Corp. 800	38
• CyberCare, Inc. 900	–
• Daisytek International Corp. 1,700	–
Deere & Co. 19,200	1,306
• DiamondCluster International, Inc., Class A 1,000	10
Dover Corp. 16,700	669
• DT Industries, Inc. 1,200	–
• Duratek, Inc. 4,000	52
Emerson Electric Co. 35,000	2,108
• Evergreen Solar, Inc. 1,000	3
• The Fairchild Corp., Class A 3,100	15
Fastenal Co. 6,600	362
Federal Signal Corp. 2,800	51
• Fisher Scientific International, Inc. 4,900	287
• Flowserve Corp. 3,900	83
• FMC Corp. 3,100	133
• Foster Wheeler Ltd. 2,500	3

Security and Number of Shares	Value ($ x 1,000)
Franklin Electric Co., Inc.　1,900	114
•Gardner Denver, Inc.　2,700	71
▲❶ General Electric Co.　826,066	24,741
The Gorman-Rupp Co.　2,300	60
Graco, Inc.　7,012	198
•GrafTech International Ltd.　2,100	19
Hardinge, Inc.　1,800	22
Harsco Corp.　3,100	135
Helix Technology Corp.　1,100	19
Herman Miller, Inc.　5,700	150
•Hexcel Corp.　2,000	17
HON Industries, Inc.　4,000	148
Honeywell International, Inc.　68,962	2,385
Hubbell, Inc., Class B　3,800	171
Hughes Supply, Inc.　1,300	73
•Ibis Technology Corp.　800	6
IDEX Corp.　2,100	99
Illinois Tool Works, Inc.　25,850	2,229
Ingersoll-Rand Co., Class A　13,700	884
•Ionics, Inc.　400	9
•Jacuzzi Brands, Inc.　2,000	17
•Jarden Corp.　1,650	61
JLG Industries, Inc.　1,800	27
Johnson Controls, Inc.　15,000	823
•Juno Lighting, Inc.　1,429	46
Kaydon Corp.　3,300	92
Kennametal, Inc.　4,000	173
Knape & Vogt Manufacturing Co.　2,200	29
•Kos Pharmaceuticals, Inc.　700	29
•Ladish Co., Inc.　1,300	12
Lawson Products, Inc.　2,000	70
Lennox International, Inc.　5,271	88
Libbey, Inc.　1,500	39
Lincoln Electric Holdings, Inc.　3,900	123
•Lone Star Technologies, Inc.　1,700	35
•Magnetek, Inc.　1,500	10
Manitowoc Co., Inc.　1,300	40
•Material Sciences Corp.　4,000	39
Matthews International Corp., Class A　1,900	58
•Maverick Tube Corp.　1,000	23

Security and Number of Shares	Value ($ x 1,000)
•Merix Corp.　3,700	58
•Micrel, Inc.　6,800	83
•Middleby Corp.　3,500	177
Milacron, Inc.　2,300	9
•Millipore Corp.　5,100	267
•Modtech Holdings, Inc.　1,000	7
•Moog, Inc., Class A　3,525	116
MSC Industrial Direct Co., Class A　4,300	123
NACCO Industries, Inc., Class A　1,300	111
•NATCO Group, Inc., Class A　1,200	9
NN, Inc.　1,800	21
Nordson Corp.　4,000	138
•Oceaneering International, Inc.　3,800	106
Pall Corp.　10,900	259
•Park-Ohio Holdings Corp.　2,600	29
Parker Hannifin Corp.　8,500	470
Penn Engineering & Manufacturing Corp.　1,000	17
Pentair, Inc.　3,500	209
•Plug Power, Inc.　2,248	17
•Possis Medical, Inc.　1,100	28
Precision Castparts Corp.　5,151	232
•Presstek, Inc.　1,100	12
Regal Beloit　3,200	64
•Research Frontiers, Inc.　800	8
Robbins & Myers, Inc.　1,400	31
Roper Industries, Inc.　1,500	73
•Safeguard Scientifics, Inc.　3,300	9
Sauer-Danfoss, Inc.　3,800	57
•Sequa Corp., Class A　2,800	137
•The Shaw Group, Inc.　2,000	24
Snap-On, Inc.　4,000	135
•SPX Corp.　8,610	382
Standex International Corp.　3,000	81
Steelcase, Inc., Class A　3,500	43
Stewart & Stevenson Services, Inc.　1,000	16
•Strattec Security Corp.　1,500	96
Tecumseh Products Co., Class A　3,200	124
Teleflex, Inc.　4,300	196
Tennant Co.　2,100	83
•Tenneco Automotive, Inc.　1,980	27

See financial notes.　113

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Terex Corp. 3,700	122
The Timken Co. 7,300	161
Trinity Industries, Inc. 1,100	33
• Triumph Group, Inc. 1,200	39
• Ultratech Stepper, Inc. 1,300	21
Valhi, Inc. 8,600	105
Valmont Industries, Inc. 2,400	49
W.W. Grainger, Inc. 7,300	383
Watsco, Inc. 3,400	99
Watts Water Technologies, Inc., Class A 1,500	37
Woodward Governor Co. 500	31
X-Rite, Inc. 2,000	27
York International Corp. 3,800	149
	49,286

Railroad & Shipping 0.4%

Security and Number of Shares	Value ($ x 1,000)
Alexander & Baldwin, Inc. 5,600	177
Burlington Northern Santa Fe Corp. 30,300	991
CSX Corp. 17,100	526
Florida East Coast Industries, Class A 3,600	131
GATX Corp. 4,000	94
• General Maritime Corp. 3,000	60
• Greenbrier Cos., Inc. 1,600	27
• Kansas City Southern Railway 5,050	70
Maritrans, Inc. 2,500	38
Norfolk Southern Corp. 31,400	748
• OMI Corp. 6,500	65
Overseas Shipholding Group 3,700	121
• SCS Transportation, Inc. 4,100	94
Union Pacific Corp. 19,500	1,149
Wabtec Corp. 2,828	46
	4,337

Real Property 1.7%

Security and Number of Shares	Value ($ x 1,000)
• Alexander's, Inc. 700	109
Alexandria Real Estate Equities, Inc. 2,500	142
AMB Property Corp. 7,300	221
American Financial Realty Trust 3,500	52
American Home Mortgage	

Security and Number of Shares	Value ($ x 1,000)
Investment Corp. 2,000	47
American Land Lease, Inc. 1,700	33
American Mortgage Acceptance Co. 1,500	20
• American Real Estate Partners L.P. 3,800	64
• American Realty Investors, Inc. 1,037	8
• American Retirement Corp. 700	3
AMLI Residential Properties 1,000	25
Annaly Mortgage Management, Inc. 9,400	163
Anthracite Capital, Inc. 4,900	52
Anworth Mortgage Asset Corp. 1,000	12
Apartment Investment & Management Co., Class A 7,400	208
Archstone-Smith Trust 15,285	419
Arden Realty, Inc. 5,500	155
AvalonBay Communities, Inc. 6,100	303
• Avatar Holdings, Inc. 700	27
Bedford Property Investors, Inc. 2,900	79
Boston Properties, Inc. 7,400	348
Brandywine Realty Trust 3,000	76
BRE Properties, Class A 5,000	159
Burnham Pacific Properties, Inc. 2,400	–
Camden Property Trust 2,300	97
Capital Automotive Real Estate Investment Trust 3,300	93
Capstead Mortgage Corp. 2,240	29
CarrAmerica Realty Corp. 5,400	154
• Catellus Development Corp. 7,189	155
CBL & Associates Properties, Inc. 2,200	111
Centerpoint Properties Trust 1,800	130
Chelsea Property Group, Inc. 4,000	204
Colonial Properties Trust 2,500	88
Commercial Net Lease Realty 3,320	55
Cornerstone Realty Income Trust, Inc. 2,200	17
Corporate Office Properties Trust SBI 3,500	71
Correctional Properties Trust 1,600	42
Cousins Properties, Inc. 2,700	76
Crescent Real Estate Equity Co. 7,400	114
Developers Diversified Realty Corp. 7,612	249
Duke Realty Corp. 10,490	306
EastGroup Properties, Inc. 900	26

Security and Number of Shares	Value ($ x 1,000)	Security and Number of Shares	Value ($ x 1,000)
Entertainment Properties Trust 2,700	90	The Macerich Co. 5,200	218
Equity Inns, Inc. 2,700	22	Mack-Cali Realty Corp. 5,900	220
Equity Office Properties Trust 32,738	824	Maguire Properties, Inc. 3,000	68
Equity One, Inc. 6,600	108	Manufactured Home Communities, Inc. 3,000	94
Equity Residential 21,200	582	• Meristar Hospitality Corp. 2,200	13
Essex Property Trust, Inc. 2,600	158	MFA Mortgage Investments, Inc. 5,500	49
Federal Realty Investment Trust 5,200	193	Mid-America Apartment Communities, Inc. 2,500	81
• FelCor Lodging Trust, Inc. 5,700	57	The Mills Corp. 5,400	219
First Industrial Realty Trust 2,600	88	National Health Investors, Inc. 3,100	74
Forest City Enterprises, Inc., Class A 5,200	273	National Health Realty, Inc. 2,300	38
Gables Residential Trust 3,500	111	Nationwide Health Properties, Inc. 5,100	92
General Growth Properties, Inc. 18,600	504	New Plan Excel Realty Trust 8,500	191
Getty Realty Corp. 2,000	43	Novastar Financial, Inc. 2,000	65
Glenborough Realty Trust, Inc. 2,900	55	Omega Healthcare Investors, Inc. 2,784	26
Glimcher Realty Trust 3,800	80	Pan Pacific Retail Properties, Inc. 2,201	97
Health Care Property Investors, Inc. 10,648	254	Parkway Properties, Inc. 500	20
Health Care Real Estate Investment Trust, Inc. 2,700	86	Pennsylvania Real Estate Investment Trust 2,500	81
Healthcare Realty Trust, Inc. 2,400	86	Plum Creek Timber Co., Inc. 15,047	445
Heritage Property Investment Trust 4,000	102	Post Properties, Inc. 2,200	59
Highwoods Properties, Inc. 3,100	70	Prentiss Properties Trust 2,700	87
Home Properties, Inc. 2,500	93	• Price Legacy Corp. 60	1
• Homestore, Inc. 4,200	20	ProLogis 15,074	443
Hospitality Properties Trust 6,000	234	PS Business Parks, Inc. 3,000	114
• Host Marriott Corp. 25,400	302	Public Storage, Inc. 10,900	456
HRPT Properties Trust 13,500	129	RAIT Investment Trust 3,300	79
IMPAC Mortgage Holdings, Inc. 4,800	90	Ramco-Gershenson Properties 1,400	33
Innkeepers USA Trust 1,500	11	Realty Income Corp. 2,300	88
iStar Financial, Inc. 9,390	334	Reckson Associates Realty Corp. 5,300	126
• Jones Lang LaSalle, Inc. 2,300	54	Redwood Trust, Inc. 2,500	109
Keystone Property Trust 1,300	26	Regency Centers Corp. 5,700	216
Kilroy Realty Corp. 2,300	72	The Rouse Co. 7,900	342
Kimco Realty Corp. 9,350	400	Saul Centers, Inc. 2,100	53
Koger Equity, Inc. 2,700	57	Senior Housing Properties Trust 4,950	74
Kramont Realty Trust 1,400	22	▶• Shelbourne Properties I 500	5
LaSalle Hotel Properties 1,000	22	▶• Shelbourne Properties III 500	3
Lexington Corp. Properties Trust 3,000	55	Shurgard Storage Centers, Inc., Class A 3,000	100
Liberty Property Trust 8,300	303	Simon Property Group, Inc. 17,400	839
LNR Property Corp. 1,200	60	SL Green Realty Corp. 4,200	171
LTC Properties, Inc. 2,800	44		

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Sovran Self Storage, Inc. 800	27
The St. Joe Co. 5,300	208
Summit Properties, Inc. 3,300	75
Sun Communities, Inc. 3,000	105
Tanger Factory Outlet Centers 800	31
Taubman Centers, Inc. 4,100	80
Thornburg Mortgage, Inc. 5,300	137
The Town & Country Trust 1,000	23
• Trammell Crow Co. 2,800	38
Trizec Properties, Inc. 12,700	182
United Dominion Realty Trust, Inc. 9,400	169
Universal Health Realty Income 900	23
Urstadt Biddle Properties, Inc. 500	7
Urstadt Biddle Properties, Inc., Class A 1,000	14
US Restaurant Properties, Inc. 1,000	16
Ventas, Inc. 5,800	128
Vornado Realty Trust 10,500	530
Washington Real Estate Investment Trust 3,100	84
Weingarten Realty Investment 7,975	231
	18,453

Retail 6.2%

Security and Number of Shares	Value ($ x 1,000)
• 1-800-Flowers.com, Inc., Class A 3,700	37
• 99 Cents Only Stores 3,066	61
• A.C. Moore Arts & Crafts, Inc. 1,400	38
Aaron Rents, Inc. 2,500	72
• Abercrombie & Fitch Co., Class A 8,300	261
• Advance Auto Parts, Inc. 6,360	274
Albertson's, Inc. 30,468	712
• Alloy, Inc. 3,100	15
• Amazon.com, Inc. 33,700	1,465
• American Eagle Outfitters, Inc. 5,050	130
• AnnTaylor Stores Corp. 6,550	265
• Arden Group, Inc., Class A 600	44
• Asbury Automotive Group, Inc. 4,100	66
• Autonation, Inc. 21,600	368
• AutoZone, Inc. 8,900	779
• Barnes & Noble, Inc. 7,400	221
• Bed, Bath & Beyond, Inc. 23,700	880
Best Buy Co., Inc. 26,150	1,419

Security and Number of Shares	Value ($ x 1,000)
• Big Lots, Inc. 11,100	157
• BJ's Wholesale Club, Inc. 6,100	148
Blair Corp. 1,500	39
Borders Group, Inc. 9,000	216
• Brightpoint, Inc. 1,650	18
• Brookstone, Inc. 7,425	148
Burlington Coat Factory Warehouse Corp. 2,500	47
• Carmax, Inc. 3,923	102
Casey's General Stores, Inc. 5,100	84
The Cato Corp., Class A 1,200	24
• Central Garden & Pet Co. 1,600	62
• Charming Shoppes, Inc. 7,700	54
• Chico's FAS, Inc. 6,650	271
• The Children's Place Retail Stores, Inc. 1,800	47
Christopher & Banks Corp. 2,650	47
Circuit City Stores, Inc. 12,500	146
Claire's Stores, Inc. 16,000	326
• Coldwater Creek, Inc. 4,075	84
• Cole National Corp. 1,300	33
• Cost Plus, Inc. 700	25
• Costco Wholesale Corp. 36,100	1,352
CVS Corp. 31,000	1,198
DEB Shops, Inc. 1,600	37
Dillards, Inc., Class A 6,000	101
Dollar General Corp. 27,775	521
• Dollar Tree Stores, Inc. 8,650	233
• The Dress Barn, Inc. 5,500	92
• Duane Reade, Inc. 700	12
• Duckwall-ALCO Stores, Inc. 1,800	30
Family Dollar Stores, Inc. 7,700	247
Federated Department Stores, Inc. 22,400	1,098
• The Finish Line, Class A 1,800	60
Foot Locker, Inc. 14,100	338
• Footstar, Inc. 600	3
Fred's, Inc. 3,262	61
Friedman's, Inc., Class A 6,500	33
• GameStop Corp., Class A 500	9
The Gap, Inc. 71,400	1,572
• Genesco, Inc. 4,300	96

Security and Number of Shares	Value ($ x 1,000)
Goody's Family Clothing, Inc. 5,000	62
•Great Atlantic & Pacific Tea Co. 2,200	18
•Guitar Center, Inc. 1,700	71
•The Gymboree Corp. 3,100	55
Home Depot, Inc. 184,500	6,493
•HOT Topic, Inc. 6,300	140
•Insight Enterprises, Inc. 4,650	78
J.C. Penney Co., Inc. Holding Co. 22,600	765
•Jo-Ann Stores, Inc. 3,795	107
•Kirkland's, Inc. 1,000	18
•Kohl's Corp. 19,300	807
•Kroger Co. 55,800	976
Limited Brands, Inc. 42,144	870
•Linens 'N Things, Inc. 4,800	156
Longs Drug Stores Corp. 4,300	84
Lowe's Cos., Inc. 63,700	3,316
The May Department Stores Co. 24,000	739
•The Men's Wearhouse, Inc. 2,400	61
Michaels Stores, Inc. 4,900	245
•The Neiman Marcus Group, Inc., Class A 2,700	131
•Nobel Learning Communities, Inc. 500	3
Nordstrom, Inc. 10,300	367
•O'Reilly Automotive, Inc. 2,200	99
•Office Depot, Inc. 26,000	455
•Pacific Sunwear of California 9,975	214
•Party City Corp. 3,800	63
•Pathmark Stores, Inc. 3,900	33
•Payless Shoesource, Inc. 2,406	34
•PC Connection, Inc. 3,000	20
Pep Boys-Manny, Moe & Jack 2,500	69
•Petco Animal Supplies, Inc. 2,500	73
PETsMART, Inc. 7,600	211
Pier 1 Imports, Inc. 3,900	81
•Pricesmart, Inc. 200	1
RadioShack Corp. 14,100	434
•Rent-A-Center, Inc. 5,250	154
•Retail Ventures, Inc. 700	5
•Rite Aid Corp. 40,400	198
Ross Stores, Inc. 13,400	409
Ruddick Corp. 3,100	63
•Safeway, Inc. 33,400	767

Security and Number of Shares	Value ($ x 1,000)
•Saks, Inc. 16,900	243
•School Specialty, Inc. 1,600	57
Sears, Roebuck & Co. 21,200	849
•Shoe Carnival, Inc. 1,200	16
•ShopKo Stores, Inc. 8,900	118
Spiegel, Inc., Class A 5,000	–
•Staples, Inc. 41,200	1,061
Talbots, Inc. 5,700	199
Target Corp. 74,600	3,235
Tiffany & Co. 13,000	507
TJX Cos., Inc. 40,400	993
•Too, Inc. 1,742	31
•Toys 'R' Us, Inc. 18,300	283
•Tractor Supply Co. 4,000	156
•Tuesday Morning Corp. 2,500	74
Unifirst Corp. 3,900	115
•United Stationers, Inc. 2,900	110
•Urban Outfitters, Inc. 3,200	148
▲❻ Wal-Mart Stores, Inc. 349,100	19,899
Walgreen Co. 81,900	2,824
Weis Markets, Inc. 1,700	60
•West Marine, Inc. 1,100	32
•The Wet Seal, Inc., Class A 3,075	17
•Whitehall Jewellers, Inc. 1,800	16
Whole Foods Market, Inc. 6,100	488
•Williams-Sonoma, Inc. 9,200	299
•Winmark Corp. 1,200	33
Winn-Dixie Stores, Inc. 16,800	128
•Zale Corp. 1,260	70
	67,284

Steel 0.1%

Security and Number of Shares	Value ($ x 1,000)
•AK Steel Holding Corp. 4,027	19
Allegheny Technologies, Inc. 6,350	65
Ampco-Pittsburgh Corp. 2,800	36
Carpenter Technology Corp. 2,500	68
Gibraltar Steel Corp. 2,500	62
Intermet Corp. 4,100	17
•International Steel Group, Inc. 2,500	73
Nucor Corp. 5,500	327
Quanex Corp. 2,500	102
Roanoke Electric Steel Corp. 800	11

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Ryerson Tull, Inc. 1,600	19
Schnitzer Steel Industries, Inc., Class A 1,650	43
• Steel Dynamics, Inc. 4,200	101
Steel Technologies, Inc. 3,700	71
United States Steel Corp. 9,900	283
Worthington Industries, Inc. 7,200	130
	1,427
Telephone 3.3%	
Adtran, Inc. 7,000	172
• Alamosa Holdings, Inc. 8,000	58
• Alaska Communications Systems Group, Inc. 2,700	19
Alltel Corp. 23,935	1,205
Applied Signal Technology, Inc. 2,100	57
AT&T Corp. 63,947	1,097
• AT&T Wireless Services, Inc. 219,734	3,034
Atlantic Tele-Network, Inc. 1,300	41
• Avaya, Inc. 35,385	484
BellSouth Corp. 148,450	3,831
• Carrier Access Corp. 2,500	27
• Centennial Communications Corp. 8,000	48
CenturyTel, Inc. 10,500	303
• Cincinnati Bell, Inc. 18,568	73
• Citizens Communications Co. 22,400	292
• Commonwealth Telephone Enterprises, Inc. 9,400	392
• Computer Access Technology Corp. 800	4
• Copper Mountain Networks, Inc. 5,200	51
• Covad Communications Group, Inc. 7,000	14
• Crown Castle International Corp. 20,900	292
CT Communications, Inc. 4,500	56
◗• CTC Communications Group, Inc. 1,550	–
D&E Communications, Inc. 4,000	55
• Ditech Communications Corp. 4,100	59
• Equinix, Inc. 2,565	75
• Extreme Networks, Inc. 4,500	25
• Finisar Corp. 7,900	14
• Global Crossing Ltd. 2,500	18
• Goamerica, Inc. 1,800	–
Hickory Tech Corp. 6,100	65
• ID Systems, Inc. 3,000	27

Security and Number of Shares	Value ($ x 1,000)
• Inet Technologies, Inc. 4,700	46
Inter-Tel, Inc. 6,000	144
• Interdigital Communications Corp. 4,500	78
• ITC Deltacom, Inc. 1	–
• ITXC Corp. 1,600	4
• j2 Global Communications, Inc. 2,000	46
• Level 3 Communications, Inc. 53,000	150
• Liberty Media Corp., Class A 216,239	2,366
◗• McLeodUSA, Inc., Class A Escrow 21,892	–
• Net2Phone, Inc. 1,600	6
◗• Network Plus Corp. 2,000	–
• Nextel Communications, Inc., Class A 88,900	2,121
• Nextel Partners, Inc., Class A 12,700	169
North Pittsburgh Systems, Inc. 3,500	63
• Novatel Wireless, Inc. 160	2
• NTL, Inc. 6,000	341
NWH, Inc. 2,500	47
• Occam Networks, Inc. 1,900	–
◗• OmniSky Corp. 2,900	–
• Pegasus Communications Corp. 3,160	63
◗• PentaStar Communications, Inc. 600	–
• Price Communications Corp. 3,855	61
• Primus Telecommunications Group, Inc. 7,500	42
• Qwest Communications International, Inc. 118,337	476
• RCN Corp. 2,300	1
SBC Communications, Inc. 268,212	6,678
• Sonus Networks, Inc. 19,400	74
Sprint Corp. (FON Group) 114,250	2,044
Sunrise Telecom, Inc. 2,000	6
• Talk America Holdings, Inc. 5,000	45
Telephone & Data Systems, Inc. 4,300	284
• Time Warner Telecom, Inc., Class A 4,500	17
• Turnstone Systems, Inc. 1,600	–
• U.S. Cellular Corp. 6,100	209
◗• U.S. Wireless Corp. 400	–
• Ulticom, Inc. 4,800	45
• Utstarcom, Inc. 1,200	32
Verizon Communications, Inc. 224,286	8,464
Warwick Valley Telephone Co. 2,100	52
	36,064

Security and Number of Shares	Value ($ x 1,000)
Tobacco 1.0%	
Altria Group, Inc. 165,300	9,154
• M & F Worldwide Corp. 1,200	15
R.J. Reynolds Tobacco Holdings, Inc. 7,332	475
Schweitzer-Mauduit International, Inc. 5,800	180
Universal Corp. 1,800	90
UST, Inc. 12,700	473
Vector Group Ltd. 1,227	20
	10,407
Travel & Recreation 0.9%	
• Alliance Gaming Corp. 3,000	75
• Ambassadors Group, Inc. 1,700	40
• Amerco, Inc. 900	25
◗• American Classic Voyages Co. 900	—
• Ameristar Casinos, Inc. 1,700	54
• Argosy Gaming Co. 1,600	60
• Aztar Corp. 1,900	49
• Bally Total Fitness Holding Corp. 1,300	5
Brunswick Corp. 13,900	571
• Caesars Entertainment, Inc. 24,300	322
Callaway Golf Co. 5,600	95
Carnival Corp. 50,000	2,134
Cedar Fair L.P. 5,300	165
Central Parking Corp. 1,600	31
Choice Hotels International, Inc. 3,400	153
• Dick's Sporting Goods, Inc. 1,000	27
• Dollar Thrifty Automotive Group, Inc. 3,500	92
Dover Downs Gaming & Entertainment, Inc. 1,480	17
• Empire Resorts, Inc. 500	7
Extended Stay America, Inc. 8,800	171
Harrah's Entertainment, Inc. 9,900	527
Hilton Hotels Corp. 30,426	532
• Interstate Hotels & Resorts, Inc. 82	—
• K2, Inc. 1,700	25
• Laidlaw International, Inc. 8,200	114
• Lakes Entertainment, Inc. 900	20
Mandalay Resort Group 4,100	236
The Marcus Corp. 4,600	75
Marine Products Corp. 270	5
Marriott International, Inc., Class A 18,700	882
• MGM MIRAGE 12,300	563
• MTR Gaming Group, Inc. 2,300	20
• Multimedia Games, Inc. 1,500	33
• Navigant International, Inc. 4,300	81
• Prime Hospitality Corp. 4,300	43
• Rent-Way, Inc. 3,200	30
Royal Caribbean Cruises Ltd. 15,300	620
• Scientific Games Corp., Class A 6,500	117
• Shuffle Master, Inc. 1,875	61
• Six Flags, Inc. 7,500	56
Speedway Motorsports, Inc. 2,300	69
• The Sports Authority, Inc. 370	14
Starwood Hotels & Resorts Worldwide, Inc. 17,730	705
Station Casinos, Inc. 4,650	210
• Stellent, Inc. 1,100	8
• Vail Resorts, Inc. 3,800	59
• WMS Industries, Inc. 1,500	42
	9,240
Trucking & Freight 0.3%	
Arkansas Best Corp. 1,100	29
BancTrust Financial Group, Inc. 1,100	19
C.H. Robinson Worldwide, Inc. 7,500	308
CNF, Inc. 4,500	164
◗• Consolidated Freightways Corp. 2,700	—
Expeditors International Washington, Inc. 8,100	326
• Forward Air Corp. 3,600	120
Heartland Express, Inc. 4,471	110
• J.B. Hunt Transport Services, Inc. 6,500	206
• Knight Transportation, Inc. 1,800	46
• Landstar Systems, Inc. 7,600	342
• Old Dominion Freight Line 1,800	67
Overnite Corp. 2,500	60
Paccar, Inc. 14,100	796
• Pacer International, Inc. 2,800	53
Ryder Systems, Inc. 6,400	235
• Swift Transportation Co., Inc. 5,970	101
USF Corp. 1,300	43

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Wabash National Corp. 2,500	63
Werner Enterprises, Inc. 5,832	117
• Yellow Roadway Corp. 2,594	88
	3,293

Utilities: Electric & Gas 2.9%

Security and Number of Shares	Value ($ x 1,000)
• The AES Corp. 50,096	434
AGL Resources, Inc. 4,300	123
• Allegheny Energy, Inc. 8,000	110
Allete, Inc. 8,200	283
Alliant Energy Corp. 9,300	231
Ameren Corp. 15,100	660
American Electric Power Co., Inc. 31,320	953
American States Water Co. 950	22
Aqua America, Inc. 3,671	75
Atmos Energy Corp. 1,800	44
Avista Corp. 3,800	64
• BayCorp Holdings Ltd. 6	–
Black Hills Corp. 1,400	43
• Calpine Corp. 12,300	53
Cascade Natural Gas Corp. 3,500	72
Centerpoint Energy, Inc. 23,600	255
Central Vermont Public Service Corp. 2,700	54
CH Energy Group, Inc. 1,900	88
Cinergy Corp. 15,100	573
Cleco Corp. 3,400	61
• CMS Energy Corp. 5,000	42
Consolidated Edison, Inc. 17,000	701
Constellation Energy Group, Inc. 16,800	646
• Covanta Energy Corp. 2,100	–
• Distributed Energy Systems Corp. 1,400	5
Dominion Resources, Inc. 26,610	1,698
DPL, Inc. 11,452	202
DTE Energy Co. 13,801	539
Duke Energy Corp. 74,300	1,565
Duquesne Light Holdings, Inc. 6,100	114
Edison International 58,700	1,374
El Paso Corp. 51,387	360
• El Paso Electric Co. 2,800	40
Energen Corp. 2,600	108
Energy East Corp. 12,214	288
Entergy Corp. 18,200	994

Security and Number of Shares	Value ($ x 1,000)
Equitable Resources, Inc. 4,400	207
Exelon Corp. 27,237	1,823
FirstEnergy Corp. 25,717	1,006
Florida Public Utilites Co. 1,066	22
FPL Group, Inc. 14,700	935
Great Plains Energy, Inc. 9,000	281
Green Mountain Power Corp. 3,800	97
Hawaiian Electric Industries, Inc. 2,600	129
Idacorp, Inc. 4,200	125
KeySpan Corp. 13,400	484
Kinder Morgan, Inc. 10,700	644
The Laclede Group, Inc. 3,300	91
MDU Resources Group, Inc. 10,950	245
MGE Energy, Inc. 400	12
National Fuel Gas Co. 5,800	142
New Jersey Resources Corp. 1,650	63
• NewPower Holdings, Inc. 3,800	3
Nicor, Inc. 3,000	102
NiSource, Inc. 22,864	461
Northeast Utilities, Inc. 10,124	186
Northwest Natural Gas Co. 3,200	94
• NRG Energy, Inc. 6,500	141
NSTAR 3,867	187
NUI Corp. 2,500	42
OGE Energy Corp. 6,500	156
Oneok, Inc. 7,400	155
Otter Tail Corp. 1,100	29
Peoples Energy Corp. 3,200	134
Pepco Holdings, Inc. 5,000	95
• PG&E Corp. 34,900	960
Piedmont Natural Gas Co. 1,600	65
Pinnacle West Capital Corp. 6,800	266
PNM Resources, Inc. 2,000	58
PPL Corp. 15,000	643
Progress Energy, Inc. 18,659	798
Public Service Enterprise Group, Inc. 19,000	815
Puget Energy, Inc. 7,500	165
Questar Corp. 8,100	287
SCANA Corp. 7,905	272
Sempra Energy 19,175	609
• Sierra Pacific Resources 4,476	32

Security and Number of Shares	Value ($ x 1,000)
The Southern Co. 58,900	1,694
• Southern Union Co. 3,010	59
Southwest Gas Corp. 3,600	82
TECO Energy, Inc. 5,600	71
Texas Genco Holdings, Inc. 2,680	95
TXU Corp. 26,400	901
• U.S. Energy Systems, Inc. 600	1
UGI Corp. 5,100	161
UIL Holdings Corp. 6,200	280
Unisource Energy Corp. 4,600	112
Vectren Corp. 5,766	139
Westar Energy, Inc. 5,700	116
WGL Holdings, Inc. 3,000	85
Williams Cos., Inc. 42,360	436
Wisconsin Energy Corp. 8,400	264
WPS Resources Corp. 2,400	110
Xcel Energy, Inc. 31,695	530
	31,071

Preferred Stock
0.0% of net assets

Real Property 0.0%

Commercial Net Lease Realty 147	**4**

Warrants
0.0% of net assets

Air Transportation 0.0%

Timco Aviation Services expires 02/28/07 160	—

Business Machines & Software 0.0%

MicroStrategy, Inc. expires 06/24/04 57	—

Business Services 0.0%

Redback Networks, Inc. expires 01/02/11 81	—
Redback Networks, Inc. expires 01/02/11 85	1
	1

Security and Number of Shares	Value ($ x 1,000)
Electronics 0.0%	
◗ Pinnacle Holdings, Inc. expires 11/13/07 9	—
Healthcare / Drugs & Medicine 0.0%	
Magellan Health Services, Inc. expires 01/05/11 7	—
Non-Ferrous Metals 0.0%	
Metals USA, Inc. expires 10/31/07 97	—

Rights
0.0% of net assets

Business Machines & Software 0.0%

• Comdisco Holding Co. 4,700	**2**

Business Services 0.0%

◗ Cell Pathways, Inc. expires 06/12/08 1,600	—
• Information Resources, Inc. 2,500	7
	7

Telephone 0.0%

◗• WilTel Communications, Inc. 4,800	—

Short-Term Investment
0.7% of net assets

Provident Institutional Temp Fund 7,865,111	**7,865**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

U.S. Treasury Obligation
0.0% of net assets

▲ U.S. Treasury Bill, 0.92%, 06/17/04	425	**425**

End of investments.

Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 8.2% of net assets		
Commercial Paper & Other Corporate Obligations 4.4%		
American Express Credit Corp		
1.07%, 05/13/04	3,510	3,510
Bank of America		
1.05%, 09/20/04	1,382	1,382
Canadian Imperial Bank Corp.		
1.72%, 05/25/05	299	299
1.06%, 05/28/04	2,911	2,911
1.04%, 01/31/05	3,687	3,686
Concord Minutemen Capital Corp.		
1.04%, 05/20/04	1,860	1,859
Credit Lyonnais		
1.08%, 09/30/04	2,637	2,637
Crown Point Funding Corp.		
1.04%, 05/10/04	720	719
Fairway Finance Corp.		
1.04%, 05/13/04	153	153
Foreningssparbanken AB		
1.06%, 05/17/04	7,696	7,695
General Electric Capital Corp.		
1.06%, 05/10/04	3,709	3,711
Societe Generale		
1.14%, 05/03/04	5,061	5,060
Svenska Handelsbanken		
1.39%, 10/27/04	3,127	3,127
Westdeutsche Landesbank AG		
1.05%, 09/23/04	2,936	2,936
1.05%, 09/29/04	3,183	3,182
1.05%, 10/12/04	4,228	4,227
		47,094

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.6%		
Deutche Bank, Time Deposit		
1.04%, 05/03/04	6,473	**6,473**

Security and Number of Shares	Value
Other Investment Companies 3.2%	
Institutional Money Market Trust 34,972,366	**34,972**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at market value (including $84,157 of securities on loan)	$1,078,260
Collateral invested for securities on loan	88,539
Receivables:	
Fund shares sold	1,170
Interest	5
Dividends	1,090
Income from securities on loan	16
Prepaid expenses	+ 56
Total assets	**1,169,136**

The fund paid $1,053,929 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$130,616
Sales/maturities	$4,525

The fund's total security transactions with other SchwabFunds® during the period were $169.

Liabilities

Collateral invested for securities on loan	88,539
Payables:	
Fund shares redeemed	328
Investments bought	1,984
Due to brokers for futures	56
Investment adviser and administrator fees	16
Transfer agent and shareholder service fees	10
Accrued expenses	+ 86
Total liabilities	**91,019**

These derive from investments and futures. As of the report date, the fund had nine open S&P 500 futures contracts due to expire on June 18, 2004, with an aggregate contract value of $2,489 and net unrealized losses of $24 and thirteen open Russell 2000 futures due to expire on June 23, 2004 with an aggregate contract value of $3,639 and net unrealized losses of $71.

Net Assets

Total assets	1,169,136
Total liabilities	− 91,019
Net assets	$1,078,117

Net Assets by Source

Capital received from investors	1,071,820
Net investment income not yet distributed	3,510
Net realized capital losses	(21,449)
Net unrealized capital gains	24,236

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$563,884		30,620		$18.42
Select Shares	$514,233		27,873		$18.45

Federal Tax Data

Portfolio cost	$1,055,473
Net unrealized gains and losses:	
Gains	$188,045
Losses	+ (165,258)
	$22,787

As of October 31, 2003:

Undistributed earnings:	
Ordinary income	$7,180
Long-term capital gains	$−

Unused capital losses:	
Expires 10/31 of:	Loss amount
2007	$18
2008	3,413
2009	2,000
2010	11,486
2011	+ 4,577
	$21,494

See financial notes. 123

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$8,003
Interest		30
Securities on loan	+	97
Total investment income		**8,130**

Net Realized Gains and Losses

Net realized gains on investments sold		634
Net realized gains on futures contracts	+	495
Net realized gains		**1,129**

Net Unrealized Gains and Losses

Net unrealized gains on investments		51,772
Net unrealized losses on futures contracts	+	(281)
Net unrealized gains		**51,491**

Expenses

Investment adviser and administrator fees		1,327
Transfer agent and shareholder service fees:		
Investor Shares		663
Select Shares		247
Trustees' fees		6
Custodian fees		41
Portfolio accounting fees		77
Professional fees		20
Registration fees		43
Shareholder reports		56
Interest expense		1
Other expenses	+	15
Total expenses		2,496
Expense reduction	−	48
Net expenses		**2,448**

Increase in Net Assets from Operations

Total investment income		8,130
Net expenses	−	2,448
Net investment income		**5,682**
Net realized gains		1,129
Net unrealized gains	+	51,491
Increase in net assets from operations		**$58,302**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $3 from the investment adviser (CSIM) and $45 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.58
Select Shares	0.39

This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $52,620

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net investment income	$5,682	$8,702
Net realized gains or losses	1,129	(5,294)
Net unrealized gains	+ 51,491	155,552
Increase in net assets from operations	**58,302**	**158,960**

Distributions Paid

Dividends from net investment income		
Investor Shares	4,835	3,195
Select Shares	+ 4,522	3,512
Total dividends from net investment income	**$9,357**	**$6,707**

The tax-basis components of distributions for the period ended 10/31/03 are:

Ordinary Income	$6,707
Long-term capital gains	$—

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	6,433	$119,062	12,774	$194,287
Select Shares	+ 5,826	106,725	11,399	172,567
Total shares sold	**12,259**	**$225,787**	**24,173**	**$366,854**
Shares Reinvested				
Investor Shares	237	$4,213	209	$2,984
Select Shares	+ 222	3,956	203	2,911
Total shares reinvested	**459**	**$8,169**	**412**	**$5,895**
Shares Redeemed				
Investor Shares	(2,913)	($53,895)	(4,461)	($68,649)
Select Shares	+ (2,670)	(49,477)	(5,507)	(85,326)
Total shares redeemed	**(5,583)**	**($103,372)**	**(9,968)**	**($153,975)**
Net transactions in fund shares	**7,135**	**$130,584**	**14,617**	**$218,774**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:		
Investor Shares		$44
Select Shares	+	25
Total		**$69**
Prior period:		
Investor Shares		$76
Select Shares	+	173
Total		**$249**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	51,358	$898,588	36,741	$527,561
Total increase	+ 7,135	179,529	14,617	371,027
End of period	**58,493**	**$1,078,117**	**51,358**	**$898,588**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $3,510 and $7,185 at the end of the current period and prior period, respectively.

Schwab International Index Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/03– 4/30/04*	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	12.74	10.47	12.22	17.13	17.93	14.21
Income or loss from investment operations:						
Net investment income	0.11	0.23	0.21	0.15	0.20	0.19
Net realized and unrealized gains or losses	1.35	2.25	(1.82)	(4.81)	(0.85)	3.66
Total income or loss from investment operations	1.46	2.48	(1.61)	(4.66)	(0.65)	3.85
Less distributions:						
Dividends from net investment income	(0.23)	(0.21)	(0.14)	(0.25)	(0.15)	(0.13)
Net asset value at end of period	13.97	12.74	10.47	12.22	17.13	17.93
Total return (%)	11.61[1]	24.24	(13.34)	(27.58)	(3.69)	27.31
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.69[2]	0.65	0.58	0.58	0.59[3]	0.58
Gross operating expenses	0.72[2]	0.74	0.76	0.75	0.82	0.99
Net investment income	1.64[2]	2.01	1.70	1.14	1.60	1.24
Portfolio turnover rate	1[1]	7	13	18	16	5
Net assets, end of period ($ x 1,000,000)	541	494	443	519	637	447

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.58% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/03–4/30/04*	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)						
Net asset value at beginning of period	12.75	10.47	12.23	17.14	17.96	14.23
Income or loss from investment operations:						
Net investment income	0.12	0.25	0.21	0.16	0.27	0.18
Net realized and unrealized gains or losses	1.35	2.26	(1.82)	(4.80)	(0.91)	3.70
Total income or loss from investment operations	1.47	2.51	(1.61)	(4.64)	(0.64)	3.88
Less distributions:						
Dividends from net investment income	(0.25)	(0.23)	(0.15)	(0.27)	(0.18)	(0.15)
Net asset value at end of period	13.97	12.75	10.47	12.23	17.14	17.96
Total return (%)	11.68[1]	24.50	(13.31)	(27.45)	(3.65)	27.49
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.50[2]	0.49	0.47	0.47	0.48[3]	0.47
Gross operating expenses	0.57[2]	0.59	0.61	0.60	0.67	0.86
Net investment income	1.83[2]	2.19	1.81	1.25	1.71	1.57
Portfolio turnover rate	1[1]	7	13	18	16	5
Net assets, end of period ($ x 1,000,000)	680	629	536	616	700	449

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.47% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2004, unaudited

This section shows all the securities in the fund's portfolio by country and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ◆ American Depositary Receipt

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.1%	Foreign Common Stock	1,037,463	1,208,745
0.4%	Foreign Preferred Stock	2,719	4,456
0.0%	Warrants	724	635
0.0%	Rights	—	20
99.5%	**Total Investments**	**1,040,906**	**1,213,856**
16.4%	Collateral Invested for Securities on Loan	199,784	199,784
(15.9)%	Other Assets and Liabilities, Net		(193,440)
100.0%	**Total Net Assets**		**1,220,200**

Security and Number of Shares	Value ($ x 1,000)
Foreign Common Stock 99.1% of net assets	
Australia 3.9%	
Amcor Ltd. 170,097	853
AMP Ltd. 250,773	1,045
Australia & New Zealand Banking Group Ltd. 358,594	4,809
BHP Billiton Ltd. 727,139	6,023
Coles Myer Ltd. 218,165	1,319
Commonwealth Bank of Australia 245,112	5,532
Foster's Group Ltd. 374,154	1,321
Insurance Australia Group Ltd. 337,549	1,185
Macquarie Bank Ltd. 41,612	1,041
Macquarie Infrastructure Group 386,221	767
National Australia Bank Ltd. 296,328	6,307
• News Corp. Ltd. 292,452	2,697
QBE Insurance Group Ltd. 125,449	1,056
Rio Tinto Ltd. 60,818	1,429
Suncorp-Metway Ltd. 107,619	1,041
Telstra Corp. Ltd. 416,897	1,439
Wesfarmers Ltd. 80,774	1,667
Westpac Banking Corp. 346,721	4,375
Woodside Petroleum Ltd. 101,251	1,209
Woolworths Ltd. 202,146	1,723
	46,838
Belgium 0.8%	
Dexia 121,918	2,005
Electrabel SA 6,048	1,986
Fortis 201,153	4,379
Solvay SA 12,932	1,084
	9,454
Canada 5.2%	
Alcan, Inc. 62,405	2,501
Bank of Montreal 99,813	3,767
Bank of Nova Scotia 198,704	5,079
Barrick Gold Corp. 99,691	1,894
BCE, Inc. 65,656	1,317
• Biovail Corp. 27,400	520
Bombardier, Inc., Class B 279,400	1,227
Brascan Corp. 31,900	1,079
Canadian Imperial Bank of Commerce 71,216	3,479
Canadian National Railway Co. 58,674	2,206
Canadian Natural Resources Ltd. 25,900	1,420
Canadian Pacific Railway Ltd. 32,300	716
Enbridge, Inc. 33,700	1,229
EnCana Corp. 91,017	3,561
George Weston Ltd. 11,500	767
Imperial Oil Ltd. 24,010	1,050
• Inco Ltd. 37,300	1,064
Loblaw Cos. Ltd. 21,098	901
Magna International, Inc., Class A 16,447	1,301
Manulife Financial Corp. 91,650	3,379
National Bank of Canada 36,900	1,194
• Nortel Networks Corp. 784,900	2,962
Petro-Canada 43,200	1,904
Placer Dome, Inc. 83,200	1,150

Security and Number of Shares	Value ($ x 1,000)
Power Corp. of Canada 29,502	1,164
Power Financial Corp. 26,300	1,067
Royal Bank of Canada 127,717	5,660
Sun Life Financial Services of Canada, Inc. 122,164	3,229
Suncor Energy, Inc. 81,600	1,940
Talisman Energy, Inc. 25,625	1,453
Thomson Corp. 40,000	1,270
TransCanada Corp. 94,561	1,867
	63,317

Denmark 0.6%

AP Moller-Maersk A/S 224	1,411
Danske Bank A/S 103,537	2,327
Novo-Nordisk A/S, Class B 50,724	2,410
TDC A/S 23,628	803
	6,951

France 10.9%

Accor SA 37,106	1,562
Air Liquide SA 19,987	3,500
• Alcatel SA, Class A 245,737	3,662
Arcelor SA 74,513	1,238
Aventis SA 134,970	10,282
AXA 281,489	5,929
BNP Paribas 157,814	9,478
Bouygues 42,044	1,436
• Cap Gemini SA 21,739	769
Carrefour SA 112,519	5,221
Cie Generale D'Optique Essilor International SA 19,882	1,163
Compagnie de Saint-Gobain 60,643	3,062
Credit Agricole SA 67,809	1,673
European Aeronautic Defense & Space Co. 61,447	1,554
• France Telecom SA 209,724	5,061
Groupe Danone 24,586	4,120
L'oreal 66,705	5,030
Lafarge SA 33,456	2,787
Lagardere S.C.A. 24,730	1,490
LVMH Moet-Hennessy Louis Vuitton SA 44,980	3,170
Michelin (C.G.D.E.), Class B 28,839	1,350
Pernod-Ricard 11,468	1,448

Security and Number of Shares	Value ($ x 1,000)
Peugeot SA 37,097	1,993
Pinault-Printemps-Redoute SA 12,173	1,256
Renault SA 34,255	2,556
Sanofi-Synthelabo SA 73,956	4,699
Schneider Electric SA 40,373	2,720
• Societe Generale, Class A 65,700	5,474
• Societe Television Francaise 1 26,048	805
• STMicroelectronics NV 117,296	2,586
Suez SA 155,587	3,118
• ❺ Total Fina Elf SA 126,170	23,337
Veolia Environnement 52,576	1,398
Vinci SA 13,931	1,356
• Vivendi Universal SA 177,845	4,475
◆ Vivendi Universal SA 54,392	1,345
	132,103

Germany 7.1%

Adidas-Salomon AG 9,200	1,063
Allianz AG 54,188	5,750
Altana AG 12,100	770
BASF AG 108,135	5,579
Bayer AG 128,045	3,489
• Bayerische Hypo-und Vereinsbank AG 66,874	1,161
Commerzbank AG 88,400	1,524
DaimlerChrysler AG 168,370	7,547
Deutsche Bank AG 103,176	8,503
Deutsche Boerse AG 19,400	1,067
Deutsche Post AG 75,227	1,658
• Deutsche Telekom AG 487,262	8,411
E.ON AG 118,150	7,832
• Infineon Technologies AG 75,100	962
Linde AG 14,312	783
Metro AG 29,214	1,295
Muenchener Rueckversicherungs AG 30,394	3,287
RWE AG 69,676	3,024
SAP AG 40,624	6,160
Schering AG 33,246	1,748
Siemens AG 157,090	11,346
ThyssenKrupp AG 63,966	1,110
Volkswagen AG 46,293	2,039
	86,108

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Hong Kong / China 1.2%	
Cheung Kong Holdings Ltd. 299,000	2,291
CLP Holdings Ltd. 387,080	2,060
Hang Seng Bank Ltd. 154,700	1,964
Hong Kong & China Gas Co. 718,400	1,234
HongKong Electric Holdings 277,756	1,221
Hutchison Whampoa Ltd. 413,800	2,785
Sun Hung Kai Properties Ltd. 265,694	2,282
Swire Pacific Ltd., Class A 190,000	1,242
	15,079
Italy 3.2%	
Alleanza Assicurazioni SPA 100,995	1,117
Assicurazioni Generali SPA 185,554	4,893
Banca Intesa SPA 709,107	2,346
Banco Popolare di Verona e Novara 75,422	1,255
Enel SPA 429,348	3,423
ENI-Ente Nazionale Idrocarburi SPA 514,100	10,452
Mediaset SPA 110,368	1,211
Mediobanca SPA 95,210	1,104
Riunione Adriatica di Sicurta SPA 60,519	1,108
Sanpaolo IMI SPA 189,885	2,215
•Telecom Italia SPA 1,132,740	2,641
•TIM SPA 753,178	4,298
UniCredito Italiano SPA 722,614	3,370
	39,433
Japan 19.2%	
Advantest Corp. 13,000	988
Aeon Co. Ltd. 48,000	2,105
Ajinomoto Co., Inc. 111,000	1,299
Asahi Glass Co. Ltd. 146,000	1,545
Asahi Kasei Corp. 250,000	1,366
Bridgestone Corp. 126,000	2,133
Canon, Inc. 162,000	8,500
Chubu Electric Power Co., Inc. 122,100	2,545
Dai Nippon Printing Co. Ltd. 117,000	1,775
Denso Corp. 92,000	1,938
East Japan Railway Co. 653	3,337
Eisai Co. Ltd. 37,000	945

Security and Number of Shares	Value ($ x 1,000)
Fanuc Ltd. 24,300	1,489
Fuji Photo Film Co. Ltd. 92,000	2,960
Fujisawa Pharmaceutical Co. Ltd. 47,000	1,092
•Fujitsu Ltd. 326,000	2,266
Honda Motor Co. Ltd. 152,700	6,130
Hoya Corp. 21,600	2,337
Ito-Yokado Co. Ltd. 68,000	2,828
•Itochu Corp. 273,000	1,155
Japan Tobacco, Inc. 126	1,007
JFE Holdings, Inc. 94,000	2,108
The Kansai Electric Power Co. 130,000	2,275
Kao Corp. 109,000	2,603
KDDI Corp. −	3
Keyence Corp. 5,900	1,417
•Kintetsu Corp. 305,830	1,097
Kirin Brewery Co. Ltd. 127,000	1,259
Komatsu Ltd. 193,000	1,100
Konica Minolta Holdings, Inc. 81,000	1,122
Kyocera Corp. 31,500	2,606
Kyushu Electric Power Co. 82,400	1,419
Matsushita Electric Industrial Co. Ltd. 403,912	5,933
Millea Holdings, Inc. 284	4,040
Mitsubishi Corp. 198,000	1,888
Mitsubishi Electric Corp. 303,000	1,532
Mitsubishi Estate Co. Ltd. 190,000	2,247
Mitsubishi Heavy Industries Ltd. 565,000	1,556
Mitsubishi Tokyo Financial Group, Inc. 787	7,003
Mitsui & Co. Ltd. 239,000	1,971
Mitsui Fudosan Co. Ltd. 142,000	1,563
Mitsui Sumitomo Insurance Co. Ltd. 247,000	2,326
•Mizuho Financial Group, Inc. 1,155	5,463
Murata Manufacturing Co. Ltd. 43,900	2,880
NEC Corp. 269,000	2,113
Nikko Cordial Corp. 240,000	1,366
Nintendo Co. Ltd. 19,700	1,860
Nippon Oil Corp. 250,000	1,377
Nippon Steel Corp. 1,020,000	2,135
Nippon Telegraph & Telephone Corp. 1,053	5,534

Security and Number of Shares	Value ($ x 1,000)
Nissan Motor Co. Ltd. 486,000	5,412
Nitto Denko Corp. 28,000	1,555
Nomura Holdings, Inc. 345,000	5,602
NTT Data Corp. 284	1,112
NTT DoCoMo, Inc. 3,463	6,872
OJI Paper Co. Ltd. 165,000	1,030
Olympus Corp. 43,000	834
Omron Corp. 43,000	1,048
Osaka Gas Co. Ltd. 394,000	1,093
Pioneer Corp. 31,000	885
Ricoh Co. Ltd. 118,000	2,352
Rohm Co. Ltd. 21,000	2,620
Sankyo Co. Ltd. 72,000	1,334
Sanyo Electric Co. Ltd. 309,000	1,400
Secom Co. Ltd. 38,500	1,650
Sekisui House Ltd. 94,000	997
Seven-Eleven Japan Co. 78,000	2,651
Sharp Corp. 184,000	3,318
Shin-Etsu Chemical Co. Ltd. 68,900	2,785
Shionogi & Co. Ltd. 61,000	960
The Shizuoka Bank Ltd. 116,000	990
SMC Corp. 11,000	1,261
Softbank Corp. 41,000	1,858
Sompo Japan Insurance, Inc. 160,000	1,443
Sony Corp. 168,500	6,520
Sumitomo Corp. 137,000	1,052
Sumitomo Electric Industries Ltd. 131,000	1,211
Sumitomo Mitsui Financial Group, Inc. 764	5,774
Takeda Chemical Industries Ltd. 166,200	6,702
TDK Corp. 22,000	1,571
Tohoku Electric Power Co. 83,700	1,345
The Tokyo Electric Power Co., Inc. 230,300	4,936
Tokyo Electron Ltd. 28,000	1,705
Tokyo Gas Co. Ltd. 507,000	1,879
Toppan Printing Co. Ltd. 122,000	1,434
Toshiba Corp. 566,000	2,600
❾ Toyota Motor Corp. 530,500	19,181
• UFJ Holdings, Inc. 686	4,243
West Japan Railway Co. 225	875

Security and Number of Shares	Value ($ x 1,000)
Yamanouchi Pharmaceutical Co. Ltd. 59,000	1,967
Yamato Transport Co. Ltd. 78,000	1,185
	234,778
Netherlands 5.4%	
ABN – Amro Holdings NV 298,017	6,481
Aegon NV 259,846	3,401
Akzo Nobel NV 51,942	1,893
• ASML Holding NV 93,364	1,486
DSM NV 16,462	789
Heineken NV 39,259	1,657
ING Groep NV 340,404	7,296
• Koninklijke Ahold NV 138,958	1,076
Koninklijke Philips Electronics NV 255,925	6,970
Reed Elsevier NV 117,871	1,656
❽ Royal Dutch Petroleum Co. 408,067	19,846
Royal KPN NV 360,914	2,600
TPG NV 67,143	1,448
Unilever NV 110,002	7,246
VNU NV 47,654	1,333
Wolters Kluwer NV 55,267	931
	66,109
Singapore 0.6%	
DBS Group Holdings Ltd. 217,778	1,830
Oversea-Chinese Banking Corp. 185,000	1,316
Singapore Press Holdings Co. Ltd. 74,666	922
Singapore Telecommunications Ltd. 1,180,696	1,624
United Overseas Bank Ltd. 237,000	1,908
	7,600
Spain 3.7%	
Altadis SA 57,998	1,639
Banco Bilbao Vizcaya Argentaria SA 587,573	7,755
Banco Popular Espanol 29,001	1,600
Banco Santander Central Hispano SA 834,597	8,964
Endesa SA 173,742	3,185
Gas Natural SDG SA 37,672	925

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Iberdrola SA 149,580	2,950
Inditex SA 47,334	1,029
Repsol YPF SA 178,984	3,770
Telefonica SA 932,829	13,877
	45,694
Sweden 1.8%	
Electrolux AB, Series B 61,579	1,217
Hennes & Mauritz AB, Series B 98,150	2,403
Nordea AB 453,696	3,058
Sandvik AB 44,107	1,435
Skandinaviska Enskilda Banken, Series A 85,410	1,241
Svenska Cellulosa AB, Series B 35,963	1,410
Svenska Handelsbanken AB, Series A 112,602	2,174
•Telefonaktiebolaget LM Ericsson, Class B 2,846,579	7,713
Volvo AB, Series B 40,445	1,384
	22,035
Switzerland 8.2%	
•ABB Ltd. 204,408	1,151
Adecco SA, Registered 26,587	1,188
•Ciba Specialty Chemicals AG 14,322	994
Compangnie Financiere Richemont AG, Series A 102,430	2,635
Credit Suisse Group 231,120	8,146
Holcim Ltd. 30,865	1,594
❼ Nestle SA, Registered 79,293	20,059
❻ Novartis AG, Registered 465,877	20,768
Roche Holdings - Genus 138,238	14,500
Serono SA, Series B 1,193	715
Swiss Reinsurance, Registered 65,184	4,288
Swisscom AG, Registered 5,043	1,565
Syngenta AG 20,323	1,626
UBS AG, Registered 231,176	16,430
•Zurich Financial Services AG 28,547	4,513
	100,172
United Kingdom 27.3%	
Amvescap PLC 119,189	786
AstraZeneca PLC 333,267	15,585
Aviva PLC 444,350	4,342

Security and Number of Shares	Value ($ x 1,000)
BAA PLC 211,384	1,949
BAE Systems PLC 605,069	2,251
Barclays PLC 1,294,064	11,669
BG Group PLC 679,151	3,923
BHP Billiton PLC 472,369	3,774
BOC Group PLC 97,556	1,568
Boots Group PLC 162,117	1,757
❶ BP PLC 4,327,143	37,408
British American Tobacco PLC 301,717	4,575
British Land Co. PLC 100,943	1,163
British Sky Broadcasting PLC 246,398	2,910
•BT Group PLC 1,675,638	5,304
•Cable & Wireless PLC 485,728	1,064
Cadbury Schweppes PLC 396,080	3,150
Carnival PLC 30,775	1,379
Centrica PLC 861,673	3,339
Compass Group PLC 440,157	2,771
Diageo PLC 614,379	8,242
Dixons Group PLC 356,181	981
Emap PLC 52,220	801
Friends Provident PLC 333,413	834
❹ GlaxoSmithKline PLC 1,165,815	24,126
GUS PLC 205,342	2,844
Hanson Plc 150,209	1,145
HBOS PLC 747,598	9,685
Hilton Group PLC 287,543	1,267
❸ HSBC Holdings PLC 2,119,648	30,372
Imperial Tobacco Group PLC 142,051	3,146
Intercontinental Hotels Group PLC 149,688	1,399
ITV PLC 564,218	1,236
J. Sainsbury PLC 268,529	1,326
Kingfisher PLC 442,761	2,224
Land Securities Group PLC 95,357	1,853
Legal & General Group PLC 1,220,030	2,023
Lloyds TSB Group PLC 1,097,042	8,200
Man Group PLC 57,326	1,716
Marks & Spencer Group PLC 443,141	2,171
National Grid Transco PLC 616,442	4,676
Next PLC 57,431	1,421
Pearson PLC 158,738	1,852
Prudential PLC 382,001	3,001

Security and Number of Shares	Value ($ x 1,000)
Reckitt Benckiser PLC 111,099	2,888
Reed Elsevier PLC 261,955	2,439
Rentokil Initial PLC 364,152	1,214
Reuters Group PLC 267,194	1,767
Rio Tinto PLC 206,808	4,537
Rolls-Royce Group PLC 14,830,900	15
Rolls-Royce Group PLC 296,618	1,218
⑩ Royal Bank of Scotland Group PLC 547,776	16,446
SABMiller PLC 162,857	1,767
Sage Group PLC 246,979	757
Scottish & Newcastle PLC 145,929	1,063
Scottish & Southern Energy PLC 173,758	2,103
Scottish Power PLC 382,227	2,598
Severn Trent Water PLC 70,101	973
Shell Transport & Trading Co. PLC 1,886,367	13,013
Smith & Nephew PLC 175,479	1,781
Smiths Group PLC 107,917	1,337
Tesco PLC 1,445,671	6,377
Unilever PLC 548,778	5,177
United Utilities PLC 124,590	1,190
❷ Vodafone Group PLC 13,328,748	32,382
Wm. Morrison Supermarkets 215,328	914
Wolseley PLC 111,522	1,634
WPP Group PLC 230,860	2,276
	333,074

Foreign Preferred Stock
0.4% of net assets

Australia 0.3%

News Corp. Ltd. 398,140	**3,407**

Germany 0.1%

Henkel KGaA 12,100	**1,049**

Security and Number of Shares	Value ($ x 1,000)

Warrants
0.0% of net assets

France 0.0%

• Casino Guichard Perrachon SA, expires 12/15/05 1,026	1
• France Telecom-CVG Equant NV, expires 06/29/04 35,326	634
	635

United States 0.0%

• NTL, Inc., Series A, expires 01/13/11 48	—

Rights
0.0% of net assets

Sweden 0.0%

• Electrolux AB, expires 06/01/04 61,579	**20**

End of investments.

Collateral Invested for Securities on Loan
16.4% of net assets

Other Investment Companies 16.4%

Securities Lending Investment Fund 199,784,171	**199,784**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2004; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at market value (including $190,008 of securities on loan)	$1,213,856
Collateral invested for securities on loan	199,784
Foreign currency	30
Receivables:	
Fund shares sold	354
Dividends	6,891
Investments sold	229
Income from securities on loan	248
Dividend tax reclaim	509
Prepaid expenses	+ 27
Total assets	**1,421,928**

The fund paid $1,040,906 for these securities. Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$6,690
Sales/maturities	$33,070

The fund paid $30 for these currencies.

Liabilities

Collateral invested for securities on loan	199,784
Cash overdraft	695
Payables:	
Fund shares redeemed	732
Interest expense	2
Withholding taxes	331
Investment adviser and administrator fees	24
Transfer agent and shareholder service fees	10
Accrued expenses	+ 150
Total liabilities	**201,728**

Net Assets

Total assets	1,421,928
Total liabilities	− 201,728
Net assets	**$1,220,200**

Net Assets by Source

Capital received from investors	1,352,144
Net investment income not yet distributed	9,119
Net realized capital losses	(313,930)
Net unrealized capital gains	172,867

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$540,677		38,700		$13.97
Select Shares	$679,523		48,655		$13.97

Federal Tax Data

Portfolio cost	$1,045,873
Net unrealized gains and losses:	
Gains	$254,877
Losses	+ (86,894)
	$167,983

As of October 31, 2003:

Undistributed earnings:	
Ordinary income	$20,158
Long-term capital gains	$—

Unused capital losses:	
Expires 10/31 of:	Loss amount
2004	$1,743
2005	1,837
2006	11,905
2007	7
2008	3,669
2009	130,942
2010	112,722
2011	+ 39,016
	$301,841

Statement of
Operations

For November 1, 2003 through April 30, 2004; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$13,821
Interest	10
Securities on loan	+ 334
Total investment income	**14,165**

An additional $1,675 was withheld for foreign taxes.

Calculated as a percentage of average daily net assets: 0.43% of the first $500 million and 0.38% of assets beyond that.

Net Realized Gains and Losses

Net realized losses on investments sold	(6,723)
Net realized gains on foreign currency transactions	+ 48
Net realized losses	**(6,675)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	126,487
Net unrealized losses on foreign currency transactions	+ (118)
Net unrealized gains	**126,369**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

Expenses

Investment adviser and administrator fees	2,435
Transfer agent and shareholder service fees:	
Investor Shares	673
Select Shares	339
Trustees' fees	5
Custodian fees	205
Portfolio accounting fees	90
Professional fees	20
Registration fees	21
Shareholder reports	67
Interest expense	2
Other expenses	+ 11
Total expenses	3,868
Expense reduction	– 314
Net expenses	**3,554**

For the fund's independent trustees only.

Includes $179 from the investment adviser (CSIM) and $135 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through at least February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.69
Select Shares	0.50

This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	14,165
Net expenses	– 3,554
Net investment income	**10,611**
Net realized losses	(6,675)
Net unrealized gains	+ 126,369
Increase in net assets from operations	**$130,305**

These add up to a net gain on investments of $119,694.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/03–4/30/04	11/1/02–10/31/03
Net Investment income	$10,611	$21,074
Net realized losses	(6,675)	(37,839)
Net unrealized gains	+ 126,369	241,954
Increase in net assets from operations	**130,305**	**225,189**

Distributions Paid

Dividends from net investment income		
Investor Shares	9,070	9,001
Select Shares	+ 12,466	11,662
Total dividends from net investment income	**$21,536**	**$20,663**

Transactions in Fund Shares

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	3,779	$52,590	5,440	$59,471
Select Shares	+ 3,897	54,352	8,086	86,648
Total shares sold	**7,676**	**$106,942**	**13,526**	**$146,119**
Shares Reinvested				
Investor Shares	629	$8,293	815	$8,329
Select Shares	+ 884	11,650	1,072	10,936
Total shares reinvested	**1,513**	**$19,943**	**1,887**	**$19,265**
Shares Redeemed				
Investor Shares	(4,435)	($61,681)	(9,803)	($105,853)
Select Shares	+ (5,500)	(76,711)	(10,942)	(119,750)
Total shares redeemed	**(9,935)**	**($138,392)**	**(20,745)**	**($225,603)**
Net transactions in fund shares	**(746)**	**($11,507)**	**(5,332)**	**($60,219)**

Shares Outstanding and Net Assets

	11/1/03–4/30/04		11/1/02–10/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	88,101	$1,122,938	93,433	$978,631
Total increase or decrease	+ (746)	97,262	(5,332)	144,307
End of period	**87,355**	**$1,220,200**	**88,101**	**$1,122,938**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/03 were:

Ordinary Income	$20,663
Long-term capital gains	$–

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:

Investor Shares	$33
Select Shares	+ 14
Total	**$47**

Prior period:

Investor Shares	$62
Select Shares	+ 46
Total	**$108**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $9,119 and $20,044 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios

All Equity Portfolio	11.3%
Growth Portfolio	10.2%
Balanced Portfolio	6.5%
Conservative Portfolio	2.4%

Schwab Annuity Portfolios

Growth Portfolio II	0.5%

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. Each of these companies is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report by trust.

The funds offer multiple share classes. For any given fund, shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically.

Fund	Investor Shares	Select Shares	e.Shares
S&P 500	•	•	•
Schwab 1000	•	•	
Small-Cap Index	•	•	
Total Stock Market Index	•	•	
International Index	•	•	

For these funds, shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trusts may issue as many shares as necessary.

The Trusts and Their Funds

This list shows the trust containing each fund in this report, along with all other funds included in these trusts. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab YieldPlus Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund
Schwab GNMA Fund

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Schwab U.S. MarketMasters Fund
Schwab Balanced MarketMasters Fund
Schwab Small-Cap MarketMasters Fund
Schwab International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Institutional Select S&P 500 Fund
Institutional Select Large-Cap Value Index Fund
Institutional Select Small-Cap Value Index Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The Schwab International Index Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date.

Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counter-parties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trusts, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other SchwabFunds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®, which seek to provide investors with allocated portfolios of Schwab index funds.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 4/30/04 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab S&P 500 Fund	–	8,866	1.37
Schwab 1000	–	1,742	1.34
Schwab Small-Cap Index Fund	–	1,110	1.49
Schwab Total Stock Market Index Fund	–	7,006	1.40
Schwab International Index Fund	695	593	1.52

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales and foreign currency transactions.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

- **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 4/30/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.; TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1, 2] 2/22/55	2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.
[2] Effective June 8, 2004, Jeffrey Lyons resigned as trustee from each of the trusts.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds®
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.
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